As confidentially submitted to the Securities and Exchange Commission on January 31, 2022

pursuant to the Jumpstart Our Business Startups Act of 2012. All information herein is strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Beamr Imaging Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

State of Israel	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 HaManofim Street
Herzeliya, 4672561, Israel
Tel: +972-52-325-8766

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mark Selinger, Esq. Gary Emmanuel, Esq. Eyal Peled, Esq. McDermott Will & Emery LLP One Vanderbilt Avenue New York, NY 10017-3852 Telephone: 312.372.2000	Ronen Kantor, Esq. Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices BSR 4, 7 Metsada Street Bnei Brak, Israel 5126112 Telephone: 972.3.6109100	Oded Har-Even, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Telephone: 212.660.3000	Reut Alfiah, Adv. Sullivan & Worcester Israel (Har-Even & Co.) HaArba’a Towers - 28 HaArba’a St. North Tower, 35th Floor Tel-Aviv, Israel 6473925 Tel: +972.74.758.0480

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JANUARY 31, 2022

Ordinary Shares

Beamr Imaging Ltd.

This is a firm commitment initial public offering of ordinary shares, par value NIS 0.01 per share, of Beamr Imaging Ltd. Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price will be between $              and $              per ordinary share.

We have applied to list our ordinary shares on             under the symbol “BMR.”  It is a condition to the closing of this offering that our ordinary shares qualify for listing on a national securities exchange.

We are both an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer,” as defined under the U.S. federal securities laws, and as such, are eligible for reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission (or the SEC) nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriter for certain expenses and the underwriter will receive compensation in addition to underwriting discounts and commissions. See the section titled “Underwriting” beginning on page 123 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We have granted a 45-day option to the representative of the underwriters to purchase up to              additional ordinary shares solely to cover over-allotments, if any.

The underwriters expect to deliver the ordinary shares on or about              , 2022.

ThinkEquity

The date of this prospectus is             , 2022.

BEFORE
OPTIMIZATION
3.5 Gigabyte
AFTER
OPTIMIZATION
2.1 Gigabyte
UP TO
10X
FASTER

BEAMR

POWERING CLOUD VIDEO STORAGE

SAVE UP TO 50% OF VIDEO STORAGE COSTS

BEFORE
AFTER

BEAMR IMAGING

MEDIA &
ENTERTAINMENT
UGC
AI
PUBLIC
SAFTEY
AUTONOMOUS
VEHICLES
GOVERNMENT
ENTERPRISE
SMART
CITY

CLOUD VIDEO STORAGE
WAS $7B IN 2021
EXPECTED TO REACH $13B
IN 2025 AT 16% CAGR

BEAMR IMAGING

BEAMR
PERCEPTUAL QUALITY MEASURE

HIGHLY CORRELATED WITH THE HUMAN VISUAL SYSTEM
ENABLES REDUCING VIDEO STORAGE SIZE BY
REMOVING VISUAL REDUNDANCIES

BEAMR IMAGING

Technology & Engeneering
Emmy® Award Winner
and
LYVE™
SEAGATE
INNOVATOR OF THE YEAR 2021
2021

INDUSTRY LEADER WITH
51 GRANTED PATENTS AND
MULTIPLE PRESTIGIOUS AWARDS

BEAMR IMAGING

i

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these ordinary shares in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date of the front cover of the prospectus. Our business, financial condition, operating results and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

Until and including                 , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. All references to “shares” in this prospectus refer to ordinary shares of Beamr Imaging Ltd., par value NIS 0.01 per share.

We are incorporated under Israeli law and under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

For purposes of this Registration Statement on Form F-1, “Company”, “Beamr”, “we” or “our” refers to Beamr Imaging Ltd. and its subsidiaries unless otherwise required by the context.

INDUSTRY AND MARKET DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this prospectus, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties, including those discussed under the heading “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2020.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

TRADEMARKS AND TRADENAMES

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

The following is a list of certain industry terms and concepts that are used in this prospectus:

“API” means application programming interface, which is a software intermediary that allows two applications to talk to each other.

“ASIC” means an application-specific integrated circuit which is an integrated circuit chip customized for a particular use, rather than intended for general-purpose use.

“AVC” means advanced video coding, also referred to as H.264 or MPEG-4 Part 10, which is a video compression standard based on block-oriented, motion-compensated integer-discrete cosine transform coding.

“BQM” means the proprietary Beamr quality measure which is an artificial intelligence trained computer vision processing architecture.

“CABR” means content adaptive bitrate which refers to our technology combined with our BQM that uses a flexible computer vision engine programmed with a high level algorithm description to achieve maximal compression of the video input while maintaining the input video resolution, format, and visual quality.

“Codec” means a device or computer program which encodes or decodes a data stream, bitstream or signal.

“CPU” means central processing unit which is the electronic circuitry in a computer that executes instructions.

“FPGA” means field-programmable gate array which is a hardware circuit that a user can program to carry out one or more logical operations.

“GPU” means graphics processing unit which is a specialized electronic circuit designed to rapidly manipulate and alter memory using parallel computations to accelerate the creation of images in a frame buffer intended for output to a display device.

“HDR” means high dynamic range imaging which is the set of techniques used to reproduce a greater range of luminosity than that which is possible with standard photographic or video graphic techniques.

“HEVC” means high efficiency video coding, also known as H.265 and MPEG-H Part 2, which is a video compression standard designed as part of the MPEG-H project as a successor to the widely used AVC standard.

“HLG” means hybrid log-gamma, an HDR format that uses the HLG transfer function, BT.2020 color primaries and a bit depth of 10-bits.

“JPEG” means joint photographic experts group which is a commonly used format for lossy compression for digital images, particularly for images produced by digital photography.

“ITU BT. 500” is an international standard for testing image quality.

“OTT” means over-the-top which is a means of providing television and film content over the internet at the request and to suit the requirements of the individual consumer. Services like Netflix, ViacomCBS and Wowza are video OTT services.

“PSNR” means peak signal to noise ratio which is a quality measure which represents the ratio between the highest power of an original signal and the power level of the distortion, on logarithmic scale.

“Silicon IP” is a reusable unit of logic, cell, or chip layout design and is also the intellectual property of one party. Silicon IP can be used as building blocks within application-specific integrated circuits (ASIC) chip designs or field programmable gate array (FPGA) logic designs.

“SSIM” means structural similarity index measure which is a technique to predict the perceived quality of digital images and videos.

“UGC” means user generated content which refers to any form of content, such as images, videos, text, and audio, that has been created or posted by users on online platforms.

“VBR” means variable bit rate which relates to the bitrate used in sound or video encoding.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our ordinary shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the “company,” “Beamr,” “we,” “us,” “our” and other similar designations refer to Beamr Imaging Ltd.

Company Overview

We are an innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one over-the-top, or OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr Quality Measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our Content Adaptive Bitrate, or CABR, system, which maximizes quality and remove visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio "golden eyes".

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 encoder, Beamr 4X content adaptive encoder, Beamr 5 encoder and the Beamr 5X content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

According to Fortune Business Insights, the global cloud video storage market is projected to grow from $7.3 billion in 2021 to $13.5 billion in 2025 and to $20.9 billion by 2028, at a compound annual growth rate, or CAGR, of 16% during the forecast period. The fact that video data is often required to be stored and accessed for long periods brings about the problem of lifetime costs associated with the efficient storing and managing of data. While the upfront cost might appear manageable over a period, the rise in data volumes results in the need to pay more in the future to keep the data in the cloud. In today’s environment, with deployment of media and entertainment, user generated content, enterprise video, agricultural technology, or AgTech, and industrial solutions, autonomous vehicles, surveillance and smart cities, the usage of video and its storage on public cloud platforms is expected to increase exponentially. As such, we believe that there is an unmet need for video storage optimization solutions that significantly reduce the costs of long term storage.

Our current product line is mainly geared to the high end, high quality media customers and we count among our customers Netflix, Snapfish, ViacomCBS, Wowza and other leading media companies using video and photo solutions.  We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2021 and December 31, 2020, our top ten customers (which in 2021 includes Netflix, Snapfish, Viacom, CBS and Wowza) in the aggregate accounted for approximately 62% of our revenues. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a software-as-a-service, or SaaS, solution deployed in the cloud that is designed to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We are currently collaborating with NVIDIA Corporation, or NVIDIA, a leading developer of GPUs, to develop the world’s first GPU accelerated encoding solution powered with our CABR, which will allow fast and easy end-user deployment combined with superior video compression rates. Upon completion, our CABR software will execute directly on NVIDIA GPU cores and interact with the NVIDIA video accelerator encoder known as NVENC, located on the GPU. We expect to beta release the Beamr HW-Accelerated Content Adaptive Encoding during the second half of 2022 and expect that following release, end-users of the solution will enjoy significant end-user storage cost savings. Using the HW accelerated solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions.

Our Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

●	We are a recognized video compression market leader. In January 2021 we were recognized with an Emmy® Award for the “Development of Open Perceptual Metrics for Video Encoding Optimization” and in November 2021 we won the Seagate Lyve Innovator of the Year competition. We have over 50 patents, and count among our customers leading content distributors including Netflix, ViacomCBS and Wowza Media Systems.
●	Strong value proposition. We believe our existing video compression encoding solutions are among the fastest software video encoders on the market and provide a lower total cost-of-ownership to our customers by reducing media storage, processing and delivery costs. Upon release of our next generation SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding, we believe that CABR performance will be up to 10x more cost efficient than our existing software-based solutions, resulting in even greater reduced media storage, processing and delivery costs.
●	Partnering with leading technology giants to enable the adoption of our video compression solutions. We offer industry proven video optimization solutions and are collaborating in product development with industry giants such as NVIDIA and Allegro DVT that provide incremental improvements to existing products without having to reinvent the wheel.
●	Core technology is powered by proprietary content-adaptive quality measure. Our CABR technology, built over our proprietary BQM, achieves maximal compression of the video input while maintaining the input video resolution, format, and visual quality. The CABR powers our existing video compression encoders as well as our next generation Beamr HW-Accelerated Content Adaptive Encoding service that is currently in development. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio "golden eyes".

●	Our management team has experience building and scaling software companies. Our visionary and experienced management team with best-in-class research and development, or R&D, capabilities and in-depth industry backgrounds and experiences has been leading us since our inception. Members of our senior leadership team have held senior product, business and technology roles at companies such as Scitex, Kodak, Comverse, IBM and Intel. Sharon Carmel, our founder and Chief Executive Officer is a serial entrepreneur with a proven track record in the software space having co-founded Emblaze (LON: BLZ) which developed the Internet’s first vector-based graphics player, preceding Macromedia Flash, and BeInSync, which developed peer-to-peer, or P2P, synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ:PTEC).

●	Ongoing customer-driven development. Through our account managers, support teams, product development teams and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our solutions. We regularly provide our customers with enhancements to our products.

Our Growth Strategies

We intend to pursue the following growth strategies:

●	Complete development and gain broad market acceptance for our SaaS solution. We are collaborating with NVIDIA in the development of our next generation product, the Beamr HW-Accelerated Content Adaptive Encoding. Upon release, we believe it will provide a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing, and delivery costs. We plan to make our next generation SaaS solution available through public cloud services such as AWS, Azure, and Google Cloud Platform, or GCP, allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment.
●	Expand business growth through collaborations and partnerships with industry-leading solution providers in new verticals. We are currently collaborating with NVIDIA and Allegro DVT and plan to expand our collaborations to develop further market-leading products. We believe that our hardware-accelerated CABR powered video optimization solutions have broad application to a wide array of verticals including UGC, public safety, smart cities, education, enterprise, autonomous vehicles, government and media and entertainment.
●	Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our product offerings and release new products and features. We maintain close relationships with our customer base who provide us with frequent and real-time feedback, which we leverage to rapidly update and further improve our products.
●	Selectively Pursue Acquisitions and Strategic Investments. While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our products, enhance our capabilities and/or expand our market presence in our core vertical markets. In 2016, we acquired Vanguard Video, a leading developer of software video encoders.

Summary of Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our ordinary shares. You should carefully consider all the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the sections titled “Risk Factors” before deciding whether to invest in our ordinary shares. Among these important risks are, but not limited to, the following:

Risks Related to Our Business and Industry

●	We have a history of losses and may not be able to achieve or maintain profitability.
●	Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.
●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.
●	To support our business growth we are expanding our product offering to include the Beamr HW-Accelerated Content Adaptive Encoding solution, a new SaaS solution, the development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our SaaS solution and other future products.
●	Our future growth depends in part upon the successful deployment of the Beamr HW-Accelerated Content Adaptive Encoding solution in the cloud.
●	The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.
●	Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

●	The ongoing COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

●	The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.
●	Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our ordinary shares.
●	The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.
●	If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.
●	If we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.
●	We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.
●	We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.
●	Our international operations and expansion expose us to risk.
●	Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

●	A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our products and services could cause us to lose revenue, damage our reputation, and expose us to liability.
●	If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.
●	Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our Beamr HW-Accelerated Content Adaptive Encoding solution which is to be deployed on a public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.
●	Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition and results of operations.
●	We could incur substantial costs and otherwise suffer harm as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.
●	We could incur substantial costs and otherwise suffer harm as a result of patent royalty claims, in particular patents related to the implementation of image and video standards.
●	We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our products and services.

Risks Related to Other Legal, Regulatory and Tax Matters

●	Changes in laws and regulations related to the internet or video standards, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.
●	Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.
●	Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.

Risks Related to Our Operations in Israel and Russia

●	Political, economic and military conditions in Israel could materially and adversely affect our business.

●	Political or other risks in Russia could adversely affect our business.
●	Economic and other risks in Russia could adversely affect our business.

Risks Related to this Offering and Ownership of our Ordinary Shares

●	The market price for our ordinary shares may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.
●	Our shareholders may not be able to resell their shares at or above the initial public offering price.
●	No public market for our ordinary shares currently exists, and an active public trading market may not develop or be sustained following this offering.
●	Our principal shareholders will continue to have significant influence over us.
●	You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering and may experience further dilution in the future.
●	Your ownership and voting power may be diluted by the issuance of additional shares of our ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

●

Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

●	We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
●	We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

Corporate Information

We are an Israeli corporation based in Herzeliya, Israel. We were incorporated in Israel on October 1, 2009. Our principal executive offices are located at 10 HaManofim Street, Herzeliya, 4672561, Israel. Our telephone number is +972-52-325-8766. Our website address is beamr.com. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;
●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);
●	will not be required to conduct an evaluation of our internal control over financial reporting;
●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and
●	are exempt from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected to opt out of taking advantage of the extended transition period to comply with new or revised accounting standards.

Foreign Private Issuer

Upon consummation of this offering, we will report under the Exchange Act, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary shares offered by us	ordinary shares

Ordinary shares to be issued and outstanding after this offering	ordinary shares, or ordinary shares if the underwriter exercises in full the over-allotment option to purchase additional ordinary shares.

Over-allotment option	We have granted the underwriter an option for a period of up to 45 days to purchase, at the public offering price, up to additional ordinary shares, less underwriting discounts and commissions, to cover over-allotments, if any.

Use of proceeds

We expect to receive approximately $            million in net proceeds from the sale of  ordinary shares offered by us in this offering (approximately $          million if the underwriter exercises its over-allotment option in full), based upon an assumed public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, for our research and development efforts, sales and marketing activities, as well as general and administrative corporate purposes, including working capital and capital expenditures. See “Use of Proceeds” for more information about the intended use of proceeds from this offering.

The amounts and schedule of our actual expenditures will depend on multiple factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering.

Risk factors	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 11 of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ordinary shares.

Proposed symbol:	We have applied to list the ordinary shares on the under the symbol “BMR”.

The number of ordinary shares that will be outstanding after this offering is                which is based on ordinary shares outstanding as of                , 2022 after giving effect to a                reverse share split effected on , 2022 at a ratio of 1-for-                 and the immediate conversion immediately prior to the closing of this offering of (i)                convertible ordinary shares and convertible preferred shares on a one (1) for one (1) basis into                ordinary shares, and (ii)                ordinary shares issuable upon the automatic conversion of advance investment agreements at a conversion price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus, and excludes:

●	ordinary shares issuable upon the exercise of warrants outstanding as of such date, at an exercise price of $ , all of which vested as of such date;
●	ordinary shares issuable upon the exercise of options to directors, employees and consultants under our incentive option plans outstanding as of such date, at a weighted average exercise price of $ , of which were vested as of such date;
●	ordinary shares reserved for future issuance under our incentive option plans; and
●	ordinary shares issuable upon exercise of the warrants to purchase our ordinary shares at $ per share to be issued to the representative of the underwriter.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise of the warrants or options, as described above;
●	no exercise by the underwriter of its option to purchase up to an additional ordinary shares from us in this offering to cover over-allotments, if any;
●	no exercise of the representative’s warrants to be issued upon consummation of this offering;
●	a reverse share split effected on , 2022 at a ratio of 1-for- ;
●	automatic conversion of advance investment agreements at a conversion price equal to $ , the midpoint of the price range on the cover page of this prospectus; and

●	that the assumed offering price is $ which is the midpoint of the range of the estimated offering price described on the cover page of this prospectus;

See “Description of Share Capital” for additional information.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations and comprehensive loss data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We have also derived the summary consolidated statement of operations data for the six months ended June 30, 2021 and 2020 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Such financial statements have been prepared in accordance with U.S. GAAP. In our opinion, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such unaudited interim condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year. The following summary financial data should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

(U.S. dollars in thousands, except share and per share data)	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020

Revenues	$3,176	$4,092	$1,008	$975
Cost of revenues	$(94)	$(114)	$(39)	$(43)
Gross profit	$3,082	$3,978	$969	$932

Research and development expenses	$(2,727)	$(3,986)	$(933)	$(1,551)
Sales and marketing expenses	$(1,371)	$(2,309)	$(527)	$(802)
General and administrative expenses	$(671)	$(938)	$(281)	$(431)
Other income	$20	$-	$75	$20
Operating loss	$(1,667)	$(3,255)	$(697)	$(1,832)

Financing expenses, net	$(697)	$(567)	$(227)	$(380)
Taxes on income	$(95)	$(114)	$(21)	$(28)

Net loss and comprehensive loss	$(2,459)	$(3,936)	$(945)	$(2,240)

Basic and diluted loss per share	$(0.19)	$(0.31)	$(0.07)	$(0.17)

Weighted average number of shares outstanding used in computing basic and diluted loss per share	12,874,066	12,844,800	12,893,800	12,853,954

(U.S. dollars in thousands, except share and per share data)	As of June 30, 2021
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Balance Sheet Data:
Cash and cash equivalents	$1,232	$	$
Trade receivable	$133	$	$
Other current assets	$33	$	$
Total current assets	$1,398	$	$
Total non-current assets	$4,506	$	$
Total current liabilities	$1,468	$	$
Total non-current liabilities	$4,074	$	$
Accumulated deficit	$29,714	$	$
Total shareholders’ equity	$362	$	$

(1)	Pro Forma data gives effect to the following events as if each event had occurred on June 30, 2021: the conversion of all of our outstanding convertible ordinary shares and convertible preferred shares as of June 30, 2021 into an aggregate of ordinary shares and the automatic conversion of advance investment agreements into ordinary shares at a conversion price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus, as if such conversions had occurred on June 30, 2021.

(2)	Pro Forma As Adjusted data gives additional effect to the sale of ordinary shares in this offering at an initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on June 30, 2021.

The adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term deposits, total assets and shareholders' equity (deficiency) by $              million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of ordinary shares offered by us at the assumed initial public offering price would increase (decrease) each of cash, cash equivalents and short-term deposits, total assets and shareholders' equity (deficiency) by $              million.

RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a history of losses and may not be able to achieve or maintain profitability.

We have incurred losses in each year since our incorporation in 2009, including net losses of $2.4 million and $3.9 million in the years ended December 31, 2020 and 2019, respectively, and net losses of $0.9 million and $2.2 million during the six months ended June 30, 2021 and 2020, respectively. As a result, we had an accumulated deficit of $29.7 million as of June 30, 2021. We intend to continue to expend substantial financial and other resources on, among other things:

●	extending our product leadership by investing in our video storage optimization products and services, and other recently introduced offerings, as well as by developing new products, expanding our platform into additional industries and enhancing our offerings with additional core capabilities and technologies;
●	sales and marketing expenses by hiring customer success personnel and investment in online marketing to attract new customers;
●	augmenting our current offerings by increasing the breadth of our technology partnerships and exploring potential transactions that may enhance our capabilities or increase the scope of our technology footprint; and
●	general administration, including legal, accounting, and other expenses related to our transition to being a new public company.

These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. In addition, to the extent we are successful in increasing our customer base, we may also incur increased losses because of unforeseen costs. If our revenue does not increase to offset our operating expenses, we will not achieve profitability in future periods and our net losses may increase. Revenue growth may slow or revenue may decline for a number of possible reasons, many of which are beyond our control, including inability to penetrate new markets, slowing demand for our products and services, increasing competition, or any of the other factors discussed in this Risk Factors section. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability at all or on a consistent basis, which would cause our business, financial condition and results of operations to suffer and the market price of our ordinary shares to decline.

Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The auditors' opinion included in our audited financial statements for the year ended December 31, 2020, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have devoted substantially all of our efforts to research and development and commercialization of our software and products and raising capital for such purposes. The development and commercialization of our software and products are expected to require substantial further expenditures. To date, we have not yet generated sufficient revenues from operations to support our activities, and therefore are dependent upon external sources for financing its operations. As of June 30, 2021, we had an accumulated deficit of $29.7 million. We have generated negative operating cash flow since inception. These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.

In order for us to pursue our business objectives, we will need to raise additional capital, which additional capital may not be available on reasonable terms or at all. Any additional capital raised through the sale of equity or equity-backed securities may dilute our shareholders’ ownership percentages and could also result in a decrease in the market value of our equity securities. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

We currently have one outstanding loan with the Silicon Valley Bank, or SVB, from February 2017, in the original principal amount of $3.0 million which is secured by all our assets. As of January 28, 2021, the outstanding balance of this loan is approximately $0.4 million. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have important consequences, including:

●	our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;
●	a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;
●	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and
●	we may be vulnerable during a downturn in general economic conditions or in our business, or may be unable to carry on capital spending that is important to our growth.

To support our business growth we are expanding our product offering to include the Beamr HW-Accelerated Content Adaptive Encoding solution, a new SaaS solution, the development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our current product line is mainly geared to the high end, high quality media customers and we count among our customers Netflix, ViacomCBS, Snapfish, Wowza and other leading media companies using video and photo solutions.  This product line involves high cost and complexity of deploying our existing software solutions and the long sales lead times.

In order to grow our business, in 2019, we resolved to build a lower cost offering which requires hardware acceleration and started to integrate with hardware encoders. In the first quarter of 2020, we introduced our first proof of concept results with Intel’s GPU. Then, we made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed to provide up to 10x cost-effective video optimization than existing solutions to an industry agnostic target market. This change in strategy and these efforts may prove more expensive than we currently anticipate, or may require longer development and deployment times, and we may not succeed in fully developing and implementing our SaaS solution sufficiently, or at all.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our SaaS solution and other future products.

To successfully develop and commercialize our Beamr HW-Accelerated Content Adaptive Encoding solution and other product offerings, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company or companies that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, we are collaborating with NVIDIA, a leading developer of GPUs, in the development of our next generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, and we are collaborating with Allegro DVT in the development the world’s first content-adaptive silicon IP encoder.

We face significant competition in seeking appropriate partners for our products, and the negotiation process is time-consuming and complex. In order for us to successfully develop and commercialize our products with a strategic partner, potential partners must view our products as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development of a product is delayed or sales of a product are disappointing. Any delay in entering into strategic partnership agreements related to our products could delay the development and commercialization of our products and reduce their competitiveness even if they reach the market. If we fail to establish and maintain strategic partnerships related to our products, we will bear all of the risk and costs related to the development and commercialization of our products, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

The risks in a strategic partnership include the following:

●	the strategic partner may not apply the expected financial resources, efforts, or required expertise in developing the physical resources and systems necessary to successfully develop and commercialize a product;
●	the strategic partner may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the products reach their full potential;
●	we may be required to undertake the expenditure of substantial operational, financial, and management resources;

●	we may be required to issue equity securities that would dilute our existing shareholders’ percentage ownership;
●	we may be required to assume substantial actual or contingent liabilities;
●	strategic partners could decide to withdraw a development program or a collaboration, or move forward with a competing product developed either independently or in collaboration with others, including our competitors;
●	disputes may arise between us and a strategic partner that delay the development or commercialization or adversely affect the sales or profitability of the product; or
●	the strategic partner may independently develop, or develop with third parties, products that could compete with our products.

In addition, a strategic partner for one or more of our products may have the right to terminate the collaboration at its discretion. For example, our collaboration with NVIDIA is based on our mutual understanding and development of our Beamr HW-Accelerated Content Adaptive Encoding solution but our collaboration has not been reduced to a written agreement and we have not signed any agreement with NVIDIA, which exposes us to the risk of termination of our collaboration at any time for any or no reason. Any early termination of our collaboration in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner or partners, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and share price by delaying the development of our products, and the sale of any products, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

Further, a strategic partner may breach an agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products and may not conduct those activities in the same manner as we would do so.

Our future growth depends in part upon the successful deployment of the Beamr HW-Accelerated Content Adaptive Encoding solution in the cloud.

Our current business is based on software licensing and is not capital intensive, usually paid for by our customers upfront on an annual basis. We are planning to expand our product offering with the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution which is to be deployed on cloud platforms (e.g., AWS, Azure, and GCP) and will be volume-based solutions. Future payments that we will make to cloud platforms and payments we will receive from customers are hard to predict and will be based on different terms and conditions. We may also be at risk if there will be gaps between account receivables and account payables. In addition, attracting new customers to our SaaS offering may involve evaluation processes that prospects may not be willing to cover before experiencing satisfying results with our products and services, while we will continue to accrue cloud platform service costs.

We expect our SaaS operation will be based on spreads in which we first pay for computing platforms (e.g. GPU instances), and then we sell storage/bandwidth savings (e.g., AWS S3, CloudFront). Any future margins may be at risk if computing platform costs increase and storage/bandwidth costs decrease. In addition, our ability to grow and maintain customer base and revenue also depends on achieving significant storage/bitrate savings, translating into superior total cost of ownership and return on investment for our customers. While we believe that the Beamr HW-Accelerated Content Adaptive Encoding solution will result in significant savings for our customers, there is a risk that our savings for the customers might not be significant.

In addition, the Beamr HW-Accelerated Content Adaptive Encoding solution is based on hardware acceleration of our core technology. While we successfully tested our technology and our technology and software libraries have matured, the new implementation of the Beamr HW-Accelerated Content Adaptive Encoding has only been tested in limited proof of concept testing, and there is a technical risk when we transition to ultra-high volume production and utilizing platforms that were not tested.

There is a risk that we may not win customers that moved their long-tail assets to cold, or off-line storage services (e.g., Amazon S3 Glacier) for reduced storage costs. In addition, improvements in general encoding solutions that are based on "content-adaptive" or "content-aware" technologies may reduce the savings which our products and services can provide. Moreover, if the public cloud data services that utilize NVIDIA GPUs (e.g Amazon, GCP, Azure) do not adopt, or take significant time to adopt, the Nvidia driver and firmware with our new capabilities, that could adversely affect our market penetration and future revenue growth.

We believe any future revenue growth will depend on a number of factors, including, among other things, our ability to:

●	continually enhance and improve our products and services, including the features, integrations and capabilities we offer, and develop or otherwise introduce new products and solutions;
●	attract new customers and maintain our relationships with, and increase revenue from, our existing customers;
●	provide excellent customer and end user experiences;
●	maintain the security and reliability of our products and services;
●	introduce and grow adoption of our offerings in new markets outside the United States;
●	hire, integrate, train and retain skilled personnel;
●	adequately expand our sales and marketing force and distribution channels;
●	obtain, maintain, protect and enforce intellectual property protection for our platform and technologies;
●	expand into new technologies, industries and use cases;
●	expand and maintain our partner ecosystem;
●	comply with existing and new applicable laws and regulations, including those related to data privacy and security;
●	price our offerings effectively and determine appropriate contract terms;
●	determine the most appropriate investments for our limited resources;
●	successfully compete against established companies and new market entrants; and
●	increase awareness of our brand on a global basis.

If we are unable to accomplish any of these objectives, any revenue growth will be impaired. Many factors may contribute to declines in growth rate, including increased competition, slowing demand for our offerings, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, and global economic downturns, among others. If our growth rate declines as a result of this or any of the other factors described above, investors’ perceptions of our business and the market price of our ordinary shares could be adversely affected.

Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries that may prevent us from achieving the objectives outlined herein. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be adversely affected. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the market price of our ordinary shares could be volatile, and it may be difficult to achieve and maintain profitability.

The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

Our ability to increase our customer base and achieve broader market acceptance of our products and services and in particular the Beamr HW-Accelerated Content Adaptive Encoding solution will depend to a significant extent on our ability to expand our sales and marketing operations. As part of our growth strategy, we plan to dedicate significant resources to our marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

We plan to make continued investments in the growth and expansion of our business and customer base including in particular substantial investment of resources in the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution. The growth and expansion of our business places a continuous and significant strain on our management, operational, financial and other resources. In addition, as customers adopt our offerings for an increasing number of use cases, we have had to support more complex commercial relationships. In order to manage our growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our security and compliance requirements, our operating and administrative systems, our customer service and support capabilities, our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner.

We may not be able to sustain the pace of improvements to our products and services, or the development and introduction of new offerings, successfully, or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent losses.

As we continue to expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. Failure to manage our growth to date and any future growth effectively could result in increased costs, negatively affect customer satisfaction and adversely affect our business, financial condition, results of operations and growth prospects.

The ongoing COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In December 2019, an outbreak of a novel coronavirus disease, or COVID-19, was first identified and began to spread across the globe and, in March 2020, the World Health Organization declared it a pandemic. This contagious disease has spread across the globe and is impacting economic activity and financial markets worldwide, including countries in which our end users and customers are located, as well as the United States and Israel where we have business operations. As a result of the COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and required people to remain at home while imposing significant restrictions on traveling and social gatherings.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, we took precautionary measures intended to minimize the risk of the virus to our employees, our customers, our partners and the communities in which we operate, which could negatively impact our business. In the first quarter of 2020, we temporarily closed all of our offices and enabled our entire workforce to work remotely. We also suspended all travel worldwide for our employees for non-essential business. While we subsequently reopened our offices, most of our employees continued to work remotely, a majority of whom continue to do so as of the date of this prospectus. These changes could extend into future quarters.

While COVID-19 has not had a material adverse impact on our operations through the date of this prospectus, the impact of COVID-19 on our ability to attract, serve, retain or upsell customers is inherently uncertain and depends on the duration, severity and potential resurgence of the pandemic and its impact on end users, customers and the macroeconomic environment as a whole. Prior to the COVID-19 pandemic, our employees traveled frequently to establish and maintain relationships with one another, as well as our customers, partners, and investors. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, continued limitations on travel and doing business in person may negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, any of which could adversely affect our business, financial condition and results of operations.

Furthermore, COVID-19 has disrupted and may continue to disrupt the operations of our customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business, financial condition and results of operations. More generally, the COVID-19 pandemic has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for our offerings and harm our business, financial condition and results of operations. Existing and potential customers may choose to reduce or delay technology investments in response to the COVID-19 pandemic, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact our operating results, financial condition and prospects. For example, as a result of COVID-19, we have experienced and expect to continue to experience an increase in the average length of sales cycles to onboard new customers, delays in new projects, and requests by some customers for extension of payment obligations, all of which could materially and adversely impact our business, financial condition and results of operations in future periods. The COVID-19 pandemic has also resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. It is also possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, financial condition and results of operations as the impact will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

The markets in which we operate, in particular the video storage market, are relatively new and rapidly evolving. Accordingly, it is difficult to predict customer adoption, renewals and demand, the entry of new competitive products, the success of existing competitive products, and the future growth rate, expansion, longevity, and size of the markets for our products and services. The expansion of these new and evolving markets depends on a number of factors, including the cost, performance, and perceived value associated with the technologies that we and others in our industry develop. If we or other companies in our industry experience security incidents, loss of customer data, or disruptions in delivery or service, the market for these applications as a whole, including the demand for our offerings, may be negatively affected. If video products and solutions such as ours do not continue to achieve market acceptance, or there is a reduction in demand caused by decreased customer acceptance, technological challenges, weakening economic conditions, privacy, data protection and data security concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our offerings might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition, results of operations and growth prospects.

Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our ordinary shares.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter and year to year in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new customers and increase revenue from our existing customers;
●	the loss of existing customers;
●	customer satisfaction with our products, solutions, platform capabilities and customer support;
●	mergers and acquisitions or other factors resulting in the consolidation of our customer base;
●	mix of our revenue;
●	our ability to gain new partners and retain existing partners;
●	fluctuations in share-based compensation expense;
●	decisions by potential customers to purchase competing offerings or develop in-house technologies and solutions as alternatives to our offerings;
●	changes in the spending patterns of our customers;
●	the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, and general and administrative resources;
●	network outages;
●	developments or disputes concerning our intellectual property or proprietary rights, our products and services, or third-party intellectual property or proprietary rights;
●	negative publicity about our company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, privacy, data protection or data security;
●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;
●	general economic, industry, and market conditions;
●	the impact of the ongoing COVID-19 pandemic, or any other pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions;
●	the impact of political uncertainty or unrest;
●	changes in our pricing policies or those of our competitors;

●	fluctuations in the growth rate of the markets that our offerings address;
●	seasonality in the underlying businesses of our customers, including budgeting cycles, purchasing practices and usage patterns;
●	the business strengths or weakness of our customers;
●	our ability to collect timely on invoices or receivables;
●	the cost and potential outcomes of future litigation or other disputes;
●	future accounting pronouncements or changes in our accounting policies;
●	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;
●	our ability to successfully expand our business in the United States and internationally;
●	fluctuations in foreign currency exchange rates; and
●	the timing and success of new products and solutions introduced by us or our competitors, or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners.

In particular, our cost of revenue is generally higher in periods during which we acquire new customers.

The impact of one or more of the foregoing or other factors may cause our results of operations to vary significantly. Such fluctuations make forecasting more difficult and could cause us to fail to meet the expectations of investors and securities analysts, which could cause the trading price of our ordinary shares to fall substantially, resulting in the loss of all or part of your investment, and subject us to costly lawsuits, including securities class action suits.

The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.

Our future success is dependent on our ability to establish and maintain successful relationships with a diverse set of customers.

We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2021 and December 31, 2020, our top ten customers in the aggregate accounted for approximately 62% of our revenues.

Until we can derive revenue, if any, from the Beamr HW-Accelerated Content Adaptive Encoding solution, we expect to continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition and results of operations. Customers may choose not to renew their contracts or may otherwise reduce the breadth of the offerings which they purchase for any number of reasons. We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.

If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.

The markets in which we compete are characterized by rapid technological change, frequent introductions of new products, services, features and capabilities, and evolving industry standards and regulatory requirements. Our ability to grow our customer base and increase our revenue will depend in significant part on our ability to develop or otherwise introduce new products and solutions; develop or otherwise introduce new features, integrations, capabilities and other enhancements to our existing offerings on a timely basis; and interoperate across an increasing range of devices, operating systems and third-party applications. The success of any new products or solutions, or enhancements to our existing offerings, will depend on a number of factors including, but not limited to, the timeliness and effectiveness of our research and product development activities and go-to-market strategy, our ability to anticipate customer needs and achieve market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with the product development process, and the availability of other newly developed products and technologies by our competitors.

In addition, in connection with our product development efforts, we may introduce significant changes to our existing products or solutions, or develop or otherwise introduce new and unproven products or solutions, including technologies with which we have little or no prior development or operating experience. These new products, solutions and updates may not perform as expected, may fail to engage our customer base or other end users of our products, or may otherwise create a lag in adoption of such new products. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and delays in releasing new products, deployment options, and product enhancements and may have similar experiences in the future. As a result, some of our customers may either defer purchasing our offerings until the next upgrade is released or switch to a competitor if we are not able to keep up with technological developments. To keep pace with technological and competitive developments we have in the past invested, and may in the future invest, in the acquisition of complementary businesses, technologies, services, products, and other assets that expand our offerings. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers or that will achieve market acceptance. The short- and long-term impact of any major change to our offerings, or the introduction of new products or solutions, is particularly difficult to predict. If new or enhanced offerings fail to engage our customer base or other end users of our products, or do not perform as expected, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such products, any of which may adversely affect our reputation and negatively affect our business in the short-term, long-term, or both. If we are unable to successfully enhance our existing offerings to meet evolving customer requirements, increase adoption and use cases of our offerings, develop or otherwise introduce new products and solutions and quickly resolve security vulnerabilities or other errors or defects, or if our efforts in any of these areas are more expensive than we expect, our business, financial condition and results of operations would be adversely affected.

If we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.

Our success depends in part on our ability to integrate our products and services with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our offerings to adapt to changes in hardware, software, networking, browser and database technologies. Third-party products and services are constantly evolving, and we may not be able to modify our offerings to ensure their compatibility with those of other third parties following development changes. Any losses or shifts in the market position of the providers of these third-party products and services could require us to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective. Any expansion into new geographies may also require us to integrate our offerings with new third-party technologies, products and services and invest in developing new relationships with these providers. If we are unable to respond to changes in a cost-effective manner, our offerings may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be negatively impacted.

In addition, a significant percentage of our customers may choose to integrate our products and services with certain capabilities of third-party hardware and software providers using APIs. The functionality and popularity of our products and services may depend, in part, on their ability to integrate with a wide variety of third-party applications and software. Third-party providers of applications may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing use of their applications and access to those applications and software in an adverse manner. Such changes could functionally limit or eliminate our ability to use these third-party applications and software in conjunction with our offerings, which could negatively impact customer demand, our competitive position and adversely affect our business.

We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.

While there are several companies offering video compression solutions such as MainConcept, Ateme and Ittiam and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies that offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, and GCP could in the future develop their own video optimization hardware accelerated solutions.

We believe the following competitive attributes are necessary for our solutions to successfully compete in the video compression market:

●	the performance and reliability of our solutions;
●	cost of deployment and return on investment in terms of cost savings;
●	sophistication, novel and innovative intellectual property and technology, and functionality of our offerings;
●	cross-platform operability;
●	security;
●	ease of implementation and use of service;
●	high quality customer support; and
●	price.

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have substantially greater financial, technical, and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships

Additionally, we compete with home-grown, start-up, and open source technologies across the categories described above. With the introduction of new technologies and the entrance of new market participants, competition has intensified, and we expect it to continue to intensify in the future. Established companies are also developing their own video encoding and optimization platforms, products and solutions within their own core product lines, and may continue to do so in the future. Established companies may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge from time to time and rapidly acquire significant market share due to various factors such as their greater brand name recognition, larger existing user or customer base, consumer preferences for their offerings, a larger or more effective sales organization and greater financial, technical, marketing and other resources and experience. Furthermore, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other larger technology companies in the future. Companies resulting from these potential consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Many of our competitors have, and some of our potential competitors may have, greater financial, technical, and other resources, longer operating histories, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, larger and more mature intellectual property portfolios, more established relationships in the industry and with customers, lower cost structures and greater customer experience resources. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and customer requirements. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings, including through selling at zero or negative margins, product bundling, forced product migrations, auto-installation of applications, or closed technology platforms. Potential customers may also prefer to purchase from companies with which they have an existing relationship rather than a new supplier, regardless of product performance or features. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets. These competitive pressures in the markets in which we operate, or our failure to compete effectively, may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to effectively address these factors could significantly and adversely affect our business, financial condition and results of operations.

If we are unable to increase sales of our products and services to new customers, expand the offerings to which our existing customers subscribe, or expand the value of our existing sales, our future revenue and results of operations will be adversely affected.

Our success depends on our ability to sell our products and services to new customers and to expand within our existing customer base by selling products and services for additional offerings to our existing customers and expanding the value of existing customers’ subscriptions, and to do so in a cost-effective manner. Our ability to sell new products and services and expand the value of existing sales depends on a number of factors, including the prices of our offerings and their functionality, the prices of products offered by our competitors, and the budgets of our customers. We also plan to offer an initial trial period for certain of our offerings. To the extent prospective customers utilize this trial period without becoming, or lead others not to become, paying customers, our expenses may increase as a result of associated hosting costs, and our ability to grow our business may be adversely affected. There is no guarantee that such events will translate into new customers.

In addition, a significant aspect of our sales and marketing focus is to expand deployments within existing customers. The rate at which our customers purchase additional offerings and expand the value of their existing offerings depends on a number of factors, including, among other things, customers’ level of satisfaction with our offerings and customer support, the nature and size of the deployments, the desire to address additional use cases, and the availability of, and customers’ awareness of and perceived need for, additional features, integrations, capabilities or other enhancements, as well as general economic conditions. If our customers do not recognize the potential of our offerings, our business would be materially and adversely affected.

If our existing customers do not renew their order of products or subscription to services, or if they renew on terms that are less economically beneficial to us, it could have an adverse effect on our business, financial condition and results of operations.

We expect to derive a significant portion of our revenue from renewals of subscriptions. Customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Subscriptions for most of our offerings are offered on either an annual or multi-year basis. Our subscriptions may also generally include committed usage amounts. As a result, we cannot provide assurance that customers will renew their subscriptions for a similar contract period or with the same or greater product depth, number of users, functionality or other terms that are equally or more economically beneficial to us, if they renew at all.

Our customers’ renewals may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, the frequency and severity of product outages, our product uptime or latency, the pricing of our offering in relation to competing offerings, additional new features, integrations, capabilities or other enhancements that we offer, updates to our products as a result of updates by technology partners, and customers or users no longer having a need for our offerings . Renewal rates may also be impacted by general economic conditions or other factors that reduce customers’ spending levels. If our customers do not renew their subscriptions or renew on terms less economically favorable to us, our revenue may decline or grow less quickly than anticipated, which would adversely affect our business, financial condition and results of operations.

If we fail to meet contractual commitments under our customer agreements, we could be subject to contractual penalties, litigation and other liabilities, and could experience an increase in contract terminations or decrease in contract renewals in future periods, which would lower our revenue, increase our costs and otherwise adversely affect our business, financial condition and results of operations.

Our customer agreements may contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer agreements, we may be contractually obligated to provide these customers with service credits, or customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions, either of which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied or refunds paid out. In addition, customer terminations or any reduction in renewals resulting from service-level failures could significantly affect both our current and future revenue. We cannot guarantee that we will not experience a material decrease in customer renewals in future periods as additional customers cycle through their subscription terms.

Furthermore, any service-level failures or failure to meet committed delivery schedules and milestones could also create negative publicity and damage our reputation, which may discourage prospective customers from adopting our offerings. In addition, if we modify the terms of our contractual commitments in future customer agreements in a manner customers perceive to be unfavorable, demand for our offerings could be reduced. The occurrence of these or any of the events discussed above could have a significant adverse effect on our business, financial condition, results of operations and cash flow, as well as our ability to grow our business.

We rely on third parties, including third parties outside the United States, for some of our software development, quality assurance, operations, and customer support.

We currently depend on various third parties for some of our software development efforts, quality assurance, operations, and customer support services. Specifically, through our subsidiary Beamr Imaging RU we outsource some of our software development and design, quality assurance, and operations activities to third-party contractors that have employees and consultants located in Russia. Our dependence on third-party contractors creates a number of risks, in particular, the risk that we may not maintain development quality, control, or effective management with respect to these business operations. In addition, poor relations between the United States and Russia, and sanctions by the United States and the European Union, or the EU, against Russia could have an adverse impact on our third-party software development in Russia. We anticipate that we will continue to depend on these and other third-party relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and, as a result, our competitive position or our results of operations could suffer.

We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously and adversely affect our business, financial condition and results of operations. Although we have entered into employment or consulting agreements with our personnel, their employment is generally for no specific duration. We are also substantially dependent on the continued service of our existing IT personnel because of the complexity of our products.

Our future performance also depends on the continued services and continuing contributions of our senior management team, which includes Sharon Carmel, our founder and Chief Executive Officer, to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of our senior management team, particularly our Chief Executive Officer, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.

Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel, as well as high employee attrition. There is currently a high demand for experienced software industry personnel, particularly for engineering, research and development, sales and support positions, and we may not be successful in attracting, integrating and retaining qualified personnel to fulfill our current and future needs. This intense competition has resulted in increasing wages, especially in Israel, where our headquarters is located and most of our research and development positions are located, and in California, where our sales offices are located, which may make it more difficult for us to attract and retain qualified personnel, as many of the companies against which we compete for personnel have greater financial resources than we do. These competitors may also actively seek to hire our existing personnel away from us, even if such employee has entered into a non-compete agreement. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s confidential information or other intellectual property, taking into account, among other things, the employee’s tenure, position, and the degree to which the non-compete undertaking limits the employee’s freedom of occupation. We may not be able to make such a demonstration. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged their former employers’ proprietary or other confidential information or incorporated such information into our products, which could include claims that such former employers therefore own or otherwise have rights to their inventions or other work product developed while employed by us.

In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us and could lead to employee attrition. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business, financial condition, results of operations and growth prospects could be adversely affected.

If we are not able to maintain and enhance awareness of our brand, especially among companies who store large amounts of video files, our business, financial condition and results of operations may be adversely affected.

We believe that developing and maintaining widespread awareness of our brand, especially with companies who store large amounts of video files, is critical to achieving widespread acceptance of our products and services and attracting new users and customers. Brand promotion activities may not generate user or customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract and retain users and customers necessary to realize a sufficient return on our brand-building efforts, and may fail to achieve the widespread brand awareness that is critical for broad customer adoption of our offerings.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could adversely affect our business.

We believe that our corporate culture, which is based on openness, flexibility, and collaboration, has been and will continue to be a key contributor to our success. We expect to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. The growth and expansion of our business and our transition from a private company to a public company may result in changes to our corporate culture, which could adversely affect our business, including our ability to recruit and retain qualified personnel.

Our failure to offer high quality customer support would have an adverse effect on our business, reputation and results of operations.

Our customers depend on our customer success managers to resolve issues and realize the full benefits relating to our products and services. If we do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support and education, our ability to renew contracts with, or establish contracts for additional offerings to, existing customers, or expand the value of existing customers’ contracts, would be adversely affected and our reputation with potential customers could be damaged. In addition, most of our existing customers are large enterprises with complex information technology environments and, as a result, require significant levels of support. If we fail to meet the requirements of these customers, it may be more difficult to grow sales or maintain our relationships with them.

Additionally, while growing our need for customer success managers is a key component of our growth strategy, it can take several months to recruit, hire and train qualified engineering-level customer support employees, and we may not be able to hire such resources fast enough to keep up with demand during the relevant time in the future. To the extent that we are unsuccessful in hiring, training and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our products and services, will be adversely affected. Any failure by us to provide and maintain high-quality customer support services would have an adverse effect on our business, reputation and results of operations.

The sales prices of our offerings may change, which may reduce our revenue and gross profit and adversely affect our financial results.

The sales prices for our offerings may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, promotional programs, general economic conditions, or our marketing, user acquisition and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, we have sometimes adjusted our prices for individual customers in certain situations, and expect to continue to do so in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the market segments in which we operate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide for free. Similarly, certain competitors may use marketing strategies that enable them to acquire customers more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that customers and resellers are willing to pay in those countries and regions. As we develop and introduce new offerings, as well as features, integrations, capabilities and other enhancements, we may need to, or choose to, revise our pricing. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other offerings, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our international operations and expansion expose us to risk.

Our products and services address the needs of customers and end users around the world, and we see continued international expansion as a significant opportunity. For the years ended December 31, 2020 and 2019, we generated approximately 19% and 16% of our revenue, respectively, from customers outside the United States and, for the six months ended June 30, 2021 and 2020, we generated approximately 37% and 32% of our revenue, respectively, from customers outside the United States. Our customers, end users, employees and partners are located in a number of different jurisdictions worldwide, and we expect our operations will become increasingly global as our business continues to grow. Our current international operations involve, and future initiatives will also involve, a variety of risks, including:

●	unexpected changes in practices, tariffs, export quotas, custom duties, trade disputes, tax laws and treaties, particularly due to economic tensions and trade negotiations or other trade restrictions;
●	different labor regulations, especially in the EU, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;
●	exposure to many evolving stringent and potentially inconsistent laws and regulations relating to privacy, data protection, and information security, particularly in the EU;
●	changes in a specific country’s or region’s political or economic conditions;
●	risks resulting from the ongoing COVID-19 pandemic, or any other pandemic, epidemic or outbreak of infectious disease, including uncertainty regarding what measures the U.S. or foreign governments will take in response;
●	risks resulting from changes in currency exchange rates;
●	challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;
●	difficulties in maintaining our corporate culture with a dispersed workforce;
●	risks relating to the implementation of exchange controls, including restrictions promulgated by the United States Department of the Treasury’s Office of Foreign Assets Control, or OFAC, and other similar trade protection regulations and measures in the United States or in other jurisdictions;
●	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;
●	slower than anticipated availability and adoption of cloud infrastructures by international businesses, which would increase our on-premise deployments;
●	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;
●	limited or unfavorable—including greater difficulty in enforcing—intellectual property protection; and
●	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars and NIS. A portion of the cost of revenue, research and development, selling and marketing and general and administrative expenses of our Israeli and Russian operations are incurred in NIS or in Russian Ruble, or RUB. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS or RUB appreciates against the U.S. dollar, or if the value of the NIS or RUB decline against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli and Russian goods and services exceed the rate of decline in the relative value of the NIS and RUB, then the U.S. dollar-denominated cost of our operations in Israel and Russia would increase and our results of operations could be materially and adversely affected. We cannot predict any future trends in the rate of inflation in Israel and Russia or the rate of depreciation (if any) of the NIS and RUB against the U.S. dollar, and our ability to hedge our exposure to currency exchange rate fluctuations may be limited.

In addition, we use products and services and offer our products and services through cloud services, which may publish different prices in different locations. These differences in prices and locations may impact our costs and margins, and value we bring to our customers.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our products and services could cause us to lose revenue, damage our reputation, and expose us to liability.

Our products and services are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain bugs, defects, security vulnerabilities, errors, or other performance failures, especially when first introduced, or otherwise not perform as intended. Any such bug, defect, security vulnerability, error, or other performance failure could cause damage to our reputation, loss of customers or revenue, order cancellations, service terminations, and lack of market acceptance of our offerings. As the use of our offerings among new and existing customers expands, particularly to more sensitive, secure, or mission critical uses, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our offerings fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems. Despite our efforts, such corrections may take longer to develop and release than we or our customers anticipate and expect.

Any limitation of liability provision contained in an agreement with a customer, user, third-party vendor, service provider, or partner may not be enforceable, adequate or effective as a result of existing or future applicable law or judicial decisions, and may not function to limit our liability arising from regulatory enforcement or other specific circumstances. The sale and support of our offerings entail the risk of liability claims, which could be substantial in light of the use of our offerings in enterprise-wide environments. In addition, our insurance against any such liability may not be adequate to cover a potential claim, and may be subject to exclusions, or subject us to the risk that the insurer will deny coverage as to any future claim or exclude from our coverage such claims in policy renewals, increase our fees or deductibles or impose co-insurance requirements. Any such bugs, defects, security vulnerabilities, errors, or other performance failures in our products and services, including as a result of denial of claims by our insurer or the successful assertion of claims by others against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.

Our business products and services involve the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services.

In addition, part of the process of our solution is replacing our customer’s native image and video files with optimized, compressed files. This process and replacement of files can result in data loss. Additionally, we do not directly control content that our customers store or use in our products. If our customers use our products for the transmission or storage of personal, confidential, sensitive, or other information about individuals and our security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability.

We engage third-party vendors and service providers to store and otherwise process some of our and our customers’ data, including personal, confidential, sensitive, and other information about individuals. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers’ data, including confidential, sensitive, and other information about individuals.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our Beamr HW-Accelerated Content Adaptive Encoding solution is to be deployed on a public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Customers of our offerings will need to be able to access our platform at any time, without interruption or degradation of performance. Our Beamr HW-Accelerated Content Adaptive Encoding solution is to be deployed on a public cloud infrastructure with the goal of providing improved stability, reliability, scalability and elasticity for our offerings. We may discover deficiencies in our design, implementation or maintenance of our Beamr HW-Accelerated Content Adaptive Encoding solution that could adversely affect our business, financial condition and results of operations. Furthermore, we cannot yet know the ultimate impact of this or any similar future event on our customer relationships.

In addition, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions and any changes in their product offerings. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, computer viruses, malware, systems failures or other technical malfunctions, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, protests or riots, and other similar events beyond our control could negatively affect our cloud-based offerings. It is also possible that our customers and regulators would seek to hold us accountable for any breach of security affecting a third-party cloud provider’s infrastructure and we may incur significant liability in investigating such an incident and responding to any claims, investigations, or proceedings made or initiated by those customers, regulators, and other third parties. We may not be able to recover a material portion of such liabilities from any of our third-party cloud providers. It may also become increasingly difficult to maintain and improve our performance and cost, especially during peak usage times, as our processing cost might be higher during peak hours. Moreover, our insurance may not be adequate to cover such liability and may be subject to exclusions. Any of the above circumstances or events may adversely affect our business, financial condition and results of operations.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to our providers’ facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud-based offerings for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations. Upon the termination or expiration of such service agreements, we cannot guarantee that adequate third-party hosting services will be available to us on commercially acceptable terms or within adequate timelines from the same or different hosting services providers or at all.

We may also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our products and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services are identified, obtained, and implemented. Even if such services are available, we may not be able to identify, obtain and implement such services in time to avoid disruption to our business, and such services may only be available on a more costly basis or otherwise less favorable terms. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how, and brand. We rely on a combination of trademarks, copyrights, patents, trade secret laws, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, our competitors or other third parties could reverse engineering our code and use it to create software and service offerings that compete with ours. While software can, in some cases, be protected under copyright law, in order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. We have chosen not to register any copyrights, and rely on trade secret protection in addition to unregistered copyrights to protect our proprietary software. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

Further, the steps we take to protect our intellectual property and proprietary rights may be inadequate. We may not be able to register our intellectual property rights in all jurisdictions where we conduct or anticipate conducting business, and may experience conflicts with third parties who contest our applications to register our intellectual property. Even if registered or issued, we cannot guarantee that our trademarks, patents, copyrights or other intellectual property or proprietary rights will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. We will not be able to protect our intellectual property and proprietary rights if we are unable to enforce our rights or if we do not detect infringement, misappropriation, dilution or other unauthorized use or violation thereof. If we fail to defend and protect our intellectual property rights adequately, our competitors and other third parties may gain access to our proprietary technology, information and know-how, reverse-engineer our software, and infringe upon or dilute the value of our brand, and our business may be harmed. In addition, obtaining, maintaining, defending, and enforcing our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, may be designed around by our competitors, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain.

We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, dilute or diminish the value of our trademarks and other proprietary rights. Additionally, our trademarks may be opposed, otherwise challenged or declared invalid, unenforceable or generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with customers. If third parties succeed in registering or developing common law rights in such trademarks and we are not successful in challenging such third-party rights, or if our trademark rights are successfully challenged, we may not be able to use our trademarks to commercialize our products in certain relevant jurisdictions.

Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we continue to expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, diluting, misappropriating or otherwise violating our intellectual property rights.

We have devoted substantial resources to the development of our technology, business operations and business plans. We attempt to protect our intellectual property and proprietary information, including trade secrets, by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. We also seek to enter into confidentiality, non-compete, proprietary, and inventions assignment agreements with our employees, consultants and contractors, and enter into confidentiality agreements with other parties, such as licensees and customers. However, such agreements may not be self-executing, and there can be no guarantee that all applicable parties have executed such agreements. No assurance can be given that these practices or agreements will be effective in controlling access to and distribution of our proprietary information, or in providing adequate remedies in the event of unauthorized access or distribution, especially in certain states and countries, including Israel and Russia, that are less willing to enforce such agreements or otherwise provide protection for trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products, and in such cases we would not be able to assert trade secret rights against such parties. We also employ individuals who were previously employed at other companies in our field, and our efforts to ensure that such individuals do not use the proprietary information or know-how of others in their work for us may not prevent others from claiming that we or our employees or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against any such claims. If we are unsuccessful in defending against any such claims, we may be liable for damages or prevented from using certain intellectual property, which in turn could materially adversely affect our business, financial condition or results of operations; even if we are successful in defending against such claims, litigation could result in substantial costs and distract management and other employees.

In order to protect our intellectual property and proprietary rights and to monitor for and take action against any infringement, misappropriation or other violations thereof, we may be required to spend significant resources. Litigation may be necessary to enforce and protect our trade secrets and other intellectual property and proprietary rights, which could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of such rights. Our inability to protect our proprietary technology or our brand against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offerings or impair their functionality, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We could incur substantial costs and otherwise suffer harm as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.

In recent years, there has been significant litigation involving patents and other intellectual property and proprietary rights in the software industry. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Even a large patent portfolio may not serve as a deterrent to litigation by certain third parties, some of whose sole or primary business is to assert patent claims and some of whom have sent letters to and/or filed suit alleging infringement against us or some of our customers. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party claiming that our offerings infringe, misappropriate or violate their rights, the litigation could be expensive and could divert management attention and resources away from our core business operations. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

●	cease selling or using offerings that incorporate or are otherwise covered by the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;
●	make substantial payments for legal fees, settlement payments or other costs or damages, including potentially treble damages if we are found liable for willful infringement;
●	obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, may be non-exclusive and thereby allow our competitors and other parties access to the same technology, and may require the payment of substantial licensing, royalty or other fees; or
●	redesign the allegedly infringing offerings to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake or suffer any of the other actions and consequences noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments, actions and consequences could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We could incur substantial costs and otherwise suffer harm as a result of patent royalty claims, in particular patents related to the implementation of image and video standards

Our products and services decode and encode media files which are compressed using compression methods that are standardized by international standard bodies such as ISO and ITU. These standard compression methods include, for example, JPEG and HEIC for images, and H.264, HEVC, EVC and VVC for video. Some of the algorithms included in these image and video compression standards are covered by patents which are licensed by patent pools, such as MPEG-LA, Access Advance and Velos Media, and by independent patent holders. Depending on the use case and application of these image and video standards in our products and services, we may be required to pay patent royalties to such patent pools and independent patent holders, which might affect our margins and our profitability. Historically, almost all of our products and services have not required such patent royalty payment however as we expand our SaaS offering, we expect to pay such patent royalties in the future. In addition, in order to avoid paying patent royalties, some of our customers may opt to use open source compression standards such as VP9 or AV1, which in turn would require us to support such standards in our products and services, causing additional product development costs due to this fragmentation.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could adversely affect our business, financial condition and results of operations. Although we normally seek to contractually limit our liability with respect to such indemnity obligations, we do not and may not in the future have a cap on our liability in certain agreements, which could result in substantial liability. Substantial indemnity payments under such agreements could harm our business, financial condition and results of operations. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers and new customers, and other parties, and could harm our reputation, business, financial condition and results of operations.

We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our products and services.

Components of our offerings include various types of software and services licensed from unaffiliated parties. If any of the software or services we license from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms, we would be required to either redesign the offerings that include such software or services to function with software or services available from other parties or develop these components ourselves, which we may not be able to do without incurring increased costs, experiencing delays in our product launches and the release of new offerings, or at all. Furthermore, we might be forced to temporarily limit the features available in our current or future products and solutions. If we fail to maintain or renegotiate any of these software or service licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or other violation of third-party intellectual property or proprietary rights due to the reliance by our solutions on such third-party software and services, such third-party software and services may contain bugs or other errors that cause our own offerings to malfunction, and our agreements with such third parties may not contain any, or adequate, warranties, indemnities or other protective provisions on our behalf. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Other Legal, Regulatory and Tax Matters

Changes in laws and regulations related to the internet, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for our offerings, increase our cost of doing business, and adversely affect our results of operations. Changes in these laws or regulations could require us to modify our offerings, or certain aspects of our offerings, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our customers’ and end users’ access to the internet.

On June 11, 2018, the repeal of the “net neutrality” rules of the Federal Communications Commission, or the FCC, took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California Internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations.

As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers and end users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our customers and end users rely on, even for a short period of time, could adversely affect our business, financial condition and results of operations. In addition, the performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our offerings could decline.

Internet access is frequently provided by companies that have significant market power and the ability to take actions that degrade, disrupt, or increase the cost of user access to our offerings. As demand for online media increases, there can be no assurance that internet and network service providers will continue to price their network access services on reasonable terms. The distribution of online media requires delivery of digital content files and providers of network access and distribution may change their business models and increase their prices significantly, which could slow the widespread adoption of such services. We could incur greater operating expenses and our customer acquisition and retention could be negatively impacted if network operators:

●	implement usage-based pricing;
●	discount pricing for competitive products;

●	otherwise materially change their pricing rates or schemes;
●	charge us to deliver our traffic at certain levels or at all;
●	throttle traffic based on its source or type;
●	implement bandwidth caps or other usage restrictions; or
●	otherwise try to monetize or control access to their networks.

In order for our services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of digital media files. We have limited or no control over the extent to which any of these circumstances may occur, and if network access or distribution prices rise, our business, financial condition and results of operations would likely be adversely affected.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, Chapter 9 (sub-chapter 5) of the Israeli Criminal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760–2000 and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities, such as Russia. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our offerings and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot assure you that our employees and agents will not take actions in violation of applicable law, for which we may be ultimately held responsible. As we increase our international sales and business operations, our risks under these laws are likely to increase.

Any actual or alleged violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, any of which would adversely affect our reputation, as well as our business, financial condition, results of operations and growth prospects. Responding to any investigation or action would likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements.

We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources, our operating results could be significantly affected.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, including the U.S. federal tax legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act of 2017, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.

The Biden administration has proposed a number of changes to the U.S. tax system. The proposals include changes that would increase U.S. corporate tax rates, impose a corporate minimum book tax, and double the tax rate on and make other tax changes to “global intangible low-taxed income” earned by foreign subsidiaries. Many aspects of the proposals are unclear or undeveloped. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. tax.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

The tax laws applicable to our business, including the laws of the United States, Israel, Russia, and other jurisdictions, are subject to interpretation, and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements or our revenue recognition policies, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.

Based on our current corporate structure, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest, and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business, financial condition and results of operations.

We could be required to collect additional sales, use, value added, digital services or other similar taxes or be subject to other liabilities that may increase the costs our customers would have to pay for our offerings and adversely affect our results of operations.

We could be required to collect sales, value added and other similar taxes in a number of jurisdictions. One or more U.S. states or countries may seek to impose incremental or new sales, use, value added, digital services, or other tax collection obligations on us. Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States has ruled that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. As a result, U.S. states and local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions, even if we have no physical presence in that jurisdiction. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the United Kingdom and France, have recently introduced a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions have enacted or are considering enacting similar laws. A successful assertion that we should have been or should currently be collecting additional sales, use, value added, digital services or other similar taxes in a particular jurisdiction could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise adversely affect our business.

Risks Related to Our Operations in Israel

Political, economic and military conditions in Israel could materially and adversely affect our business.

We have offices in Herzeliya, near Tel Aviv, Israel where our primary operations, research and development, and certain other finance activities are based. In addition, a number of our officers and directors, as well as our founder, are residents of Israel. As of January 28, 2022, we had 7 full-time employees and one part-time employee in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees, and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020 and March 23, 2021. Uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our operations could be disrupted as a result of the obligation of certain of our personnel residing in Israel to perform military service.

Many of our officers and employees reside in Israel and may be required to perform annual military reserve duty. Currently, all male adult citizens and permanent residents of Israel under the age of 40 (or older, depending on their position with the Israeli Defense Forces reserves), unless exempt, are obligated to perform military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our key officers and employees due to military service. Any such disruption could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to enforce covenants not-to-compete under current Israeli law.

We have non-competition agreements with most of our employees, many of which are governed by Israeli law. These agreements generally prohibit our employees from competing with us or working for our competitors for a specified period following termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. Any such inability to enforce non-compete covenants may cause us to lose any competitive advantage resulting from advantages provided to us by such confidential information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees and consultants, which could result in litigation and would adversely affect our business.

A significant portion of our intellectual property has been developed by our employees and consultants in the course of their engagement with us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment relationship with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement stating otherwise. The Patent Law also provides that absent an agreement providing otherwise, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally seek to enter into assignment-of-invention agreements with our employees and consultants pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we cannot guarantee that all such agreements are self-executing or have been entered into by all applicable individuals. Even when such agreements include provisions regarding the assignment and waiver of rights to additional compensation in respect of inventions created within the course of their employment or consulting relationship with us, including in respect of service inventions, we cannot guarantee that such provisions will be upheld by Israeli courts, as a result of uncertainty under Israeli law with respect to the efficacy of such provisions. We may face claims demanding remuneration in consideration for assigned inventions, which could require us to pay additional remuneration or royalties to our current and former employees and consultants, or be forced to litigate such claims, which could negatively affect our business.

It may be difficult for investors in the United States to enforce any judgments obtained against us or some of our directors or officers.

The majority of our assets are located outside the U.S. In addition, our officers are nationals and/or residents of countries other than the U.S., and all or a substantial portion of such persons’ assets are located outside the U.S. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our non-U.S. officers, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the U.S. Israeli courts may refuse to hear a U.S. securities law claim because Israeli courts may not be the most appropriate forums in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that the Israeli law, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, certain content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the Israeli law. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal and state securities laws against us or any of our non-U.S. directors or officers.

Risks Related to Our Operations in Russia

Operational risks in Russia could adversely affect our business.

In addition to our U.S. and Israel operations, we have operations in Russia through our wholly owned subsidiary, Beamr Imaging RU, and may expand international operations and development in the future. We face risks associated with our operations in Russia, including possible unfavorable regulatory, legal, political, tax and labor conditions, which could harm our business. Additional risk may involve any future inability to transfer certain data into or outside of Russia, and the Russian government may limit the access to certain data outside of Russia. For Example, LinkedIn is blocked for access within Russia.

Political or other risks in Russia could adversely affect our business.

The majority of our developers are located in Saint Petersburg, Russia and are employed by our Russian subsidiary, Beamr Imaging RU. Any change in the Russian Government or its program of reform or lack of consensus between the Russian President, the Prime Minister, the Russian Government, the Parliament and powerful economic groups could lead to political instability, which could pose a risk to our continued business operations in the region.

Russia is a federative state consisting of 85 constituent entities, or “subjects.” The Russian Constitution reserves some governmental powers for the Russian Government, some for the subjects and some for areas of joint competence. In addition, eight “federal districts” (“federal’nye okruga”), which are overseen by a plenipotentiary representative of the President, supplement the country’s federal system. The delineation of authority among and within the subjects is, in many instances, unclear and contested, particularly with respect to the division of tax revenues and authority over regulatory matters. For these reasons, the Russian political system is vulnerable to tension and conflict between federal, subject and local authorities. This tension creates uncertainties in the operating environment in Russia, which may prevent us from carrying out our strategy effectively. The risks associated with these events or potential events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in Russia, and our business, prospects, financial condition, hiring ability, and results of operations could be materially and adversely affected.

Political and economic relations between Russia the United States and the EU are complex. The Russian economy has often been impacted by actions taken by governments outside of Russia and by political risk within Russia. The United States, the EU and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries. In 2019 and 2020, these sanctions were prolonged and extended. Although we do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future, further confrontation in Ukraine and any escalation of related tensions between Russia and the United States and/or the EU, the continuation of existing sanctions, the imposition of further sanctions, or uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy, which could impact our ability to hire and maintain employees, including developers and could have a material adverse impact on our research and development, product development or operations.

Furthermore, high levels of corruption reportedly exist in Russia, including the bribing of officials for the purpose of initiating investigations by government agencies. Corruption and other illegal activities could disrupt our ability to conduct our business effectively, and claims that the we are involved in such corruption or illegal activities could generate negative publicity, of which could harm our development, financial condition, results of operations or prospects.

Economic and other risks in Russia could adversely affect our business.

The majority of our developers are located in Russia, who are employed by our wholly owned subsidiary, Beamr Imaging RU. Operating a business in an emerging market such as Russia can involve a greater degree of risk than operating a business in more developed markets.

Over the last two decades, the Russian economy has experienced or continues to experience at various times:

●	significant volatility in its GDP;
●	the impact of international sanctions;
●	high levels of inflation;
●	increases in, or high, interest rates;
●	sudden price declines in oil and other natural resources;
●	instability in the local currency market;
●	budget deficits;
●	the continued operation of loss-making enterprises due to the lack of effective bankruptcy proceedings;
●	capital flight; and
●	significant increases in poverty rates, unemployment and underemployment.

The Russian economy has been subject to abrupt downturns in the past, including as a result of the global financial crisis, and, as an emerging market, remains particularly vulnerable to further external shocks and any future fluctuations in the global markets. For example, the recent outbreak of COVID-19 pandemic has materially adversely affected the Russian economy due to mitigation measures to reduce the spread of the virus and the impact of the sharp decline in oil demand, among other factors. Any deterioration in the general economic conditions in Russia (whether or not as a result of the events mentioned above) could have a material adverse effect on the Russian economy and may result in hiring and operational difficulties, as well as potential flight of human capital, which could have a material adverse effect on our business, product development and results of operations.

Legal risks in Russia could materially adversely affect our operations and Russian tax legislation is subject to frequent change.

Among the risks of the Russian legal system are: inconsistencies among laws, presidential decrees, and government and ministerial orders and resolutions; conflicting local, regional and federal laws and regulations; the untested nature of the independence of the judiciary and its sensitivity to economic or political influences; substantial gaps in the regulatory structure due to the delay or absence of implementing legislation; a high degree of discretion on the part of governmental authorities; reported corruption within governmental entities and other governmental authorities; the relative inexperience of judges and courts in interpreting laws applicable to complex transactions; and the unpredictability of enforcement of foreign judgments and foreign arbitral awards. Many Russian laws and regulations are construed in a way that provides for significant administrative discretion in application and enforcement. Unlawful, selective or arbitrary actions of the Russian Government have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, and civil claims. Any of the above events may have a material adverse effect on our product development and results of operations.

Despite certain improvements in the taxation system made by the Russian Government over the past decade, Russian tax legislation is still subject to frequent change, varying interpretations, and inconsistent and selective enforcement. There are currently No clear rules for distinguishing between lawful tax optimization and tax evasion. In addition, Russian tax laws do not contain detailed rules on the taxation in Russia of foreign companies. As such, taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. However, in the absence of consistent court practice or binding precedents, there is inconsistency amongst court decisions. Further, the possibility exists that the Russian Federation would impose arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on our product development and results of operations.

Risks Related to this Offering and Ownership of our Ordinary Shares

The market price for our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our ordinary shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	actual or anticipated changes or fluctuations in our results of operations;
●	the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;
●	announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;
●	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;
●	rumors and market speculation involving us or other companies in our industry;
●	future sales or expected future sales of our ordinary shares;
●	investor perceptions of us and the industries in which we operate;
●	price and volume fluctuations in the overall stock market from time to time;
●	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
●	failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;
●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
●	litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;
●	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;
●	announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;
●	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	actual or anticipated changes in our management or our board of directors;
●	general economic conditions and slow or negative growth of our target markets; and
●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

No public market for our ordinary shares currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our ordinary shares. An active public trading market for our ordinary shares may not develop following the closing of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The initial public offering price of our ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following the closing of this offering. The market price of our ordinary shares may decline below the initial public offering price, and you may not be able to resell your shares of our ordinary shares at or above the initial offering price, or at all. The lack of an active trading market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital by selling shares of our ordinary shares and may impair our ability to acquire other companies or technologies by using our ordinary shares as consideration.

After this offering, our principal shareholders will continue to have significant influence over us.

After the closing of this offering, our principal shareholders each holding more than 5% of our outstanding ordinary shares will collectively beneficially own approximately % of our outstanding ordinary shares (or approximately % of our outstanding ordinary shares if the underwriters’ option to purchase additional shares is exercised in full). See “Principal Shareholders.” These shareholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, we will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether such net proceeds are being used appropriately. Investors will need to rely upon the judgment of our management with respect to the use of such net proceeds. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may adversely affect the price of our ordinary shares.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering and may experience further dilution in the future.

The initial public offering price of our ordinary shares is substantially higher than the pro forma as adjusted net tangible book value per share of our ordinary shares. If you purchase ordinary shares in this offering, you will suffer immediate dilution of $            per share, representing the difference between our pro forma as adjusted net tangible book value per share as of June 30, 2021 and the assumed initial public offering price of $            per share. We also have a significant number of outstanding options to purchase shares of our ordinary shares with exercise prices that are below the assumed initial public offering price of our ordinary shares. To the extent these options are exercised, you will experience further dilution. See the section of this prospectus titled “Dilution” for additional information.

Future sales of substantial amounts of our ordinary shares in the public markets, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain.

Future sales of a substantial number of shares of our ordinary shares in the public market, particularly sales by our directors, executive officers, and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate. Upon the closing of this offering, based on the number of shares of our ordinary shares outstanding as of June 30, 2021 and after giving effect to a reverse share split effected on               , 2022 at a ratio of 1-for-           and the immediate conversion upon closing of this offering of (i) convertible preferred shares on a one (1) for one (1) basis into ordinary shares, and (ii) ordinary shares issuable upon the conversion of            . This includes ordinary shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining shares are currently restricted as a result of securities laws or restrictions in market stand-off provisions or the lock-up agreements described elsewhere in this prospectus under the caption “Underwriting” (which may be waived at any time, with or without notice, by ThinkEquity LLC).

In addition, following the closing of this offering and the expiration of the lock-up period described above, holders of an aggregate of approximately ordinary shares, based on the number of shares outstanding as of this prospectus (after giving effect to a reverse share split effected on             , 2022 at a ratio of 1-for-             and the immediate conversion upon closing of this offering of convertible preferred shares on a one (1) for one (1) basis into ordinary shares), will be entitled to certain rights with respect to the registration of these shares under the Securities Act pursuant to our Investors’ Rights Agreement. We also intend to register the offer and sale of all ordinary shares that we may issue from time to time under our equity compensation plans. Once we register these shares, they will be freely tradable in the public market, subject to the volume limitations under Rule 144 of the Securities Act in the case of our affiliates and the lock-up agreements or market stand-off provisions referred to above and described in the “Underwriting” and “Shares Eligible for Future Sale” sections of this prospectus.

The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse or if there is an expectation that such a lapse of resale restrictions or registration of shares will occur. A decline in the trading price of our ordinary shares might impede our ability to raise capital through the issuance of additional shares of our ordinary shares or other equity securities and may impair your ability to sell ordinary shares at a price higher than the price you paid for them or at all.

Your ownership and voting power may be diluted by the issuance of additional shares of our ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

After this offering, we will have ordinary shares authorized but unissued, based on the number of ordinary shares outstanding as of this prospectus, and after giving effect to a reverse share split effected on             , 2022 at a ratio of 1-for-           and the immediate conversion upon closing of this offering of (i) convertible preferred shares on a one (1)for one (1) basis into ordinary shares, and (ii) ordinary shares issuable upon the conversion of              ). Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of this prospectus, we had ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $            per share, of which were vested as of such date, and additional ordinary shares reserved for future issuance under our 2015 Plan. See “Management—Compensation.” Any additional ordinary shares that we issue, including under our 2015 Plan or other equity incentive plans that we may adopt in the future, or in connection with the exercise of our warrants, would dilute the percentage ownership and voting power held by the investors who purchase ordinary shares in this offering. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding ordinary shares. Any such issuance could substantially dilute the ownership and voting power of our existing shareholders and cause the market price of our ordinary shares to decline.

Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and The Nasdaq Stock Market LLC, or the Nasdaq, may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

Most members of our management team have no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. Furthermore, we are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to establish the corporate infrastructure required of a public company and to comply with evolving laws, regulations and standards are likely to divert management’s time and attention away from revenue-generating activities to compliance activities, which may prevent us from implementing our business strategy and growing our business. Moreover, we may not be successful in implementing these requirements. If we do not effectively and efficiently manage our transition into a public company and continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.

Additionally, as a public company, we may from time to time be subject to proposals by shareholders urging us to take certain corporate actions. If activist shareholder activity ensues, we may be required to incur additional costs to retain the services of professional advisors, management time and attention will be diverted from our core business operations, and perceived uncertainties as to our future direction, strategy or leadership may cause us to lose potential business opportunities and impair our brand and reputation, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition to increasing our legal and financial compliance costs, the additional rules and regulations described above might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of our senior management team.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” These provisions include, among other exemptions, that:

●	we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
●	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	we are not required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
●	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if (i) we have $1.07 billion or more in annual revenue in any fiscal year, (ii) the market value of our ordinary shares held by non-affiliates is at least $700 million as of the end of our most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We have elected to take advantage of certain of the reduced reporting and other obligations described above in the registration statement of which this prospectus forms a part, and intend to take advantage of reduced reporting requirements in the future for so long as we are able to do so. The JOBS Act also permits an emerging growth company like us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to use this extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may decline or be more volatile.

We do not anticipate paying dividends on our ordinary shares in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business and the repayment of outstanding debt. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Our ability to pay cash dividends on our ordinary shares in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future. Consequently, investors who purchase ordinary shares in this offering may be unable to realize a return on their investment except by selling sell such shares after price appreciation, which may never occur. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our ordinary shares.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares will be listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, the other rules and regulations of the SEC, and the rules and regulations of The NASDAQ Stock Market, or Nasdaq, and provisions of the Companies Law that apply to public companies such as us. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our second annual report on Form 20-F for the fiscal year ended December 31, 2022. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our ordinary shares and could adversely affect our ability to access the capital markets.

We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

We have identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2019 and 2020 which are primarily due to the fact that we were a private company prior to this offering. The material weakness related to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

Following the completion of this offering, we expect to take a number of measures to address the material weaknesses that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We expect to complete our remediation plan within the next 12 months. However, we have not tested the effectiveness of our internal control over financial reporting and cannot assure you that we will be able to successfully remediate this material weakness and, even if we do, we cannot assure you that we will not suffer from other material weaknesses in the future. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

Further, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Following the closing of this offering, we will be subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry and the global economy on us and our customers. Current or future economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, the ongoing COVID-19 pandemic, any other pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our offerings. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, financial condition and results of operations could be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

In addition, the variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offerings or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our ordinary shares, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our ordinary shares would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our ordinary shares to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, business partners and strategic partners;
●	our dependence on and the success of our strategic relationships with third parties and service providers;
●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;
●	our estimates of, and future expectations regarding, our market opportunity;
●	our ability to maintain and enhance our market position;
●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;
●	our ability to continue to develop new technologies and/or upgrade our existing technologies;
●	our ability to ensure that our SaaS solution interoperates with a variety of software and hardware applications that are developed by third parties;
●	competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;
●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;
●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;
●	the need to hire additional personnel and our ability to attract, train and retain such personnel;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;
●	risks related to our international operations and our ability to expand our international business operations;
●	risks related to business, political, social, economic and security conditions in Israel and Russia;
●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;
●	the effects of currency exchange rate fluctuations on our results of operations;
●	the length and severity of the recent COVID-19 pandemic and its impact on our business and industry; and
●	our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Important factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Prospectus Summary,” “Risk Factors,” Use of Proceeds,” Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this prospectus speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary shares in this offering will be approximately $           million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase up to an additional ordinary shares in full, we estimate that the net proceeds to us from this offering will be approximately $            million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $           per ordinary share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $           million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $           million, assuming the assumed initial public offering price stays the same.

We currently expect to use the net proceeds from this offering for the following purposes:

●	approximately $ million for our research and development efforts;

●	approximately $ million for sales and marketing activities;

●	approximately $ million for general and administrative corporate purposes, including working capital and capital expenditures.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Amounts and timing of our actual expenditures will depend upon a number of factors, including our sales, marketing and commercialization efforts, demand for our products, operating costs and other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Based on our current plans, we believe that our existing cash, cash equivalents and short-term deposits, together with the net proceeds of this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through           .. We anticipate that these funds, together with the net proceeds of this offering, will be sufficient to            .. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending our application of the net proceeds from this offering, we plan to invest such proceeds in short-term, investment-grade, interest-bearing securities and depository institutions.

DIVIDEND POLICY

We have never declared or paid any cash dividends to our shareholders of our ordinary shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Share Capital” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021:

●	on an actual basis.
●

on a pro forma basis to give effect to the conversion of all of our outstanding convertible ordinary shares and outstanding convertible preferred shares as of June 30, 2021 into an aggregate of             ordinary shares, and the automatic conversion of advance investment agreements into                ordinary shares at a conversion price equal to $        , the midpoint of the price range set forth on the cover page of this prospectus, as if such conversions had occurred on June 30, 2021.

●

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the additional issuance of            ordinary shares in this offering, at an assumed public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the securities had occurred on June 30, 2021.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2021
(U.S. dollars in thousands)	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(Unaudited)
Cash and cash equivalents	$1,232	$	$

Convertible advanced investments	$4,024	$	$
Derivative warrant liability	$50	$	$

Shareholders’ equity
Share capital	$134	$	$
Additional paid-in capital	$29,942	$	$
Accumulated deficit	$(29,714)	$	$
Total shareholders’ equity	$362	$	$
Total capitalization	$362	$	$

(1) Each $1.00 increase or decrease in the assumed initial public offering price of $          per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term deposits, total shareholders’ (deficiency) equity and total capitalization by $          million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase or decrease of 1.0 million in the number of ordinary shares we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and short-term deposits, total shareholders’ (deficiency) equity and total capitalization by $          million, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of the ordinary shares to be issued and outstanding immediately after this offering as shown above assumes that all of the ordinary shares offered hereby are sold, and is based on                ordinary shares outstanding as of    , 2022 after giving effect to a                reverse share split effected on                , 2022 at a ratio of 1-for-              and the immediate conversion upon closing of this offering of (i) convertible ordinary shares and convertible preferred shares on a one (1) for one (1) basis into ordinary shares, and (ii) ordinary shares issuable upon the automatic conversion of advance investment agreements at a conversion price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus, and excludes:

●	ordinary shares issuable upon the exercise of warrants outstanding as of such date, at an exercise price of $ , all of which vested as of such date;

●	ordinary shares issuable upon the exercise of options to directors, employees and consultants under our incentive option plan outstanding as of such date, at a weighted average exercise price of $ , of which were vested as of such date;

●	ordinary shares reserved for future issuance under our incentive option plan; and
●	ordinary shares issuable upon exercise of the warrants to purchase our ordinary shares at $ per share to be issued the representative of the underwriter.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the pro forma as adjusted net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of June 30, 2021, we had a historical net tangible book value of $           million, or $           per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding on June 30, 2021.

Our pro forma net tangible book value as of June 30, 2021 was $           million, or $           per ordinary share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding as of June 30, 2021, after giving effect to (i) the automatic conversion of all of our outstanding convertible ordinary shares and convertible preferred shares as of June 30, 2021 into an aggregate of ordinary shares, and (ii) the automatic conversion of advance investment agreements into ordinary shares at a conversion price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus, as if such conversions had occurred on June 30, 2021.

After giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and after taking into the pro forma adjustments described above, our pro forma as adjusted net tangible book value at June 30, 2021 would have been $ per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $ per share to existing shareholders and immediate dilution of $ per ordinary share to new investors. The following table illustrates this dilution per ordinary share:

Assumed public offering price per ordinary share	$
Pro forma net tangible book value per ordinary share as of June 30, 2021
Conversion of convertible debt
Increase in net tangible book value per ordinary share attributable to new investors
Pro forma as adjusted net tangible book value per ordinary share after this offering
Dilution per ordinary share to new investors
Percentage of dilution in net tangible book value per ordinary share for new investors

The pro forma and pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $          per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2021 after this offering by approximately $          per ordinary share, and would increase (decrease) dilution to investors in this offering by $          per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2021 after this offering by approximately $          per ordinary share, and would decrease (increase) dilution to investors in this offering by approximately $          per ordinary share, assuming the assumed initial public offering price per ordinary share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional ordinary shares, the pro forma as adjusted net tangible book value will increase to $          per ordinary share, representing an immediate increase in pro forma as adjusted net tangible book value to existing shareholders of $          per ordinary share and an immediate dilution of $          per ordinary share to new investors participating in this offering.

The following table shows, as of June 30, 2021, on a pro forma as adjusted basis, the number of ordinary shares purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ordinary shares in this offering at an assumed initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $        million, $        million and $        , respectively, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share increase (decrease) in the number of ordinary shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $        million, $        million and $        , respectively, assuming the assumed initial public offering price of $        per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of the ordinary shares to be issued and outstanding immediately after this offering as shown above assumes that all of the ordinary shares offered hereby are sold, and is based on        ordinary shares outstanding as of        , 2022 after giving effect to a        reverse share split effected on        , 2022 at a ratio of 1-for-        and the immediate conversion upon closing of this offering of (i) convertible ordinary shares and convertible preferred shares on a one (1) for one (1) basis into ordinary shares, and (ii) ordinary shares issuable upon the automatic conversion of advance investment agreements at a conversion price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus, and excludes::

●	ordinary shares issuable upon the exercise of warrants outstanding as of such date, at an exercise price of $ , all of which vested as of such date;

●	ordinary shares issuable upon the exercise of options to directors, employees and consultants under our incentive option plan outstanding as of such date, at a weighted average exercise price of $ , of which were vested as of such date;

●	ordinary shares reserved for future issuance under our incentive option plan; and

●	ordinary shares issuable upon exercise of the warrants to purchase our ordinary shares at $ per share to be issued the representative of the underwriter.

To the extent that outstanding options are exercised, new options or warrants are issued or we issue additional ordinary shares in the future, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited consolidated financial statements including the related notes thereto as of and for the financial years ended December 31, 2020 and 2019 and our interim condensed consolidated financial statements including the related notes thereto as of and for the six months ended June 30, 2021 and 2020 contained elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary BQM, that is highly correlated with the human visual system. BQM is integrated into our CABR, system, which maximizes quality and remove visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio "golden eyes".

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 encoder, Beamr 4X content adaptive encoder, Beamr 5 encoder and the Beamr 5X content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

Our current product line is mainly geared to the high end, high quality media customers and we count among our customers Netflix, ViacomCBS, Snapfish, Wowza and other leading media companies using video and photo solutions.

We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2021 and December 31, 2020, our top ten customers in the aggregate accounted for approximately 62% of our revenues.

Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We are currently collaborating with NVIDIA, a leading developer of GPUs, to develop the world’s first GPU accelerated encoding solution powered with our CABR, which will allow fast and easy end-user deployment combined with superior video compression rates. Upon completion, our CABR software will execute directly on NVIDIA GPU cores and interact with the NVIDIA video accelerator encoder known as NVENC, located on the GPU. We expect to beta release the Beamr HW-Accelerated Content Adaptive Encoding during the second half of 2022 and expect that following release, end-users of the solution will enjoy significant end-user storage cost savings, potentially reducing their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions.

Impact of COVID-19

In December 2019, an outbreak of the COVID-19 disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world, including where our end users and customers are located. As a result of the COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and required people to remain at home while instilling significant limitations on traveling and social gatherings. In response to the pandemic, in the first quarter of 2020, we temporarily closed all of our offices, enabled our entire work force to work remotely and implemented travel restrictions for non-essential business. During the second quarter of 2020 we reopened our offices, however most of our employees continued to work remotely, a majority of whom continue to do so as of the date of this prospectus. In addition, as a result of COVID-19, we have experienced and expect to continue to experience an increase in the average length of sales cycles to onboard new customers, delays in new projects, and requests by some customers for extension of payment obligations, all of which could materially and adversely impact our business, financial condition and results of operations in future periods. The changes we have implemented to date have not materially affected us and are not expected to materially affect our ability to operate our business, including our financial reporting systems. While the potential economic impact brought by, and the duration of, any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, is difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.

For additional information, see “Risk Factors—Risks Related to Our Business and Industry – “The ongoing COVID-19 pandemic could adversely affect our business, financial condition and results of operations.”

Components of Our Results of Operations

Revenue

Software Licensing

Our revenues are mainly comprised of revenue from licensing the rights to use our software and provision of related maintenance and technical support services. Revenue from the sale of a time-based license is recognized at a point in time in which the license is delivered to the customer. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenue from post-contract customer services are also derived from annual maintenance providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. We consider the post-contract customer performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year).

Cost of Revenue

Cost of software licensing and related maintenance and technical support services revenues primarily consist of costs related to salaries, of our support team and additional overhead allocation costs such as rent, utilities and supplies to all departments based on relative headcount.

Cost of revenue decreased in absolute dollars and as a percentage of total revenue from the years ended December 31, 2019 to 2020 and from the six months ended June 30, 2020 to 2021.

Gross Margins

Gross margins have been, and will continue to be, affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenues, software licenses, maintenance and technical support and professional services, onboarding of new media and telecom customers, and changes in cloud infrastructure and personnel costs.

Operating Expenses

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs. Additional expenses include consulting, amortization of acquired technology intangible asset and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include marketing program costs, amortization of acquired customer relationships and trade names, intangible assets, and payment processer commissions. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, professional fees, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.

We allocate overhead expenses related to the services agreement and the office agreement expenses under which we receive recurring consulting and related services from our founder, Mr. Sharon Carmel as Chief Executive Officer and an entity controlled by him, Sharon Carmel Management, Ltd. The allocation was done based on the management estimation to reflect the contribution to the related activity.

Other Income

Other income consists primarily of loans forgiveness as it were utilized for qualifying expenses under the Coronavirus Aid, Relief, and Economic Security Act.

Financing Expenses, Net

Financing expenses, net consists of amortization of discounts and interest expense on our indebtedness, modification of terms relating to our loan with SVB and changes in the fair value of warrants and convertible advanced investments. Financial expenses, net also includes foreign exchange gains and losses.

Taxes on Income

We are subject to taxes in jurisdictions or countries in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Results of Operations

Six Month Period Ended June 30, 2021 Compared to Six Month Period Ended June 30, 2020

The following tables summarize key components of our results of operations for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

(U.S. dollars in thousands)	Six Month Period Ended June 30,
	2021	2020

Revenues	$1,008	$975
Cost of revenues	$(39)	$(43)
Gross profit	$969	$932
Operating expenses:
Research and development	$(933)	$(1,551)
Sales and marketing	$(527)	$(802)
General and administrative	$(281)	$(431)
Other income	$75	$20
Operating loss	$(697)	$(1,832)
Financing expenses, net	$(227)	$(380)
Tax on income	$(21)	$(28)
Net loss	(945)	(2,240)

We manage and report operating results through one reportable segment, our optimization technology for video and photo compression, which represents a single reporting unit.

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

(U.S. dollars in thousands)	Six Month Period Ended June 30,
	2021	2020

Revenues	$1,008	$975
Cost of revenues	$(39)	$(43)
Gross profit	$969	$932

The increase in revenues and cost of revenues for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was immaterial as it generated from recurring customers on ongoing basis.

Research and Development Expenses

(U.S. dollars in thousands)	Six Month Period Ended June 30,
	2021	2020

Salary and related expenses	$(764)	$(1,201)
Depreciation and amortization	$(104)	(209)
Professional fees and other	$(65)	(141)
Total research and development expenses	$(933)	$(1,551)

Research and development expenses decreased by $0.6 million, or 40%, to $0.9 million for the six months ended June 30, 2021, from $1.6 million for the six months ended June 30, 2020. The decrease was primarily due to (i) a reduction in salary and expenses related to a change in priority of deployment of our resources due to limited international travel during the COVID-19 pandemic, (ii) a decrease in depreciation and amortization of intangible asset, and (iii) our focus of our R&D on our new SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding solution.

Sales and Marketing Expenses

	Six Month Period Ended June 30,
(U.S. dollars in thousands)	2021	2020

Salary and related expenses	$(285)	$(464)
Professional fees and platform commissions	$(128)	$(110)
Depreciation and amortization	$(69)	$(128)
Marketing conferences and trade shows	$(13)	$(35)
Travel and overhead expenses	$(32)	$(65)
Total sales and marketing expenses	$(527)	$(802)

Sales and marketing expenses decreased by $0.3 million, or 34%, to $0.5 million for the six months ended June 30, 2021, from $0.8 million for the six months ended June 30, 2020. The decrease was primarily due to (i) a reduction in salary and expenses related to a change in priority of deployment of our resources due to limited international travel during the COVID-19 pandemic, (ii) a decrease in depreciation and amortization of intangible asset, and (iii) our focus of our R&D on our new SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding solution.

General and administrative expenses

(U.S. dollars in thousands)	Six Month Period Ended June 30,
	2021	2020

Salary and related expenses	$(134)	$(222)
Professional fees and consulting	$(145)	$(205)
Overhead allocated	$73	$106
Travel, office and other expenses	$(75)	$(110)
Total general and administrative expenses	$(281)	$(431)

General and administrative expenses decreased by $0.2 million, or 35%, to $0.3 million for the six months ended June 30, 2021, from $0.4 million for the six months ended June 30, 2020. The decrease was primarily due to a decrease in salary and related expenses mainly related to a change in priority of deployment of our resources and a decrease in professional fees and consulting.

Other Income

(U.S. dollars in thousands)	Six Month Period Ended June 30,
	2021	2020

Other income	$75	$20

Other income of $0.1 million for the six months ended June 30, 2021, was due to forgiveness of a loan under the paycheck protection program note. Other income of $0.02 million for the six months ended June 30, 2020, was due to a government grant in Israel related to COVID -19 benefits.

Financing Expenses, Net

(U.S. dollars in thousands)	Six Month Period Ended June 30,
	2021	2020

Change in fair value of convertible advanced investment	$(102)	$(313)
Amortization of discounts and accrued interest on straight loan	$(49)	$(61)
Modification of terms relating to straight loan	$(105)	$-
Exchange rate differences and other finance expenses	$29	$(6)
Total financing expenses, net	$(227)	$(380)

Financing expenses, net decreased by $0.2 million, or 40%, to $0.2 million for the six months ended June 30, 2021, from $0.4 million for the six months ended June 30, 2020. The decrease was primarily due to a decrease in the change of fair value of convertible advanced investment offset by an increase due to the modification of terms relating to our loan with SVB which we sometimes refer to as the “straight loan”.

Taxes on Income

(U.S. dollars in thousands)	Six Month Period Ended June 30,
	2021	2020

Taxes on income	$(21)	$(28)

Taxes on income expenses decrease by $0.007 million, or 25%, to $0.021 million for the six months ended June 30, 2021, from $0.028 million for the six months ended June 30, 2020. The decrease was primarily due to a decrease in withholding taxes at source.

Year Ended December 31, 2020 Compared to Year Ended Year Ended December 30, 2019

The following tables summarize key components of our results of operations for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

(U.S. dollars in thousands)	Year Ended December 31,
	2020	2019

Revenues	$3,176	$4,092
Cost of revenues	$(94)	$(114)
Gross profit	$3,082	$3,978
Operating expenses:
Research and development	$(2,727)	$(3,986)
Sales and marketing	$(1,371)	$(2,309)
General and administrative	$(671)	$(938)
Other income	$20	$-
Operating loss	$(1,667)	$(3,225)
Financing expenses, net	$(697)	$(567)
Tax on income	$(95)	$(114)
Net loss	$(2,459)	$(3,936)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

(U.S. dollars in thousands)	Year Ended December 31,
	2020	2019

Revenues	$3,176	$4,092
Cost of revenues	$(94)	$(114)
Gross profit	$3,082	$3,978

Revenues decreased by $0.9 million, or 22%, to $3.2 million for the year ended December 31, 2020, from $4.1 million for the year ended December 31, 2019. The decrease was primarily due to higher volume of transactions in which license renewal transactions have occurred in 2019 which resulted in recognizing the related revenues in higher amount in such reported year compared to 2020. An additional decrease in revenue for the year ended December 31, 2020 compared to the prior period was due to a small number of our customers who faced difficulties related to COVID -19 and reduced their contract size or terminated agreements with us.

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2020	2019

Salary and related expenses	$(1,963)	$(3,012)
Professional fees	$(161)	$(250)
Depreciation and amortization	$(415)	$(422)
Travel and overhead expenses	$(188)	$(302)
Total research and development expenses	$(2,727)	$(3,986)

Research and development expenses decreased by $1.3 million, or 32% to $2.7 million for the year ended December 31, 2020, from $4.0 million in 2019. The decrease was primarily due to (i) a reduction in salary and expenses related to a change in priority of deployment of our resources due to limited international travel during the COVID-19 pandemic, (ii) a decrease in travel and overhead expenses due to the COVID-19 pandemic, and (iii) our focus of our R&D on our new SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding solution.

Selling and Marketing Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2020	2019

Salary and related expenses	$(777)	$(1,327)
Professional fees and platform commissions	$(207)	$(286)
Depreciation and amortization	$(255)	$(264)
Marketing conferences and trade shows	$(17)	$(178)
Travel and overhead expenses	$(115)	$(254)
Total selling and marketing expenses	$(1,371)	$(2,309)

Selling and marketing expenses decreased by $0.9 million, or 41%, to $1.4 million for the year ended December 31, 2020, from $2.3 million in 2019. The decrease was primarily due to (i) a reduction in salary and expenses related to a change in priority of deployment of our resources due to limited international travel during the COVID-19 pandemic, (ii) a decrease in marketing conferences and trade shows due to the COVID-19 pandemic , and (iii) our focus of our R&D on our new SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding solution.

General and Administrative

	Year Ended December 31,
(U.S. dollars in thousands)	2020	2019

Salary and related expenses	$(352)	$(462)
Professional fees and consulting	$(360)	$(465)
Overhead allocated	$220	$196
Travel, office and other expenses	$(179)	$(207)
Total general and administrative expenses	$(671)	$(938)

General and administrative expenses decreased by $0.2 million, or 28%, to $0.7 million for the year ended December 31, 2020, from $0.9 million in 2019. The decrease was primarily due to a decrease in salary and related expenses mainly related to a change in priority of deployment of our resources and a decrease in office rent expense due to a reduction of office spaces related to the ongoing COVID-19 pandemic.

Other Income

(U.S. dollars in thousands)	Year Ended December 31,
	2020	2019

Other income	$20	$-

Other income of $0.02 million for the year ended December 31, 2020, was due to a government grant in Israel related to COVID -19 benefits.

Financing Expenses, Net

(U.S. dollars in thousands)	Year Ended December 31,
	2020	2019

Change in fair value of convertible advanced investment	$(436)	$(389)
Amortization of discount and accrued interest on straight loan	$(120)	$(200)
Exchange rate differences and other finance expenses	$(141)	$22
Total financing expenses, net	$(697)	$(567)

Financing expenses increased by $0.1 million, or 23%, to $0.7 million for the year ended December 31, 2020, from $0.6 million in 2019. The increase was primarily due to an increase in the change of fair value of convertible advanced investment and increase in exchange rate differences offset by a decrease in amortization of discount and accrued interest on our loan from SVB.

Taxes on Income

	Year Ended December 31,
(U.S. dollars in thousands)	2020	2019

Taxes on income	$(95)	$(114)

Taxes on income decreased by $0.01 million, or 17%, to $0.1 million for the year ended December 31, 2020, from $0.1 million in 2019. The decrease was primarily due to decrease in our revenues for the year which resulted in lower withholding taxes at source.

Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily through equity issuances, borrowings under our long-term debt arrangements from our shareholders and commercial bank, and through net cash provided by operating activities commencing January 1, 2021. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our principal sources of liquidity following this offering are expected to be the net proceeds from this offering and cash generated from our operations. As of June 30, 2021, we had cash of $1.2 million and $0.7 million of borrowings outstanding under our Loan Agreement with SVB.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors.”

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Loan and Security Agreement

On February 19, 2017, we and Beamr, Inc., our wholly owned subsidiary, entered into the Loan Agreement with SVB under which we had a right to borrow from SVB up to $3 million bearing interest at a floating per annum rate equal to the Wall Street Journal Prime Rate plus 3.5% (upon occurrence of an 'default event' as defined in the Loan Agreement, the principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto) which shall be payable monthly. In June 2018, we subsequently drew down a cash amount in the aggregate principal amount of $3 million, or the Loan, payable in 36 equal installments on a monthly basis commencing the following month after draw down. As of January 28, 2022, the principal outstanding amount under the Loan is $0.4 million. The Loan is sometimes referred to herein as a “straight loan”.

In connection with the execution of the Loan Agreement, we issued to SVB a 15-year warrant to purchase (i) 205,200 Series C Convertible Preferred Shares at an exercise price of $1.024 per share or (ii) 205,200 shares to be issued in the 'next round' at an exercise price equal to the lowest price per share at which we will sell and issue shares of the next round shares.

To secure our obligations under the Loan Agreement, we provided a fixed and floating collateral on all our assets.

On April 15, 2020, we signed a deferral agreement in connection with the Loan Agreement with SVB according to which it was agreed that the original monthly repayment date for the principal due from May 2020 to October 2020 shall be extended by a period of six months commencing November 2020.

In addition, on April 29, 2021, or the Deferral Effective Date, we signed a second deferral agreement in connection with the Loan Agreement with SVB according to which it was agreed that the original monthly repayment date for the principal due from May 2021 to October 2021 shall be extended by a period of six months commencing November 2021. In consideration, we agreed to (i) pay to SVB a total deferral facility fee equal to $50, which fee shall be fully earned at the Deferral Effective Date, and payable in 10 monthly equal installments over the period commencing April 29, 2021 through January 29, 2022; (ii) reimburse SVB for all reasonable legal fees and expenses incurred in connection with the deferral agreement and (iii) issue to SVB a 15-year warrant to purchase 48,820 shares exercisable at an exercise price of $1.024 per share (subject to standard adjustments) into either Series C Preferred Shares or a class of securities sold and issued by us in the next equity financing round. Furthermore, if SVB exercises the warrant and the warrant value (as determined in the warrant) is lower than $50,000, then immediately following such exercise, we are required to pay the holder an amount equal to the difference between the $50,000 and the warrant value.

Cash Flows

The following table summarizes our cash flows for the periods presented:

(U.S. dollars in thousands)	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020

Net cash provided by (used in) operating activities	$(1,020)	$(3,317)	$940	$94
Net cash provided by (used in) investing activities	$1	$(23)	$-	$(4)
Net cash provided by (used in) financing activities	$(418)	$2,090	$(312)	$(251)
Change in cash, cash equivalents	$(1,437)	$(1,250)	$628	$(161)
Cash, cash equivalents at beginning of year	$2,041	$3,291	$604	$2,041
Cash, cash equivalents at end of year	$604	$2,041	$1,232	$1,880

Net cash used in operating activities

For the year ended December 31, 2019, net cash used in operating activities was mainly due to a net loss of $3.9 million, which was offset by $0.6 million of depreciation and amortization, $0.1 million of share-based compensation, $0.02 million of amortization of discount relating to our loan from SVB, $0.3 million of change in the fair value of convertible advanced investments and $0.6 million of negative change in other working capital items as shown in the consolidated statement of cash flows of the annual financial statements.

For the year ended December 31, 2020, net cash used in operating activities was mainly due to a net loss of $2.4 million, which was offset by $0.6 million of depreciation and amortization, $0.1 million of share-based compensation, $0.02 million of amortization of discount relating to our loan from SVB, $0.4 million of change in the fair value of convertible advanced investments and $0.1 million of change in other working capital items as shown in the consolidated statement of cash flows of the annual financial statements.

For the six months ended June 30, 2020, net cash provided by operating activities was mainly due to a net loss of $2.2 million, which was offset by $0.3 million of depreciation and amortization, $0.05 million of share-based compensation, $0.01 million of amortization of discount relating to our loan from SVB, $0.3 million of change in the fair value of convertible advanced investments and $1.6 million change in other working capital items as shown in the condensed consolidated statement of cash flows of the interim financial statements.

For the six months ended June 30, 2021, net cash provided by operating activities was mainly due to a net loss of $0.9 million and $0.07 of forgiveness of loan under a paycheck protection program note, which was offset by $0.1 million of depreciation and amortization, $0.05 million of share-based compensation, $0.01 million of amortization of discount relating to our loan from SVB, $0.1 million of change in the fair value of convertible advanced investments, $0.1 of modification of terms of our loan from SVB and $1.6 million change in other working capital items as shown in the condensed consolidated statement of cash flows of the interim financial statements.

Investing Activities

For the years ended December 31, 2020 and 2019, the change in net cash provided by (used in) investing activities was immaterial.

For the six months ended June 30, 2021 and 2020, the change in net cash used in investing activities was immaterial.

Financing Activities

Net cash provided by financing activities of $2 million for the year ended December 31, 2019 was related to proceeds received from issuance of convertible advanced investments of $3 million offset by repayment of our loan from SVB of $1 million.

Net cash used in financing activities of $0.4 million for the year ended December 31, 2020 was related to repayment of our loan from SVB of $0.5 million and offset by proceeds received from a paycheck protection program note of $0.07 million and proceeds received from exercise of share options into shares of $0.01 million.

Net cash used in financing activities of $0.2 million for the six months ended June 30, 2020 was related to payment repayment of our loan from SVB of $0.3 million and offset by proceeds received from a paycheck protection program note of $0.05 million and proceeds received from exercise of share options into shares of $0.01 million.

Net cash used in financing activities of $0.3 million for the six months ended June 30, 2021 was related to repayment of a straight loan of $0.3 million and offset by proceeds received from a paycheck protection program note of $0.05 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

(U.S. dollars in thousands)
	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years		3-5 Years	More than 5 Years

Loans (including current maturities)	$1,075	$575		$500	$	$
Account payables	$11	$11	$		$	$
Related party	$168	$168	$		$	$
Other current liabilities	$437	$437	$		$	$
Total contractual obligations	$1,691	$1,191		$500	$	$

The following table summarizes our contractual obligations and commitments as of June 30, 2021:

(U.S. dollars in thousands)
	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Loans (including current maturities)	$742	$742	$	$	$
Account payables	$16	$16	$	$	$
Related party	$248	$248	$	$	$
Other current liabilities	$421	$421	$	$	$
Derivative warrant liability	$50	$50	$	$	$
Total contractual obligations	$1,477	$1,477	$	$	$

The contractual obligation amounts in the tables above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the tables above.

For more information on our operating leases and other commitments, please refer to “Commitments and Contingent Liabilities” in Note 9 of our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2020 and June 30, 2021.

Internal Control Over Financial Reporting

Prior to our initial public offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of December 31, 2019 and 2020, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2019 and 2020. The material weakness related to lack of sufficient internal accounting personnel, segregation of duties, and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Following the completion of this offering, we expect to take a number of measures to address the internal control deficiencies that have been identified including expanding our existing accounting and financial reporting personnel, establishing effective monitoring and oversight controls and engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We expect to complete our remediation plan within the next 12 months. However, we have not tested the effectiveness of our internal control over financial reporting and cannot assure you that we will be able to successfully remediate this material weakness and, even if we do, we cannot assure you that we will not suffer from other material weaknesses in the future. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors— Risks Related to this Offering and Ownership of our Ordinary Shares— We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

We believe that the accounting policies described below require management’s most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See Note 2 to the audited consolidated financial statements included elsewhere in this prospectus for additional information regarding these and our other significant accounting policies.

Going Concern

As of December 31, 2020, we had an accumulated deficit of approximately $28.8 million. To date, we have not generated sufficient revenues from our operations to support our activities, and therefore we are dependent upon external sources for financing our operations.

We plan to finance our operations through the sale of equity (including registration of our shares through initial public offering transaction) and to the extent available, refinancing of short-term loan from commercial bank, receiving additional convertible advanced investments and also through revenues from sales of our software and products and related services. There can be no assurance that we will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to continue our operations as a going concern.

Our management expects to have the required funds in order to continue to operate as a going concern in the coming year from this offering. Nonetheless, there can be no assurance that necessary financing will be available on satisfactory terms, if at all. If we are unable to secure needed financing, management may be forced to take additional restructuring actions, which may include significantly reducing our anticipated level of expenditures. The consolidated annual financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Share-based compensation

Service-based awards

We account for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, or ASC 718, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods by applying the straight-line method in our consolidated statements of comprehensive loss.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected volatility of the price of our ordinary shares, the expected term of the option, risk-free interest rates and the expected dividend yield of our ordinary shares. These estimates involve inherent uncertainties and the application of management’s judgment. These assumptions are estimated as follows:

Key Assumptions

●	Fair Value of our ordinary shares. The fair value of ordinary shares underlying the share options has historically been determined by management and our board of directors. Because there has been no public market for our ordinary shares, our board of directors has determined fair value of an ordinary share at the time of grant of the option by considering several objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares will be determined by our board of directors until such time as our ordinary shares is listed on an established stock exchange. Our board of directors determined the fair value of our ordinary shares based on valuations performed using the Option Pricing Model, or OPM for all reported periods through December 31, 2020.

●	Expected Volatility. As we do not have a trading history for our ordinary shares, the expected price volatility for our ordinary shares was estimated by taking the average historical price volatility for industry peers based on weekly price observations over a period equivalent to the expected term of the ordinary share option grants. Industry peers consist of several public companies that are similar in size, stage of life cycle and financial leverage.
●	Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions.
●	Risk-Free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.
●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Ordinary shares valuation

The fair value of ordinary shares was determined by our board of directors, with input from management, and taking into account the most recent valuation from an independent third-party valuation specialist. These valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment. Numerous objective and subjective factors were considered in the determination of the fair value of our ordinary shares as of the date of each option grant, including the following factors:

●	contemporaneous valuations performed at periodic intervals by an independent third-party specialist;
●	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale;
●	the liquidation preferences, rights, and privileges of our preferred shares relative to our ordinary shares;
●	the nature and history of our business;
●	the general economic conditions and our industry outlook;
●	our overall financial condition;
●	our earning capacity;
●	our dividend history;
●	the existence of goodwill or other intangible value within our business;
●	the prior sales of interests in the business and the size of the interest being valued;
●	the market price of equity interest in companies engaged in the same or a similar line of business; and
●	adjustments necessary to recognize a lack of marketability of the ordinary shares.

In valuing our ordinary shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach.

The income approach estimates value based on the expectation of future cash flows that we will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and are adjusted to reflect the risks inherent in our cash flows relative to those inherent in the companies utilized in the discount rate calculation.

The market approach estimates value based on a comparison of us to comparable public companies in a similar line of business. From the comparable companies, representative market value multiples are determined and then applied to our financial results to estimate our value.

The resulting equity value was then allocated to each share class using an OPM. Under the OPM, preferred and ordinary shares are treated as a series of call options, with the preferred shares having an exercise price based on the liquidation preference of the respective preferred share. The OPM operates through a series of Black-Scholes-Merton option pricing models, with the exercise prices of the options representing the upper and lower bounds of the proceed ranges that a security holder would receive upon a liquidity event. The strike prices occur at break points where the allocation of firm value changes among the various security holders. The ordinary shares are presumed to have value only if funds available for distribution to shareholders exceed the value of the respective liquidation preferences at the time of a liquidity event.

For each valuation date, after the ordinary shares value was determined, a discount for lack of marketability, or DLOM, was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair value. The discount for lack of marketability was determined using a put option as a proxy for measuring discounts for lack of marketability of securities.

We also considered any secondary transactions involving our capital shares. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include:

●	transaction volume;
●	proximity in time to other transactions as well as the valuation date;
●	frequency of similar transactions;
●	whether the transactions occurred between willing and unrelated parties; and
●	whether the transactions involved parties with sufficient access to our financial; information from which to make an informed decision on price.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our ordinary shares.

Recent Accounting Pronouncements

Please see Note 2V to our consolidated annual financial statements included elsewhere in this prospectus for information regarding recent accounting pronouncements.

Jumpstart Our Business Startups Act of 2012

Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the year ended December 31, 2020 and the period of six months ended June 30, 2021 of $0.2 million and $0.1 million, respectively, due to NIS, and $0.1 million and $0.07 million, respectively, due to RUB.

Interest Rate Risk

As of December 31, 2020 and June 30, 2021, we had outstanding floating rate debt obligations of $1 million and $0.6 million, respectively (consisting, in each case, of the outstanding principal balance under our credit facilities). Accordingly, fluctuations in market interest rates may increase or decrease our interest expense which will, in turn, increase or decrease our net income and cash flow. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. At this time, we do not use derivative instruments to mitigate our interest rate risk. A hypothetical 10% change in interest rates during the periods presented would have resulted in a change to interest expense of $0.009 million for the year ended December 31, 2020 and $0.003 million for the year ended June 30, 2021.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.

BUSINESS

Overview

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr quality measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our content adaptive bitrate, or CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio "golden eyes".

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

Our current product line is mainly geared to the high end, high quality media customers and we count among our customers Netflix, Snapfish, ViacomCBS, Wowza and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We are currently collaborating with NVIDIA, a leading developer of GPUs, to develop the world’s first GPU accelerated encoding solution powered with our CABR, which will allow fast and easy end-user deployment combined with superior video compression rates. Upon completion, our CABR software will execute directly on NVIDIA GPU cores and interact with the NVIDIA video accelerator encoder known as NVENC, located on the GPU. We expect to beta release the Beamr HW-Accelerated Content Adaptive Encoding during the second half of 2022 and expect that following release, end-users of the solution will enjoy significant end-user storage cost savings, potentially reducing their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions.

Our Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

●	We are a recognized video compression market leader. In January 2021 we were recognized with an Emmy® Award for the “Development of Open Perceptual Metrics for Video Encoding Optimization” and in November 2021 we won the Seagate Lyve Innovator of the Year competition. We have over 50 patents, and count among our customers leading content distributors including Netflix, ViacomCBS and Wowza Media Systems.

●	Strong value proposition. We believe our existing video compression encoding solutions are among the fastest software video encoders on the market and provide a lower total cost-of-ownership to our customers by reducing media storage, processing and delivery costs. Upon release of our next generation SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding, we believe that its performance will be up to 10x more cost efficient than our existing software-based solutions, resulting in even greater reduced media storage, processing and delivery costs.
●	Partnering with leading technology giants to enable the adoption of our video compression solutions. We offer industry proven video optimization solutions and are collaborating in product development with industry giants such as NVIDIA and Allegro DVT that provide incremental improvements to existing products without having to reinvent the wheel.
●	Core technology is powered by proprietary content-adaptive quality measure. Our CABR technology, built over our proprietary BQM, achieves maximal compression of the video input while maintaining the input video resolution, format, and visual quality. The CABR powers our existing video compression encoders as well as our next generation Beamr HW-Accelerated Content Adaptive Encoding in development. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and tier one Hollywood studios “golden eyes”.
●	Our management team has experience building and scaling software companies. Our visionary and experienced management team with best-in-class research and development, or R&D, capabilities and in-depth industry backgrounds and experiences has been leading us since our inception. Members of our senior leadership team have held senior product, business and technology roles at companies such as Scitex, Kodak, Comverse, IBM and Intel. Sharon Carmel, our founder and Chief Executive Officer is a serial entrepreneur with a proven track record in the software space having co-founded Emblaze (LON: BLZ) which developed the Internet’s first vector-based graphics player, preceding Macromedia Flash, and BeInSync, which developed P2P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ:PTEC).
●	Ongoing customer-driven development. Through our account managers, support teams, product development teams and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our solutions. We regularly provide our customers with enhancements to our products.

Our Market Opportunity

According to Fortune Business Insights, the global cloud video storage market is projected to grow from $7.3 billion in 2021 to $13.5 billion in 2025 and to $20.9 billion by 2028, at a compound annual growth rate, or CAGR, of 16% during the forecast period.

The fact that the video data is often required to be stored and accessed forever cannot be ignored for long periods. This brings about the problem of lifetime costs associated with the efficient storing and managing of data. While the upfront cost might appear manageable but over a period, the rise in data volumes might require organizations to result in the need to pay more in the future to keep the data in the cloud. In today’s environment, with deployment of media and entertainment, user generated content, enterprise video, agricultural technology, or AgTech, and industrial solutions, autonomous vehicles, surveillance and smart cities, the usage of video and its storage on public cloud platforms is expected to increase exponentially.

Our Growth Strategies

We intend to pursue the following growth strategies:

●	Complete development and gain broad market acceptance for our SaaS solution. We are collaborating with NVIDIA in the development of our next generation product, the Beamr HW-Accelerated Content Adaptive Encoding. Upon release, we believe it will provide a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing and delivery costs. We plan to make our next generation SaaS solution available through public cloud services such as AWS, Azure and GCP allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment.
●	Expand business growth through collaborations and partnerships with industry-leading solution providers in new verticals. We are currently collaborating with NVIDIA and Allegro DVT and plan to expand our collaborations to develop further market-leading products. We believe that our hardware-accelerated CABR powered video optimization solutions have broad application to a wide array of verticals including UGC, public safety, smart cities, education, enterprise, autonomous vehicles, government and media and entertainment.
●	Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our product offerings and release new products and features. We maintain close relationships with our customer base who provide us with frequent and real-time feedback, which we leverage to rapidly update and further improve our products.
●	Selectively Pursue Acquisitions and Strategic Investments. While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our products, enhance our capabilities and/or expand our market presence in our core vertical markets. In 2016, we acquired Vanguard Video, a leading developer of software encoders.

Our CABR System

At the heart of our patented optimization technology is the proprietary BQM, a novel, efficient and reliable quality evaluation algorithm which is highly correlated with the human vision system. The CABR technology, with the BQM at its core, allows encoders to make smarter, quality driven, encoding decisions. CABR is a closed-loop content-adaptive rate control mechanism enabling video encoders to lower the bitrate of their encode, while simultaneously preserving the perceptual quality of the higher bitrate encode. An integrated CABR encoding solution consists of a video encoder and the CABR rate control engine. The CABR engine comprises the CABR control module responsible for managing the optimization process and a module which evaluates video quality. The video encoder first encodes a frame using a configuration based on its regular rate control mechanism, resulting in an initial encode. Then, Beamr’s CABR rate control instructs the encoder to encode the same frame again with various values of encoding parameters, creating candidate encodes. Using the BQM, each candidate encode is compared with the initial encode, and then the best candidate is selected and placed in the output stream. The best candidate is the one that has the lowest bitrate but still has the same perceptual quality as the initial encode. Due to very efficient control algorithms, only approximately 1.5-2 iterations are required on average to find the best candidate. Combined with the real-time oriented design of BQM, and the possibility to reuse encoding decisions from the initial encode, the impact on overall performance is quite manageable.

The following is a depiction of the CABR system showing how the BQM interacts with a video encoder.

In testing, BQM demonstrated higher correlation with subjective results than other quality measures such as PSNR and SSIM. In user testing, under ITU BT.500, an international standard for testing image quality, the correlation of our BQM with subjective (human) results was very high.

Beamr’s CABR technology was integrated as a new rate control mechanism into our software H.264 and HEVC encoders. With regular VBR encoding, the user of the encoder sets a target bitrate, and the resulting bitrate of the encoded video will be that target bitrate. With CABR encoding, the user also sets a target bitrate, but the resulting bitrate of the encoded video will be lower than that target. The video will be encoded to the lowest possible bitrate that is still perceptually identical to a VBR encode at that target bitrate. CABR with BQM can also be used to optimize an input video stream, by removing redundancies and creating an equivalent, lower bitrate, perceptually identical output video stream.

As seen in the two graphs below, for VBR encoding the actual average bitrate of the encoded clip is very similar to the requested target bitrate. For CABR encoding, the actual bitrate of the encoded clips is lower than the requested target bitrate. The difference between the requested target bitrate (dotted line) and the actual encoded CABR bitrate (blue line) is the bitrate savings. As seen in the graphs, the bitrate savings increase as the target bitrate increases, since for higher target bitrates there is more redundancy present in the encoded stream, redundancy which CABR removes.

Ultimately, Beamr’s CABR system enables the bitrate of video files to be reduced by up to 50% over the current state of the art standard compliant block based encoders, without compromising image quality, bitstream standard compliance or changing the artistic intent. A source video and a Beamr-optimized video viewed side-by-side will look exactly the same to the human eye.

Beamr has integrated the CABR engine into its AVC software encoder, Beamr 4, and into its HEVC software encoder, Beamr 5. Similarly, the CABR engine can be integrated with any software or hardware video encoder, supporting any block-based video standard such as AVC, HEVC, and AV1. In addition, CABR with BQM can be used to optimize an input video stream, by removing redundancies and creating an equivalent, lower bitrate, perceptually identical output video stream.

Our Product Offerings

Our Next-Generation SaaS Product: Beamr HW-Accelerated Content Adaptive Encoding

We are currently collaborating with NVIDIA, a leading developer of GPUs, to develop the world’s first GPU accelerated encoding solution that would allow fast and easy end-user deployment combined with superior video compression rates powered with our CABR rate control and BQM quality measure.

Our current product line of CABR software encoders run on the CPU. In proof of concept tests with both Intel and NVIDIA, we have demonstrated that when our CABR is offloaded from the CPU to the GPU, the cost/performance ratio is up to 10x better than on the CPU.

To accommodate Beamr’s content-adaptive GPU accelerated encoding solution, NVIDIA is currently modifying the API of the NVENC (NVIDIA Encoder), which is the physical section of the GPU dedicated to video encoding. We are also porting the CABR to run on the GPU and when the modified API is made public we will be able to use the NVENC as the video encoder for CABR, offloading CABR-based video encoding from the CPU to the GPU enabling low-cost, high resolution, real time CABR encoding.

We expect to beta release the Beamr HW-Accelerated Content Adaptive Encoding solution that will be compatible with the NVIDIA GPU during the second half of 2022 and further expect that following release, the solution will result in meaningful end-user storage cost savings, reducing the return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software solutions.

Upon release, we believe the Beamr HW-Accelerated Content Adaptive Encoding solution will provide a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing and delivery costs. We initially plan to offer our Beamr HW-Accelerated Content Adaptive Encoding solution as a SaaS offering through public cloud data services that utilize NVIDIA GPUs (e.g., AWS, Microsoft Azure, GCP) allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment.

Below is a depiction of how we expect the end-user dashboard of the Beamr HW-Accelerated Content Adaptive Encoding to look.

Following integration into the NVIDIA GPU, we believe the Beamr HW-Accelerated Content Adaptive Encoding solution will provide the following key benefits including:

●	Attractive return on investment. The Beamr HW-Accelerated Content Adaptive Encoding solution will be available at an accessible price point in which we estimate it will reduce the return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software solutions.

●	Fast set-up. The Beamr HW-Accelerated Content Adaptive Encoding solution will be deployable in a self-service installation process within minutes without any specialized hardware or need to download third-party software, allowing new users to quickly derive value without any specialized training or heavy implementation or customization.
●	Easy to use. The Beamr HW-Accelerated Content Adaptive Encoding solution will have an intuitive interface that can be easily navigated by even first-time users. Our solution removes the need for video-specific expertise and high-touch user support and troubleshooting.
●	Cloud agnostic and scalable. Our Beamr HW-Accelerated Content Adaptive Encoding solution is highly scalable and designed to be deployable across all environments employing NVIDIA GPUs, including public cloud, private cloud, on-premise and multi-cloud hybrid environments.

Using our content adaptive bit rate solution, end users will be able to save an average of 30% in their cost of video public cloud storage, which, based on 2020 amounts, according to Fortune Business Insights, currently stands at $6 billion.

Video Compression Software Encoder Solutions

Beamr 4 AVC Encoder

Beamr4 is our fully standard compliant AVC (H.264) video encoder. This encoding standard is still the primary format used in video applications across the market. While the decoder and bitstream are fully defined by the standard, video coding standards do not define the encoder, and this is completely up to the implementation ingenuity. At Beamr we have spent many years perfecting our encoder, resulting in an efficient, high performance, high quality AVC encoder, which enables using less computation to achieve the same compression efficiency as competing implementations. (Compression efficiency is defined by how much you can compress the video to obtain a target quality, or vice-versa, what quality can be obtained at a specified bitrate, The higher the compression efficiency, the less bits are needed for a certain quality level). Beamr4 has an extensive API enabling deep control of the encoder configuration to maximize the benefit for each and every application or use case, and our support team is available to help users find the best setup for their specific needs.

Beamr 5 HEVC Encoder

Beamr5 is our fully standard compliant HEVC (H.265) video encoder. This encoding standard is the primary format used today for high resolution (4K, 8K) and premium quality encoding of 10 and 12 bit and High-Dynamic-Range content. Once again, only the decoder and bitstream are defined by the standard, and encoders can differ quite significantly in how well they perform the encoding and utilize the advanced tools available in HEVC to obtain maximum compression efficiency without incurring prohibitive performance costs. An important factor in supporting live encoding is to be able to reach very good parallelization of the encoding tasks. This is not easy in video encoding which is very serial, and unevenly distributed by nature. At Beamr we have developed a unique architecture for the encoder, which enables very efficient deep parallelization making the best concurrent use of all available cores, enabling the world’s first live 8K HEVC encoder. In addition, Beamr5 is one of the few HEVC codecs that has wide support for HDR and can be used in conjunction with Dolby Vision, HDR10 and HLG - various HDR formats used around the globe. Beamr5 also has an extensive API enabling deep control of the encoder configuration to maximize the benefit for each and every application or use case, and our support team is always available to help users find the best setup for their specific needs.

Beamr 4X AVC Content Adaptive Encoder

Beamr4x is achieved by adding our Content Adaptive Bit-Rate rate control, to Beamr4. Video encoders generally operate either in a bit-rate driven mode, such as VBR (Variable Bit-Rate), or in a quality driven mode. The new mode introduced in Beamr4x, enables encode that is bit-rate driven, but where any bits that are redundant for the perceptual quality of the video are swiftly removed. This is done by first compressing the video frame according to the bit-rate considerations. Then, for each frame, more aggressive compression is applied, reducing the frame size in bits to the maximal extent that is possible without compromising perceptual quality of this video frame. This is done using our novel, award winning quality measure, which can reliably report the perceptual quality of the reduced size frame, relative to the initial encode, and make sure we get to the best compression point. While this may sound like a difficult problem to solve for each frame, using our sophisticated search algorithm, we actually guess the correct compression point on the first try more often than not, and on average require less than two attempts per frame. The resulting bitstream has the same perceptual quality as the VBR encode to target bitrate would have, while offering significant bitrate savings for many use cases.

Beamr 5X HEVC Content Adaptive Encoder

Similarly, Beamr 5x combines Beamr 5 with CABR, enabling HEVC encoding with significant bitrate savings.

JPEGMini Photo Optimization Solutions

JPEGmini is a patented photo recompression technology, which significantly reduces the size of photographs without affecting their perceptual quality. JPEGmini is fully compliant with the JPEG standard, resulting in files that are fully compatible with any browser, photo software or device that support the standard JPEG format.

JPEGmini is capable of reducing the file size of standard JPEG photos by up to 50%, while the resulting photos are visually identical to the original photos. The JPEGmini algorithm imitates the perceptual qualities of the human visual system, ensuring that each photo is compressed to the maximum extent possible by removing redundancies, without creating any visual artifacts in the process. This enables fully automatic, maximal compression of photos with no human intervention required. JPEGmini has also been successfully tested with artificial intelligence/machine learning image sets in which a reduction of storage cost of up to 50% was obtained, without compromising classification and detection accuracy.

Silicon IP

Our CABR technology, which has been integrated with Beamr software codecs to create Beamr4x and Beamr5x, has also been implemented as a silicon IP design, which can be integrated with any HW video encoder. This enhances the encoder by providing the additional, bitrate saving, encoding mode.

We are currently collaborating with Allegro DVT, a leading provider of video processing silicon IPs, to create the world’s first content-adaptive silicon IP encoder. By integrating our CABR silicon IP library with Allegro’s E2xx family of silicon video encoders, we aim to bring the optimization benefits to ASIC providers so they will be able to create high-performance, low latency video encoding chips that significantly reduce video bitrate without compromising quality.

The Allegro DVT E2xx/Beamr CABR solution is currently in the proof of concept stage of development and we expect that its development will take at least two years until a commercial version of the solution will be available for release.

Sales and Marketing

As of January 28, 2022, we have four full time sales and marketing employees and consultants, whose focus is to work together to accelerate the adoption of our existing products, to drive awareness and increase brand recognition of our products and technologies, to improve new customer acquisitions and to increase revenue from our existing customers.

For our next-generation Beamr HW-Accelerated Content Adaptive Encoding solution, we plan to launch our solution on the largest cloud platform, AWS, and after initial deployment on AWS to integrate our solution both with Azure and GCP. Since NVIDIA GPUs are widely adopted by cloud platforms, we believe that by making the Beamr HW-Accelerated Content Adaptive Encoding solution on cloud platforms will allow us to potentially access and acquire large numbers of new customers with relatively low sales investment through a self service, online sales process, with low touch pay as you go subscription service to our SaaS solution.

In addition, since the Beamr HW-Accelerated Content Adaptive Encoding solution is designed to be deployable across all environments, including public cloud, private cloud, on-premise and multi-cloud hybrid environments, we intend to focus our direct sales efforts on particular vertical markets that store large amounts of video including internet of things (IoT), smart cities, surveillance, autonomous cars, AgTech, and medical imaging.

We primarily market and license directly our existing products to media customers through outbound sales networking and customer and partner referrals. Our direct customers include category leaders such as Netflix, Snapfish, ViacomCBS, Wowza and Encoding.com. Our sales cycles for our existing products typically require a significant investment of time and a substantial expenditure of resources before we can realize revenue from the sale of our solutions, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers’ system designers and management and our sales personnel and software engineers. If successful, this process culminates in a customer’s decision to use our solutions in its system, which we refer to as an account win.

We focus our marketing efforts on the strength of our product and technology innovation, the value we provide and our domain expertise. We target the video engineering and information technology (IT) operations community through our marketing activities, using diverse tactics to connect with prospective customers, such as content marketing, events, social media, and public relations.

We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

We enter into written contracts with our customers pursuant to which we license the rights to use our software and provide maintenance and technical support. Our contracts are generally for one to three-year terms, with automatic renewal terms of one year terms. Some of our contracts are on a perpetual basis. We bill most of our customers annually in advance for the fees associated with the software licenses and related support. Some of our customers are billed on a quarterly basis.

Research and Development

Our research and development team is responsible for the design, development, testing and delivery of new technologies, features and integrations of our solutions, as well as the continued improvement and iteration of our existing products. It is also responsible for operating and scaling our solutions including the underlying infrastructure. Our research and development investments seek to drive core technology innovation and bring new products to market.

Members of our research and development team specialize in many functional areas including algorithms, machine learning, and electrical engineering as well as computer science. As we shift our focus to a SaaS based cloud service offering, we intend to make significant investments in a cloud-optimized delivery model while continuing to invest in our software offerings, both for standalone consumption and for deployment in hybrid environments.

Our main research and development facility is located in central Israel, which we believe is a strategic advantage for us, allowing us to leverage a talented pool of engineers and product experts.

As of January 28, 2022, we had 22 full-time employees dedicated to research and development. We have made substantial investments in product and technology development since our inception. Research and development expense totaled $2.7 million in the year ended December 31, 2020 and $1 million in the six months ended June 30, 2021. We expect our research and development expense to increase significantly for the foreseeable future as we enhance our existing product, develop new products for our current markets and introduce new products in new markets.

Acquisition

In 2016, we acquired Vanguard Video, a provider of HEVC and H.264 codec technologies, which enabled us to integrate our CABR technology with Vanguard Videos video encoders, which today are available as Beamr 4x and Beamr 5x.

Competition

While there are several companies offering video compression solutions such as MainConcept, Ateme and Ittiam and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies which offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure and GCP could in the future develop their own video optimization hardware accelerated solutions.

We believe the following competitive attributes are necessary for our solutions to successfully compete in the video compression market:

●	the performance and reliability of our solutions;
●	cost of deployment and return on investment in terms of cost savings;
●	sophistication, novel and innovative intellectual property and technology, and functionality of our offerings;
●	cross-platform operability;
●	security;
●	ease of implementation and use of service;
●	high quality customer support; and
●	price.

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have substantially greater financial, technical, and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.”

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property rights as appropriate. To establish and protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our system.

As of January 28, 2022, our exclusively owned patent portfolio includes 51 issued patents, of which thirty three (33) are U.S. patents and eighteen (18) foreign patents have been issued, and two (2) U.S. and three (3) foreign patent applications are pending. The claims of these owned patents and patent applications are directed toward various aspects of our family of products, method of their manufacturing and research programs.

We pursue the registration of our domain names that we consider material to the marketing of our products, including the beamr.com.

We generally seek to enter into confidentiality agreements and proprietary rights agreements with our employees and consultants and to control access to, and distribution of, our proprietary information. However, we cannot guarantee that all applicable parties have executed such agreements. Such agreements can also be breached, and we may not have adequate remedies for such breach.

Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform and many of our products and services incorporate software components licensed to the general public under open-source software licenses. We obtain some components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute certain components of our platform. As a result, open-source development and licensing practices can limit the value of our proprietary software assets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Security and Privacy.”

Regulatory Environment

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, intellectual property, competition, consumer protection and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.

Employees

As of January 28, 2022, we had nine employees in Israel, 18 employees who are employed by our wholly owned subsidiary in St. Petersburg, Russia and three employees who are employed by our wholly owned subsidiary in California, U.S. We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including manufacturing and quality assurance.

Corporate History and Structure

Our legal and commercial name is Beamr Imaging Ltd. We were incorporated in Israel on October 1, 2009 under the name I.C.V.T Ltd. On January 11, 2015, we changed our name to Beamr Imaging Ltd.

We have two wholly owned subsidiaries: Beamr, Inc. and Beamr Imaging RU LLC. Beamr, Inc. is our wholly owned subsidiary incorporated in 2012 in the State of Delaware. Beamr, Inc. is engaged in reselling our software and products in the U.S. and Canada. Beamr Imaging RU LLC is our wholly owned subsidiary, a limited Russian partnership formed in 2016. Beamr Imaging RU LLC is engaged in research and development for us.

In addition, we previously had a wholly owned subsidiary, Beamr UK Ltd, which was incorporated in 2017 in England. Beamr UK Ltd was engaged in reselling our software and products in the U.K. Beamr UK Ltd was dissolved in May 2020.

Facilities

Our principle executive offices are located in Herzliya, Israel and consist of approximately 300 square feet of office space. Our wholly owned Russian subsidiary operates from a leased office located in St Petersburg, Russia. Our employees in our wholly owned US subsidiary operate primarily from their home offices. During 2020, we substantially reduced our office space globally and implemented working from home throughout the company.

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

We are not currently party to any pending material legal proceedings. From time to time, we may become a party to litigation incident to the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this prospectus:

Name	Age	Position
Sharon Carmel	51	Chief Executive Officer and Chairman
Danny Sandler	36	Chief Financial Officer
Tamar Shoham	47	Chief Technology Officer
Dan Julius	45	V.P. of Research and Development
Eliezer Lubitch	60	President, Beamr, Inc.
Tal Barnoach (4)	58	Director
Lluis Pedragosa (4)	43	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director (as defined under Nasdaq Stock Market Listing Rules)

Sharon Carmel, Chief Executive Officer, Director

Sharon Carmel, 51, serves as our Chief Executive Officer and as the Chairman of the board of directors since he founded our company in October 2009. Prior to founding Beamr, Mr. Carmel is a serial entrepreneur with a proven track record in the software space. Prior to founding Beamr, in August 2002, Mr. Carmel co-founded, BeInSync, which developed P2P synchronization and online backup technologies. Prior to that, in January 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), a software company, which developed the Internet’s first vector-based graphics player. Mr. Carmel received his training in computer science and software development during his mandatory military service in the IDF.

Danny Sandler, Chief Financial Officer

Danny Sandler, 36, serves as our Chief Financial Officer since December 2021. Mr. Sandler joined us in May 2020, and prior to his current role, served as our Director of Finance. Prior to joining us, between December 2014 and May 2020, Mr. Sandler served in various roles and, most recently as Assurance Manager, in the Hi-Tech and Life Science Practice at EY, a global accounting and consulting firm. Prior to that, between November 2011 and November 2014, Mr. Sandler was a finance associate at Seeking Alpha, a crowd-sourced content service for financial markets. Mr. Sandler holds a Bachelor’s degree in Economics and Accounting from Bar-Ilan University.

Tamar Shoham, Chief Technology Officer

Tamar Shoham, 47, serves as our Chief Technology Officer since November 2021. Mrs. Shoham is a leading imaging and video scientist, with over 20 years’ experience in algorithm development and industry-oriented research, primarily in the field of video quality and compression. Mrs. Shoham joined us in August 2009, and prior to her current role, served as our Vice President of Technology where she led our algorithm and intellectual property development. Prior to joining us, between 2006 and 2009, Mrs. Shoham was a research fellow at the NEGEV consortium, Signal and Image Processing Lab at the Technion Institute of Technology. Prior to that, between 1997 and 2005, Mrs. Shoham served as a digital signal processing algorithm developer at Comverse Ltd. Mrs. Shoham holds a Master’s degree in Electrical Engineering from the Technion Institute of Technology and a Bachelor’s degree in Electrical Engineering from Tel Aviv University.

Dan Julius, V.P. of Research and Development

Dan Julius, 45, serves as our Vice President of Research and Development. Mr. Julius joined us in March 2011, and prior to his current role served as a team lead for our system overseeing design, development, and quality control. Prior to joining us, between February 2008 and May 2011, Mr. Julius was the co-founder and served as Chief Technology Officer at Joliper Ltd. Prior to that, between February 2007 and February 2008, Mr. Julius served as a software developer and a team leader at BeInSync Ltd., a software platform enabling users to backup, synchronize, share and access their files, documents and other data online. Prior to that, between November 2001 and August 2004, Mr. Julius served as a CAD engineer at Intel. Between February 1999 and August 2001, Mr. Julius served as a software developer and a team leader at TeleVend Inc. Mr. Julius holds a Master’s degree in Computer Science from the University of British Columbia and a Bachelor’s degree in Computer Science from Tel Aviv University.

Eliezer Lubitch, President, Beamr, Inc.

Eliezer Lubitch, 60, serves as the President of our subsidiary, Beamr, Inc. since 2011. Mr. Lubitch heads our U.S. operations, including sales, business development, new markets, and strategic partnerships. Prior to joining us, between 2008 and 2011, Mr. Lubitch served as Vice President of Business Development and Brand Licensing at Eastman Kodak Company. Prior to that, between 2004 and 2007, Mr. Lubitch served as Vice President of Business Development at Kodak Versamark Inc., a wholly owned subsidiary of Kodak. Between 1990 and 2003, Mr. Lubitch served in various roles at Scitex Corporation, Ltd. (NASDAQ: SCIX), including Vice President of Business Development, Director of Business Development, Product Line R&D Manager, and software engineer. Mr. Lubitch holds a Master’s degree in Business Administration from the Technion Institute of Technology, a Master’s degree in Computer Science from Tel Aviv University, and a Bachelor’s degree in Mathematics and Computer Science from Hebrew University.

Tal Barnoach, Director

Tal Barnoach, 58, serves as a board member in our company since January 2014. Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund since July 2014 Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020. Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Bit, Lumen, Deep, Replix, Qwilt, Minta and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996), Orca Interactive (acquired by France Telecom in 2008), BeInsync (acquired by Phoenix Technologies in 2008) and Dotomi (acquired by ValueClick in 2011). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Lluis Pedragosa, Director

Liuis Pedragosa, 43, serves as a board member in our company since August 2016, and was appointed by our shareholder, Marker LLC. Since May 2018, Mr. Pedragosa is a managing partner and the Chief Financial Officer of Team8, a cybersecurity and fintech company creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018, Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $400 million under management. Besides his role in Team8 and serving as a board member of Beamr, Mr. Pedragosa serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in International Studies from the University of Pennsylvania, and a Bachelor’s of science in Business Administration from ESADE Business School.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Certain Relationships and Related Party Transactions” for additional information.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our costs in U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the average annual exchange rate of NIS 3.23 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 5 persons as of December 31, 2021.	$821,645	$75,012	$61,744

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our first annual meeting of shareholders following the closing of this offering, which will be filed under cover of a report on Form 6-K.

Employment Agreements with Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we intend to enter into indemnification agreements, subject to the listing of our securities on the Nasdaq Capital Market, with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Management—Share Option Plans” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Differences between the Companies Law and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the ordinary shares on Nasdaq, we will be required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.
●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.
●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.
●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.
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Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

Board Practices

Introduction

Upon the consummation of this offering, our board of directors will consist of                members. We believe that                ,                and            are “independent” for purposes of the Nasdaq Stock Market rules. We intend to appoint an additional “independent” director following the consummation of this offering, so that our board of directors will have a majority of “independent” directors. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than two and not more than nine. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors that may be required to be appointed under the Companies Law under certain circumstances, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), according to the duration of office of the director whom he replaces. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

Pursuant to regulations under the Companies Law, the board of directors of a company such as us is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all these requirements. Our board of directors has resolved to adopt the corporate governance exemption set forth above, and accordingly we will not have external directors as members of our board of directors.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will establish two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, we will be required to appoint an audit committee subject to the listing of our ordinary shares on the Nasdaq Capital Market. The audit committee must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

Our audit committee will be comprised of                   ,                  and                   .

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management—Board Practices—Approval of Related Party Transactions under Israeli Law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management—Board Practices—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present.

Our board of directors intends to adopt an audit committee charter to be effective upon the listing of our ordinary shares on the Nasdaq Capital Market setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;
●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;
●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and
●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee will include         ,           and         .           will serve as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Under the Companies Law, our audit committee also carries out the duties of a financial statement examination committee. As such, the audit committee is responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if any). The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee, acting pursuant to a written charter, will consist of , and . Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy no later than 9 months from the consummation of this offering.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;
●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;
●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;
●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and
●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;
●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;
●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;
●	the minimum holding or vesting period for variable, equity-based compensation; and
●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
●	recommending to the board of directors periodic updates to the compensation policy;
●	assessing implementation of the compensation policy;
●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and
●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy will be designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy will include measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy will also address our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) will be designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy will provide for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our equity incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy will contain compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and will allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy will also provide for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. We intend to appoint our internal auditor within 90 days following the consummation of this offering. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and
●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;
●	refrain from any action that is competitive with the company’s business;
●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and
●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;
●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and
●	a financial liability imposed upon him or her in favor of another person.

Prior to consummation of the offering, we intend to purchase increased insurance coverage for a company of our size.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;
●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;
●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and
●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and
●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this registration statement of which this prospectus forms a part, and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;
●	increase in the company’s authorized share capital;
●	merger; and
●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Share Option Plans

2010 Option Plan

In December 22, 2010, our board of directors adopted our 2010 Option Plan, or the 2010 Plan. We are no longer granting options under the 2010 Plan and currently grant options under the 2015 Plan (as defined below). There are currently 226,600 ordinary shares resulting from the exercise of certain options granted under the 2010 Plan which are held in trust in favor of the employees who exercised such options. We will maintain the 2010 Plan following the closing of this offering in order to allow our employees to enjoy certain tax benefits under Israeli tax law. Of the 2,846,400 outstanding options as of December 14, 2021 under the 2010 Plan, 98% were fully vested.

Administration. Our board of directors, a duly authorized committee of our board of directors, or the administrator, administer the 2010 Plan. Under the 2010 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2010 Plan and any option agreements or options granted thereunder, designate recipients of options, determine and amend the terms of options, including, but not limited to, the number and class of ordinary shares underlying each option, the time of grant of an option, the exercise price of an option (with the consent of the grantee in the event of an increase of the exercise price), the time and vesting schedule applicable to an option, accelerate or amend the vesting schedule applicable to an option (with the consent of the grantee in the event of an extension to the vesting schedule) and take all other actions and make all other determinations necessary or advisable for the administration of the 2010 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2010 Plan of any or all options or ordinary shares. The administrator also has the authority to amend and rescind rules and regulations relating to the 2010 Plan or terminate the 2010 Plan at any time before the date of expiration of its ten-year term.

Grant. All options granted pursuant to the 2010 Plan are evidenced by an option agreement. The option agreement sets forth the terms and conditions of the options, including the number of shares subject to such options, vesting schedule, the exercise price, if applicable, the tax route and other terms and conditions not inconsistent with the 2010 Plan as the administrator may determine

Exercise. An option under the 2010 Plan may be exercised by providing us with a written notice of exercise, specifying the number of shares with respect to which the option is being exercised and full payment of the exercise price for such shares, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An option may not be exercised for a fraction of a share.

Termination of Employment. Options under the 2010 Plan shall expire in accordance with the period determined in the applicable option agreement or following the termination of the grantee’s employment or engagement with us, as set forth below. In the event of the death of a grantee while employed by or performing service for us or a subsidiary, or in the event of termination of a grantee’s employment or services for reasons of disability, the grantee, or in the case of death, such grantee’s legal successor, may exercise options that have vested prior to termination within the earlier of the twelve-month period following the date of death or termination, or the options’ expiration date.

In the case of termination of the grantee’s employee, other than for cause, any option that is vested prior to the date of termination may be exercised within such period of time ending on the earlier of 90 days following the termination date, or the option’s expiration date.

Transferability. Unless otherwise determined by the board of directors, options under the 2010 Plan may not, other than by will or laws of descent, be transferred by the grantee nor may of the rights arising under the options be subject to a mortgage, attachment or other willful encumbrance.

Transactions. In the event of a merger, consolidation or sale of all, or substantially all, of our assets or shares, any and all outstanding, unexercised options granted under the 2010 Plan, whether vested or unvested shall be cancelled for no consideration, unless determined otherwise by our board of directors in its sole and absolute discretion to cause or effect any actions such as (i) the assumption or exchange of the options for options or shares of a successor company; (ii) the exchange of options for monetary compensation; or (iii) the determination that all unvested options and unexercised vested options shall expire on the date of such transactions.

2015 Share Incentive Plan

The 2015 Share Incentive Plan, or the 2015 Plan, was adopted by our board of directors on January 1, 2015. The 2015 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the company and to promote the success of our business.

Authorized Shares. As of the date of this prospectus, there are 1,877,535 ordinary shares reserved and available for issuance under the 2015 Plan. Authorized shares under the 2015 Plan that are not subject to outstanding or exercised awards, immediately prior to the completion of this offering, shall cease to be reserved for the purpose of the 2015 Plan.

Shares underlying an award granted under the 2015 Plan or an award granted under the 2010 Plan that has expired, or was cancelled, terminated, forfeited, or repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, and if permitted by us, shares tendered to pay the exercise price or withholding tax obligations, are available for issuance under the 2015 Plan in accordance with applicable law.

Administration. Our board of directors, a duly authorized committee of our board of directors or the administrator administer the 2015 Plan. Under the 2015 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2015 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including, but not limited to, the number and class of ordinary shares underlying each option award, the time of grant of an option award, the exercise price of an option award (with the consent of the grantee in the event of an increase of the exercise price), the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2015 Plan and take all other actions and make all other determinations necessary for the administration of the 2015 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2015 Plan of any or all option awards or ordinary shares. The administrator also has the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom in order to effectuate the purposes of the 2015 Plan but without amending the 2015 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2015 Plan or terminate the 2015 Plan at any time before the date of expiration of its ten-year term.

Eligibility. The 2015 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our U.S. employees or service providers, including those who are deemed to be U.S. residents for tax purposes, in compliance with Section 422 of the Code, and Section 409A of the Code, or Incentive Stock Options.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant. All awards granted pursuant to the 2015 Plan are evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable, and other terms and conditions not inconsistent with the 2015 Plan as the administrator may determine. Certain awards under the 2015 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2015 Plan, awards for new employees vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to us throughout such vesting dates.

Each award granted under the 2015 Plan will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator. In the case of an Incentive Stock Option granted to a 10% shareholder, within the meaning of Section 422(b)(6) of the Code, the exercise period shall not exceed five years from the effective date of grant of such Incentive Stock Option.

Awards. The 2015 Plan provides for the grant of share options (including Incentive Stock Options and Nonqualified Stock Options), restricted shares, RSUs and other share-based awards. Options granted under the 2015 Plan to our employees who are U.S. residents may qualify as Incentive Stock Options within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant unless the administrator specifically indicates that the share option will have a lower exercise price and it complies with Section 409A of the Code, and in the case of Incentive Stock Options granted to 10% shareholders, not less than 110%.

Exercise. An award under the 2015 Plan may be exercised by providing us with a written notice of exercise, specifying the number of shares with respect to which the award is being exercised and full payment of the exercise price for such shares, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2015 Plan, the administrator may, in its discretion, (1) accept cash, (2) provide for net withholding of shares in a cashless exercise mechanism or (3) direct a securities broker to sell shares and deliver all or a part of the proceeds to the company or the trustee, or to pledge shares to a securities broker or lender, as security for a loan, and to deliver all or part of the loan proceeds to the company or the trustee.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2015 Plan or determined by the administrator, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. Unless otherwise determined by the administrator and subject to the conditions of the 2015 Plan, an award may only be exercised for as long as the grantee is an employee or provides services to us. In the event of termination of a grantee’s employment or service with us or any of our affiliates, other than for cause, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator and subject to the conditions of the 2015 Plan and in no event later than the expiration of the term of such awards. After such three-month period or expiration of the term of such awards, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2015 Plan.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death or permanent disability all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator and in the event of termination due to such grantee’s retirement, within three months of such termination. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2015 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2015 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2015 Plan.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, merger, consolidation, amalgamation, a reorganization or other similar occurrences, the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2015 Plan, to the class and kind of shares subject to the 2015 Plan, as well as the exercise price per share of each outstanding award, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding awards, or any other terms that the administrator adjusts in its discretion; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. Notwithstanding any of the foregoing, unless determined by the administrator, no adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by us.

In the event of a merger or consolidation of the company, or a sale of all, or substantially all, of the our shares or assets or other transaction having a similar effect on us, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee, the administrator may but is not required to (i) cause any outstanding award to be assumed or substituted by such successor corporation, (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, (iii) determine that any payments made in respect of awards shall be made or delayed to the same extent that payment of consideration to the holders of the shares in connection with the merger/sale is made or delayed, or (iv) suspend the grantee’s rights to exercise any vested portion of an award for a period of time prior to the signing or consummation of a merger/sale transaction.

Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from the date of this prospectus to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on ordinary shares issued and outstanding as of the date of this prospectus. The number of ordinary shares deemed issued and outstanding after this offering is based on ordinary shares which includes the ordinary shares offered hereby but assumes no exercise of the underwriter’s over-allotment option.

As of this prospectus and based on their reported registered office, twelve of our shareholders were U.S. persons, holding in aggregate approximately 44% of our outstanding ordinary shares immediately prior to this offering. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Following the closing of this offering, all of our shareholders, including the shareholders listed below, will have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. See “Description of Share Capital.” A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Beamr Imaging Ltd., 10 HaManofim Street Herzeliya, 43305, Israel.

	Shares	Percentage of Shares beneficially owned
Name of beneficial owner	beneficially owned	Before offering	After offering
5% or Greater Shareholder
Marker II LP (1)	9,642,000	19.6%		%
Innovation Endeavors II, L.P. (2)	4,821,600	9.8%		%
Disruptive Technologies III L.P. (3)	5,125,200	10.0%		%
Verizon Ventures LLC (4)	3,888,000	7.9%		%
Directors and Executive Officers
Sharon Carmel (5)	16,747,200	34.2%		%
Danny Sandler (6)	56,250	*		%
Tamar Shoham (7)	382,125	*		%
Dan Julius (8)	484,175	1%		%
Eliezer Lubitch (9)	1,300,700	2.6%		%
Tal Barnoach (10)	1,513,203	3.1%		%
Lluis Pedragosa	—	—	—
All directors and executive officers as a group (7 persons)	20,483,653	40.9%		%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of (i) 6,603,600 preferred B shares, and (ii) 3,038,400 preferred C shares. Richard Scanlon is the sole director of the managers and the general partner of the Marker II LP. Ohad Finkelstein and Yuval Shachar are independent members of the investment committee of the Marker II LP. Voting and investment power over the shares held by the Marker II LP resides with the general partner and the members of any such investment committee. The address of the foregoing entity and individuals is c/o Marker LLC, 10 East 53rd Street, New York, NY 10022.

(2)	Consists of (i) 3,302,400 preferred B shares, and (ii) 1,519,200 preferred C shares. Dror Berman is a managing partner at Innovation Endeavors, and as such may be deemed to have voting and investment control over the shares held by Innovation Endeavors II, L.P. The address of the principal office of Innovation Endeavors II, L.P. is 1845 El Camino Real, Palo Alto, CA 94306.

(3)	Consists of (i) 4,881,600 preferred C shares held by Disruptive Technologies III L.P., and (ii) 243,600 preferred C shares held by Disruptive Technologies L.P. Disruptive Technology Ltd is the general partner of Disruptive Technologies L.P & Disruptive Technologies III L.P, Tal Barnoach and Adam Rothstein holds the GP and therefore they are deemed to have voting and dispositive power concerning the shares. The address of the principal office of Technologies L.P & Disruptive Technologies III L.P is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)	Consists of 3,888,000 preferred C shares. Verizon Ventures LLC is an indirect, wholly-owned subsidiary of Verizon Communications, Inc. The address of the principal office of Verizon Ventures LLC is 1095 Avenues of the Americas, New York, NY 10036.

(5)	Consists of (i) 12,000,000 ordinary shares, (ii) 3,038,400 ordinary 1 shares, (iii) 330,000 ordinary 2 shares, and (iv) 1,378,800 preferred B-1 shares.

(6)	Consists of 56,250 options to purchase shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(7)	Consists of 382,125 options to purchase shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(8)	Consists of 484,175 options to purchase shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(9)	Consists of (i) 487,200 ordinary shares, and (ii) 813,500 options to purchase shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(10)	Consists of (i) 495,600 ordinary shares, (ii) 135,603 preferred C shares, (iii) 642,000 ordinary shares held in favor of certain beneficiaries, and (iv) options to purchase 240,000 shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus. The ordinary shares do not include shares held by Disruptive Technologies III L.P. or Disruptive Technologies L.P.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party.

Advance Investment Agreements

On August 6, 2019, we entered into Advanced Investment Agreements, or the 2019 AIA, with several of our current shareholders, providing for bridge loan financing in the aggregate amount of $3,097,000. The 2019 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of this offering the investment amount shall automatically convert into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

On August 26, 2021, we entered into Advanced Investment Agreements, or the 2021 AIA, with several of our current shareholders, providing for bridge loan financing in the aggregate amount of $560,000. The 2021 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of this offering the investment amount shall automatically convert into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

Related party participants in the 2019 AIAs and 2021 AIAs, collectively, the AIAs, included the following:

Participant	Aggregate Investment Amount
Sharon Carmel	$1,100,000
Disruptive Technologies LP	$100,000
Marker II LP	$1,100,000
Verizon Ventures LLC	$947,619
Innovation Endeavors II LP	$250,000

Sharon Carmel Management

On November 1, 2009, we entered into a services agreement with Sharon Carmel Management Ltd., or SCM, a company owned by our Chief Executive Officer and Chairman, Sharon Carmel, according to which we receive consulting services on a recurring basis from Mr. Carmel as our full time Chief Executive Officer. Since January 1, 2020, we have not been paying SCM for the consulting services and thus we have accrued an aggregate of $ as of the date of this prospectus that we intend to pay following the closing of this offering.

Agreements and Arrangements With, and Compensation of Executive Officers

Certain of our executive officers have employment agreements with us. These agreements will terminate at the closing of this offering and will be replaced by new employment agreements, which will contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. Under current applicable Israeli employment laws, we may not be able to enforce (either in whole or in part) covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Management—Compensation.”

Indemnification Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. Upon the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained directors and officers insurance for each of our executive officers and directors. For further information, see “Management—Board Practices—Exculpation,” Management—Board Practices—Insurance,” “Management—Board Practices— Indemnification.”

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our amended and restated articles of association which will be effective upon the closing of this offering are summaries and do not purport to be complete. A form of our amended and restated articles of association will be filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

General

As of the date of this prospectus, our authorized share capital consisted of                  ordinary shares, par value NIS 0.01 per share, of which               ordinary shares were issued and outstanding.

In the last three years, we have not issued ordinary shares other than 49,000 ordinary issued upon the exercise of share options to employees in 2020.

In addition to ordinary shares, in the last three years, we have granted options to purchase an aggregate of 3,093,240 ordinary shares to directors, officers and employees with exercise prices ranging between $0.36 and $1.024 per share under our 2015 Plan. As of January 28, 2022, the total outstanding amount of options under the 2010 Plan and 2015 Plan is 6,819,040. Additionally, in April 2021, we issued to SVB a 15-year warrant to purchase 48,820 shares exercisable at an exercise price of $1.024 per share (subject to standard adjustments) into either Series C Preferred Shares or a class of securities sold and issued by us in the next equity financing round. Furthermore, if the holder exercises the warrant and the warrant value (as determined in the warrant) is lower than $50,000, then immediately following such exercise, we are required to pay the holder an amount equal to the difference between the $50,000 and the warrant value.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

All ordinary shares have identical voting and other rights in all respects.

The Powers of the Directors

Our Board of Directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our Board of Directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our ordinary shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each ordinary share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;
●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and
●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve according to the duration of office of the director whom he replaces. External directors are elected for an initial term of three years, may be elected for two additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management—Board Practices—External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit, upon request of two directors or one-quarter of the directors in office; and upon the request of any shareholder or shareholders holding at least five percent (5%) or a higher percent of our voting rights.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and twenty one days prior to the date of the meeting. Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;
●	the exercise of our Board of Director’s powers by a general meeting if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;
●	appointment or termination of our auditor, his conditions of employment and termination of his employment;
●	appointment of directors, including external directors;
●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;
●	increases or reductions of our authorized share capital; and
●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and our amended and restated articles of association require that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes (1) the appointment or removal of directors; (2) the approval of acts and / or transactions with office holders or interested or related parties, approval of the company’s general manager or its relative to serve as the chairman of the board of directors and to exercise its powers or the approval of the chairman of the board of directors or its relative to serve as the company’s general manager; (3) an approval of a merger; or; (4) any other matter in respect of which there is a provision in the articles of association or thereunder to the effect that decisions of the general meeting may also be passed by means of a voting paper, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present at the adjourned meeting within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, the adjourned meeting shall only take place only if there were present at least the number of shareholders required to convene a meeting as provided in section 63 of the Companies Law.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of our company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares.  For purposes of the shareholder vote of each party, (unless a court rules otherwise on the application of the shareholders holding at least twenty five percent of all the voting rights in the company(, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger the person so holding or anyone acting on behalf of either of these, including relatives or corporations under their control or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless the Registrar of Companies has received all the required approvals for merger from each of the merging companies and at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a controlling shareholder if there is no controlling shareholder in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a controlling shareholder in the company which resulted in the acquirer becoming a controlling shareholder in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of a control block, any person having a personal interest in the acceptance of the tender offer or anyone on the behalf of the abovementioned, including their relatives or corporations under their control.. If a special tender offer is accepted, then the purchaser or any person or entity controlling it or any entity under common control with the purchaser or such controlling person may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable, or the Takeover Bid. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the Takeover Bid and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to him by operation of law, and the records of ownership of the shares shall be amended accordingly. However, a Takeover Bid will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such Takeover Bid, whether such shareholder accepted the Takeover Bid or not, may request, by petition to an Israeli court, for a period of six months following the acceptance of the Takeover Bid, (i) a ruling stating that the consideration for the shares was less than their fair value, and (ii) that the fair value should be paid as determined by the court. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax ordinance treats some acquisitions, such as stock-for-stock exchanges between Israeli companies, less favorably than U.S. tax laws. For example, Israeli tax ordinance may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

Among other things, the general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital with and subject to any incident authorized, and consent required, by the Companies Law;
●	cancel any registered share capital which have not been taken or agreed to be taken by any person;
●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;
●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and
●	reduce our share capital with and subject to any incident authorized, and consent required, by the Companies Law.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise in full their option to purchase additional ordinary shares with respect to this offering and assuming no exercise of options outstanding following this offering, we will have an aggregate of ordinary shares outstanding upon the closing of this offering. Of these shares, the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining ordinary shares will be held by our existing shareholders and will be deemed to be "restricted securities" under Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our ordinary shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Eligibility of Restricted Shares for Sale in the Public Market

Approximately         of our ordinary shares will be eligible for resale pursuant to Rule 144 after 90 days following the pricing of this offering as follows:

●	with respect to non-affiliates of our company who will hold an aggregate of ordinary shares upon the consummation of this offering, following the expiration of a non-affiliate's six-month holding period and subject to our compliance with the current public information requirements under Rule 144; and
●	with respect to affiliates of our company who will hold an aggregate of ordinary shares upon the consummation of this offering, following the expiration of an affiliate's six-month holding period and subject to our compliance with the current public information requirements under Rule 144, and subject to the volume, manner of sale and other limitations under Rule 144 applicable to securities held by affiliates.

In each case, the shares will also be subject to the contractual restrictions arising under the lock-up agreements described below.

All of the ordinary shares sold in this offering will be eligible for immediate sale upon the closing of this offering. Certain of our existing shareholders, including entities affiliated with certain of our directors and beneficial owners of greater than 5% of our share capital, have indicated an interest in purchasing up to an aggregate of $             million of ordinary shares in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these shareholders, or any of these shareholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these shareholders as they will on any other shares sold to the public in this offering.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding ordinary shares and our ordinary shares issuable upon the exercise of options and warrants have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of ThinkEquity LLC., which may, in its sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

●	1% of the number of ordinary shares then outstanding; or

●	the average weekly trading volume of our ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the ninety days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our incentive option plan or other written agreement before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (see “Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

●	persons other than affiliates, without restriction; and

●	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Registration Rights

Following the completion of this offering, subject to the lock-up agreements entered into in connection with this offering, certain holders of our ordinary and preferred shares will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of our investor rights agreement, or IRA, and include demand registration rights and Form F-3 registration rights. The registration of our shares by the exercise of registration rights under the IRA enables the shareholders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

In any registration made pursuant to such IRA, all expenses, including the reasonable fees and expenses of one counsel for the initiating shareholders, will be borne by us and the discounts or commissions payable to any underwriter will be born pro rata buy the shareholders participating in such registration. However, we will not be required to bear the expenses in connection with the exercise of the demand or Form F-3 registration rights if the request is subsequently withdrawn at the request of the holders holding a majority of registrable securities to be registered, unless at the time of such withdrawal, such holders have learned of a material adverse change in the condition or business of the Company not known to them at the time of their request for such registration, and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change.

Form S-8 Registration Statement

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 2,796,790 ordinary shares, in the aggregate, issued or reserved for issuance under the 2010 Plan and the 2015 Plan. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180 day lock-up period or, if subject to the lock-up, immediately after the 180 day lock-up period expires. See "Management—Share Option Plans— 2010 Option Plan" and “Management—Share Option Plans— 2015 Share Incentive Plan.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a description of the material Israeli income tax consequences of the ownership of our ordinary shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 1, 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Tax Benefits for Research and Development

Israeli tax ordinance allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, and the tax deduction shall usually take place as long as one of the following applies:

●	The expenditures are in the fields of industry, agriculture, transportation or energy, and the research is carried out by a factory owner who is in the field of the said industries or at his order for the development or promotion of his factory;
●	the expenses are of the expenditures operator who does not have a factory in the said industries, or the expenses constitute as a participation in research funding carried out by another person in exchange for a right to the profits of the results of the expenditures (that are reasonable in relation to his participation in research expenses.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20%.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with another person, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if holders do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or
●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

UNDERWRITING

ThinkEquity is acting as representative of the underwriters, or the Representative. On             , we entered into an underwriting agreement with the Representative, or the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell, and each underwriter named below has severally agreed to purchase, the number of ordinary shares listed next to each underwriter’s name in the following table, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriters	Number of Shares
ThinkEquity LLC

Total

The underwriters have committed to purchase all of the shares offered by us in this offering, or the Shares, other than those covered by the over-allotment option described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. Furthermore, pursuant to the ordinary shares Underwriting Agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the Shares subject to prior sale when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the Shares to the public at the public offering price set forth on the cover of the prospectus. After the Shares are released for sale to the public, the underwriters may from time to time change the offering price and other selling terms.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to                 additional ordinary shares (15% of the shares sold in this offering) at the initial public offering price, less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent that the option is exercised, each underwriter must purchase additional shares of our ordinary shares in an amount that is approximately proportionate to that underwriter’s initial purchase commitment (set forth in the table above). Any shares of our ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our ordinary shares that are the subject of this offering. If this option is exercised in full, the total offering price to the public will be $            million and the total net proceeds to us, before expenses, will be $           million.

Discounts and Commissions

The Representative has advised that the underwriters propose to offer the Shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer the Shares to securities dealers at that price less a concession of not more than $          per share, of which up to           may be re-allowed to other dealers.

The following table summarizes the public offering price, underwriting discounts and commissions, and proceeds to us before expenses, assuming both no exercise and full exercise by the underwriters of the over-allotment option.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$
Underwriting discount (8%) (1)	$
Proceeds, before expenses, to us	$

(1)	We have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriters’ over-allotment option) which is not included in the underwriting discounts and commission.

We have paid an expense deposit of $40,000 to the Representative, which will be applied against the Representative’s accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(f)(2)(C)) that are payable by us in connection with this offering. We have agreed to reimburse the Representative for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $125,000, the fees and expenses related to the use of Ipero’s book building, prospectus tracking and compliance software for the offering in the amount of $29,500, up to $10,000 for background checks of our officers and directors, the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an amount not to exceed $30,000, data services and communications expenses up to $10,000, and the actual accountable “road show” expenses up to $10,000.

We expect that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately                ..

Representatives’ Warrants

We have agreed to issue to the Representative, upon the closing of this offering, warrants to purchase up to an aggregate of                shares of our ordinary shares (5% of the ordinary shares sold in this offering, but excluding any shares sold upon exercise of the underwriters’ over-allotment option), or the Representative’s Warrants. The Representative’s Warrants are exercisable at a per share price equal to 125% of the public offering price per share in this offering (excluding the over-allotment option). The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the six month anniversary of the effective date of the registration statement of which this prospectus is a part and expiring on the date that is five years following the commencement of sales of Shares in this offering.

The Representative’s Warrants are deemed underwriter compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However, neither the Representative Warrant exercise price, nor the number of ordinary shares underlying such warrants, will be adjusted for issuances of ordinary shares by us at a price below the exercise price of the Representative’s Warrants.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and any holder of 1% of the outstanding ordinary shares as of the date of this prospectus have agreed, for a period of 180 days from the date of this prospectus, not to engage in any of the following, whether directly or indirectly, without the Representative’s consent: offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or the Lock-Up Securities; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities; make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Lock-Up Securities; enter into any transaction, swap, hedge, or other arrangement relating to any Lock-Up Securities, subject to customary exceptions; or publicly disclose the intention to do any of the foregoing.

Right of First Refusal

For 18 months from the closing date of this offering, the Representative will have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 18 month period, for us, or any successor to or any subsidiary of us, on terms customary for the Representative. The Representative will have the sole right to determine whether any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Pricing of the Offering

Prior to this offering, there was no established public market for our ordinary shares. The public offering price was negotiated between us and the underwriters. In determining the price, we considered our history and prospects, our business potential and earnings prospects, an assessment of our management, general securities market conditions at the time of the offering, and such other factors that we deemed relevant.

An active trading market for the shares of our ordinary shares may not develop. It is also possible that the Shares will not trade in the public market or above the initial public offering price following the closing of this offering.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering that may arise under the Securities Act and from any breach of the representations and warranties contained in the Underwriting Agreement. We have further agreed to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken that would permit a public offering of our ordinary shares in any jurisdiction where action for the purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities. An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or
●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.
●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:
●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss&abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales. Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares that the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that the underwriters purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters purchase in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be affected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other Relationships

The underwriters and their affiliates may in the future provide various advisory, investment and commercial banking and other services for us in the ordinary course of business, for which they may receive customary fees and commissions. However, we have not yet had, and have no present arrangements with any of the underwriters for any further services.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the securities offered by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
Nasdaq listing fee	$
FINRA filing fee	$
Transfer agent fees and expenses	$
Printer fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus and certain other matters of Israeli law will be passed upon for us by Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices, Bnei Brak, Israel. Certain matters of U.S. federal law will be passed upon for us by McDermott Will & Emery LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sullivan & Worcester LLP, New York, New York with respect to U.S. federal law and Sullivan & Worcester Israel (Har-Even & Co.) with respect to Israeli law.

EXPERTS

The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 2, 2021, our board of directors approved the dismissal of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or EY, as our independent registered public accounting firm. On November 2, 2021, our board of directors approved the engagement of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., or Grant Thornton Israel, an independent registered public accounting firm, or Grant Thornton, as our independent registered public accounting firm.

The reports of EY on our consolidated financial statements for the fiscal year ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through November 2, 2021, there have been no (i) disagreements between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EY would have caused them to make reference thereto in their report on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v).

We provided EY with a copy of the disclosures under Item 16F and requested from EY a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of EY's letter dated            , 2022 is attached as Exhibit 16.1.

During each of the years ended December 31, 2019 and 2020 and the subsequent interim period through November 2, 2021, neither we nor anyone on behalf of us has consulted with Grant Thornton Israel regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton Israel concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, or a judgment including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the enforcement shall be made according to the 1958 Foreign Judgments Enforcement Law.
●	the judgment was obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment was given;
●	The foreign judgment can no longer be appealed to a higher court in the foreign country.
●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts and does not contradict any laws regarding enforcement of foreign judgment in Israel or public policy;
●	adequate service of process has been affected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
●	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
●	the judgment was not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;
●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The judgment debtor may make payment in foreign currency, as long it is the currency that has been imposed on him by the foreign state. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be subject to the laws applicable at that time to foreign exchange supervision.

WHERE YOU CAN FIND MORE INFORMATION

 We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

Our SEC filings are available to the public at the SEC's website at http://www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.beamr.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

BEAMR IMAGING LTD.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2020

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

	As of June 30,	As of December 31,
	2021	2020
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$1,232	$604
Trade receivables	133	1,595
Other current assets	33	40
Total current assets	1,398	2,239

Non-current assets:
Property and equipment, net	30	39
Intangible assets, net	97	264
Goodwill	4,379	4,379
Total non-current assets	4,506	4,682
Total assets	$5,904	$6,921

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of loans, net	$749	$569
Account payables	16	11
Deferred revenues	34	65
Related party	248	168
Other current liabilities	421	437
Total current liabilities	1,468	1,250

Non-current liabilities:
Convertible advanced investments	$4,024	$3,922
Derivative warrant liability	50	-
Loans, net of current maturities	-	500
Total non-current liabilities	4,074	4,422

Commitments and contingent liabilities

Shareholders’ equity:
Ordinary Shares of NIS 0.01 par value each:
Authorized: 71,535,580 shares and 71,584,400 shares at June 30, 2021 and December 31, 2020, respectively; Issued and outstanding: 12,893,800 shares at June 30, 2021 and December 31, 2020	51	51
Convertible Ordinary 1 and 2 Shares of NIS 0.01 par value each:
Authorized: 7,484,400 shares at June 30, 2021 and December 31, 2020; Issued and outstanding: 7,484,400 at June 30, 2021 and December 31, 2020.	5	5
Convertible Preferred Shares of NIS 0.01 par value each:
Authorized: 30,980,020 shares and 30,931,200 shares at June 30, 2021 and December 31, 2020, respectively; Issued and outstanding: 28,572,000 shares and at June 30, 2021 and December 31, 2020	78	78
Additional paid-in capital	29,942	29,884
Accumulated deficit	(29,714)	(28,769)
Total shareholders’ equity	362	1,249
Total liabilities and shareholders’ equity	$5,904	$6,921

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

	Six month period ended June 30,
	2021	2020
	Unaudited

Revenues	$1,008	$975
Cost of revenues	(39)	(43)
Gross profit	969	932

Research and development expenses	(933)	(1,551)
Sales and marketing expenses	(527)	(802)
General and administrative expenses	(281)	(431)
Other income (see Note 3A)	75	20

Operating loss	(697)	(1,832)

Financing expenses, net	(227)	(380)
Taxes on income	(21)	(28)

Net loss and comprehensive loss for the period	$(945)	$(2,240)

Basic and diluted net loss per share	$(0.07)	$(0.17)

Weighted average number of Ordinary Shares outstanding attributable to ordinary shareholders used in computing basic and diluted net loss per share	12,893,800	12,853,954

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	equity

Balance as of December 31, 2020	12,893,800	$51	7,484,400	$5	28,572,000	$78	$29,884	$(28,769)	$1,249

Share-based compensation (Note 5)	-	-	-	-	-	-	58	-	58
Net loss	-	-	-	-	-	-	-	(945)	(945)

Balance as of June 30, 2021 (unaudited)	12,893,800	$51	7,484,400	$5	28,572,000	$78	$29,942	$(29,714)	$362

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	equity

Balance as of December 31, 2019	12,844,800	$51	7,484,400	$5	28,572,000	$78	$29,753	$(26,310)	$3,577

Share-based compensation (Note 5)	-	-	-	-	-	-	55	-	55
Exercise of share options into Ordinary Shares	49,000	*)	-	-	-	-	11	-	11
Net loss	-	-	-	-	-	-	-	(2,240)	(2,240)

Balance as of June 30, 2020 (unaudited)	12,893,800	$51	7,484,400	$5	28,572,000	$78	$29,819	$(28,591)	$1,362

*)	Representing an amount less than $1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six month period ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(945)	$(2,240)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	176	341
Share-based compensation (see Note 5)	58	55
Change in the fair value of convertible advanced investments	102	313
Amortization of discount and interest on straight loan (see Note 3D)	12	14
Forgiveness of loan under paycheck protection program note	(75)	-
Modification of terms of straight loan (see Note 3C)	105	-
Decrease in trade receivables	1,462	1,303
Decrease in other current assets	7	385
Increase (decrease) in accounts payable	5	(20)
Increase (decrease) in deferred revenues	(31)	43
Increase in related party (see Note 7)	80	65
Increase (decrease) in other current liabilities	(16)	(165)
Net cash provided by operating activities	940	94

Cash flows from investing activities:
Purchase of property and equipment	-	(4)
Net cash used in investing activities	-	(4)

Cash flows from financing activities:
Proceeds received from paycheck protection program note (see Note 3A and Note 3B)	54	75
Repayment of straight loan (see Note 3D)	(366)	(373)
Proceeds received from exercise of share options into ordinary shares (see Note 5)	-	11
Net cash used in financing activities	(312)	(251)

Change in cash, cash equivalents	628	(161)
Cash, cash equivalents at beginning of period	604	2,041
Cash, cash equivalents at end of period	$1,232	$1,880

Supplemental disclosure of non-cash activities:
Issuance of share warrants upon modification of terms relating to straight loan transaction (see Note 3C)	50	$-
Supplemental disclosure of non-cash activities:
Interest paid	$37	$47
Taxes paid	28	$22

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated on October 1, 2009 under the laws of the State of Israel and it engages development of an optimization technology for video and photo compression.

A.	Foreign operations

1.	Beamr Inc.

In 2012, the Company incorporated a wholly owned U.S. subsidiary named Beamr Inc. (“Beamr Inc.”) for the purpose of reselling the Company’s software and products in the U.S. and Canada markets.

2.	Beamr Imaging RU LLC

In 2016, the Company incorporated a wholly owned limited Russian partnership named Beamr Imaging RU LLC (“Beamr Imaging RU”) for the purpose of conducting research and development services to the Company.

3.	Beamr UK Ltd.

In 2017, the Company incorporated a wholly owned U.K. subsidiary named Beamr UK Ltd. (“Beamr UK”) for the purpose of reselling the Company’s software and products in the U.K. market. In May 2020, the Company closed Beamr UK.

The Company and its entities herein considered as the “Group”.

B.	Going concern uncertainty

The Company has devoted substantially all of its efforts to research and development and commercialization of its software and products and raising capital for such purpose. The development and commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the six months ended June 30, 2021, the Company had net losses of $945. As of June 30, 2021, the Company had an accumulated deficit of $29,714. Management has considered the significance of such condition in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sale of equity (including registration of its shares through an initial public offering) and to the extent available, refinancing of short-term loan from commercial bank, receiving additional convertible advanced investments and also through revenues from sales of its software and related services. There can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to continue its operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the six months ended June 30, 2021 and 2020, the Company raised net amounts of $54 and $75 through the paycheck protection program, respectively (see also Note 3A and Note 3B). In connection with raising capital and/or debts subsequent to June 30, 2021, see also Note 9C.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 1 - GENERAL (Cont.)

C.	COVID-19

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which the Company does business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, the Company took precautionary measures intended to minimize the risk of the virus to its employees, its customers, its partners and the communities in which it operates, which could negatively impact its business. In the first quarter of 2020, the Company temporarily closed all its offices and enabled its entire workforce to work remotely. The Company also suspended all travel worldwide for its employees for non-essential business. While the Company subsequently reopened its offices, most of its employees continued to work remotely, a majority of whom continue to do so. These changes could extend into future quarters. While COVID-19 has not had a material adverse impact on the Company’s operations to date, the impact of COVID-19 on the Company’s ability to attract, serve, retain or upsell customers is inherently uncertain and depends on the duration, severity and potential resurgence of the pandemic and its impact on end users, customers and the macroeconomic environment as a whole. Prior to the COVID-19 pandemic, the Company’s employees traveled frequently to establish and maintain relationships with one another, as well as the Company’s customers, partners, and investors. Although the Company continues to monitor the situation and may adjust its current policies as more information and public health guidance become available, continued limitations on travel and doing business in person may negatively affect the Company’s customer success efforts, sales and marketing efforts, challenge its ability to enter into customer contracts in a timely manner, slow down recruiting efforts, or create operational or other challenges, any of which could adversely affect the Company’s business, financial condition and results of operations.

Furthermore, COVID-19 has disrupted and may continue to disrupt the operations of the Company’s customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact the Company’s business, financial condition and results of operations. More generally, the COVID-19 pandemic has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for the Company’s offerings and harm the Company’s business, financial condition and results of operations. Existing and potential customers may choose to reduce or delay technology investments in response to the COVID-19 pandemic, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact the Company’s operating results, financial condition and prospects. For example, as a result of COVID-19, the Company has experienced and expects to continue to experience an increase in the average length of sales cycles to onboard new customers, delays in new projects, and requests by some customers for extension of payment obligations, all of which could materially and adversely impact the Company’s business, financial condition and results of operations in future periods. The COVID-19 pandemic has also resulted in, and may continue to result in, significant disruption of global financial markets, reducing the Company’s ability to access capital, which could in the future negatively affect the Company’s liquidity. It is also possible that continued widespread remote work arrangements may have a negative impact on the Company’s operations, the execution of the Company’s business plans, the productivity and availability of key personnel and other employees necessary to conduct the Company’s business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in the Company’s normal business practices necessitated by the pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted the Company’s employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue the Company’s business for a substantial period of time. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and the Company’s understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements and related notes included elsewhere in the Company’s Registration Statements on Form F-1 for the fiscal year ended December 31, 2020, to be filed with the Securities and Exchange Commission (“SEC”) on December 21, 2021. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. As permitted under those rules, certain information and footnote disclosures normally required or included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these interim financial statements, the most significant estimates and assumptions include (i) revenue recognition; (ii) identification of and measurement of financial instruments in funding transactions; (iii) recoverability of both the Company’s intangible assets and goodwill upon initial recognition and in subsequent periods; (iv) measurement of fair value of equity awards and (v) evaluation of going concern.

C.	Principles of Consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Basic and diluted net loss per ordinary share

The Company applies the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”) which requires the income or loss per share for each class of shares (ordinary and all other shares with preferences over ordinary shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s Convertible Preferred Shares (including series Convertible Ordinary 1 and 2 Shares) do not have contractual obligation to share losses of the Company and therefore are not included in the computation of net loss per share.

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to stock options and certain stock warrants and using the if-converted method with respect to convertible advanced investments and certain stock warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.

During the period of six months ended June 30, 2021 and 2020, the total weighted average number of ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) related to outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), stock options, stock warrants and convertible advanced investments excluded from the calculation of the diluted loss per share was 44,624,428 and 44,944,483, respectively.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Derivative Warrants Liability

Certain warrants that were granted by the Company to a commercial bank through deferral agreement of the Loan and Security transaction (see also Note 3C) held by commercial bank are exercisable into number of shares with a fixed exercise price which is subject to an adjustment if the Company will issue shares at a price per shares which is lower than the original exercise price. In addition, such warrants entitle the commercial bank to a minimum fair value mechanism of the target shares to be issued upon exercise of the warrants. Accordingly, the warrants were classified as a non-current liability according to the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”). The Company accounted for these warrants as a financial derivative liability measured upon initial recognition and on subsequent periods at fair value by using the Option Pricing Model which requires inputs such as the fair market value of the underlying Ordinary Shares, expected term of the warrants and share price volatility. These assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of the Financing expenses, net line in the condensed consolidated Statement of Operations and Comprehensive Loss, until such warrants are exercised or expired.

G.	Recent Accounting Pronouncements

1.	In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendments in the update were originally effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted.

The Company is currently assessing the impact of this ASU will have on its consolidated financial statements. However, the adoption is not expected to result in a material impact to the Company’s financial statements.

2.	In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted this ASU but there was no significant impact on the Company’s consolidated financial statements.

3.	In August 2020, the FASB issued ASU 2020-06 Simplified Convertible Instrument Framework, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (i) convertible debt with a cash conversion feature and (ii) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. Such elimination will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. ASU 2020-06 also requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company adopted this ASU but there was no significant impact on the Company’s consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SIGNIFICANT TRANSACTIONS

A.	Paycheck Protection Program Note Forgiveness

As noted in Note 16A to the annual consolidated financial statements for 2020, the loan amount borrowed in May 2020 under the paycheck protection program (the “PPP”)in the aggregate amount of $75 from the Silicon Valley Bank (the “Bank” or “SVB”) was fully forgiven on January 6, 2021 due to qualification for the used expenses as described in the CARES Act. Consequently, the Company recorded an amount of $75 as part of “Other Income” in the condensed consolidated Statement of Operations and Comprehensive Loss for the six month period ended June 30, 2021.

B.	Paycheck Protection Program Note Grant

On March 25, 2021, Beamr Inc. entered into a second PPP with the “Bank”) under which the Beamr Inc. borrowed an aggregate amount of $54 under a note (the “Second PPP Note”) which bears interest in a rate of 1% per annum.

During the period commencing seventeen months after the issuance of the Second PPP Note and continuing on the same day of each month thereafter until maturity which is 60 months from the date of the Second PPP Note, Beamr Inc. is required make a monthly payment of the principal and interest on the loan amount, each monthly payment to be in equal amounts such that the loan amount is fully amortized by the maturity date. At any time, Beamr Inc. may prepay the Second PPP Note without payment of any penalty or premium.

The Company intends to use the entire amount of the second PPP loan for qualifying expenses. Under the terms of the Second PPP Note, the loan amount may be forgiven if they are used for qualifying expenses as described in the CARES Act. In connection with the Second PPP Note forgiveness subsequent to June 30, 2021, see Note 9A.

C.	Deferral Agreement

As noted in Note 16C to the annual consolidated financial statements for 2020, on April 29, 2021 (the “Deferral Effective Date”), the Company entered into a second deferral agreement in connection with the straight loan made under the Loan and Security Agreement with the Bank originally entered into in February 2017, under which it was agreed that the original monthly repayment date for the remaining balance of the principal due from May 2021 to October 2021 (amounting to $657 as of that date) shall be extended by a period of six months commencing November 2021. In consideration, the Company shall (i) pay the Bank a deferral facility fee equal to $50 which shall be fully earned at the Deferral Effective Date, and payable in 10 monthly equal installments over the period commencing April 29, 2021 through January 29, 2022 (the “Facility Fee”); (ii) reimburse the Bank for all reasonable legal fees and expenses incurred in connection with the Deferral Agreement and (iii) issue the Bank warrants to purchase 48,820 shares at an exercise price of $1.024 per share (subject to standard adjustments) over a period of 15-years at the Bank’s discretion into either to Series C Convertible Preferred Shares or class of securities sold and issued by the Company in the next equity financing round (as determined in the warrant agreement) (the “2021 Warrant”). If the Bank exercises the 2021 Warrant and the Warrant Value (as determined in the warrant agreement) is lower than an amount of $50 (the “Minimum Value”), then immediately following such exercise, the Company shall pay the Bank an amount in cash equal to the difference between the Minimum Value and Warrant Value. The 2021 Warrant was issued on April 29, 2021.

Upon the modification of the loan, the Company has considered the provision of ASC 470-50 “Debt - Modification or Extinguishment” (“ASC 470-50”), based on such assessment the management has determined by using the assistance of a third-party appraiser that the fair value of the modified loan (including the Facility Fee) plus the fair value of the 2021 Warrant granted are considered as substantially different from the fair value of the original straight loan prior to the modification date. As per the provisions of ASC 470-50, it was determined that the modification represents an extinguishment of the original straight loan. Accordingly, the Company derecognized the remaining balance of the original straight loan in total amount of $652 and recorded an amount of $712 which represented the fair value of the modified loan (including the Facility Fee) and the fair value of issued 2021 Warrant in a total amount of $34 as non-current financial liability as their terms permit the holders to receive a variable number of Ordinary Shares upon exercise and as such the 2021 Warrant is subject to a minimum fair value mechanism. Changes in the estimated fair value of the 2021 Warrant are recognized each reporting period under Financing Expenses, net in the condensed consolidated Statement of Operations and Comprehensive Loss, until the 2021 Warrant is exercised or expired, as earlier.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SIGNIFICANT TRANSACTIONS (Cont.)

C.	Deferral Agreement (Cont.)

The fair value of 2021 Warrant was determined by the Company’s management with the assistance of an independent valuation firm by using Hybrid Method by combining the OPM and an IPO scenario. Because there has been no public market for the Ordinary Shares, the Company’s management has determined fair value of the Ordinary Shares at the time of grant by considering several objective and subjective factors including data from other comparable companies, sales of Convertible Preferred Shares to unrelated third parties, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares shall be determined by management until such time as the ordinary shares are listed on an established stock exchange, national market system or other quotation system. The Company also took into consideration the minimum fair value mechanism and accordingly the fair value of the derivative liability for such 2021 Warrant was estimated as the Deferral Effective Date in the total amount of $50. During the period commencing the Deferral Effective Date through June 30, 2021, the estimated fair value of derivative liability for such 2021 Warrant has not changed significantly and the 2021 Warrant has not been exercised.

D.	The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s loans during the period of six months ended June 30, 2021 and the year ended December 31, 2020:
	Six month period ended June 30,	Year ended December 31,
	2021	2020
Opening balance	$1,069	$1,469
Plus: Net consideration received	54	75
Less: PPP Note forgiveness	(75)	-
Plus: Amortization of discounts relating to straight loan (see also Note 3)	12	29
Plus: Accrued interest expenses relating to straight loan (see also Note 3)	37	91
Less: Repayment of accrued interest relating to straight loan	(37)	(91)
Less: Repayment of principal relating to straight loan	(366)	(504)
Less: Derecognition due to extinguishment of original straight loan	(657)	-
Plus: Recognition subsequent to substantial modification of terms	712	-
Closing balance	$749	$1,069

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 4 - SHAREHOLDERS’ EQUITY

Composition of shareholders’ equity:

	As of June 30, 2021		As of December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited
	Number of shares

Shares of NIS 0.01 par value:
Series Ordinary Shares (A)	71,535,580	12,893,800	71,584,400	12,893,800
Series Convertible Ordinary 1 Shares (B)	3,038,400	3,038,400	3,038,400	3,038,400
Series Convertible Ordinary 2 Shares (B)	4,446,000	4,446,000	4,446,000	4,446,000
Series Convertible B Preferred Shares (B)	10,236,000	10,236,000	10,236,000	10,236,000
Series Convertible B1 Preferred Shares (B)	3,691,200	3,691,200	3,691,200	3,691,200
Series Convertible C Preferred Shares (B)	17,052,820	14,644,800	17,004,000	14,644,800

Total	110,000,000	48,950,200	110,000,000	48,950,200

A.	The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in the Company’s Articles of Association (the “Articles”), including, without limitation, the right to receive notices of, and to attend, all general meetings, the right to vote thereat with each Ordinary Share held entitling the holder thereof to one vote at all general meetings (and written actions in lieu of meetings), the right to participate and share on a per share basis, in any distribution and in distribution of surplus assets and funds of the Company in the event of a liquidation event, and certain other rights as may be expressly provided for herein or under the Companies Law. All Ordinary Shares rank pari passu amongst themselves for all intents and purposes, including, without limitation, in relation to the amounts of capital paid or credited as paid on their nominal value. The voting, dividend and liquidation rights of the holders of Ordinary Shares are subject to and qualified by the rights, powers and preferences of the holders of the Convertible Preferred Shares and the Convertible Ordinary 1 and 2 Shares as set below.

B.	The Convertible Ordinary 1 Shares, Convertible Ordinary 2 Shares, Convertible B Preferred Shares, Convertible B1 Preferred Shares and the Convertible C Preferred Shares (referring together herein as “Convertible Preferred Shares”) shall confer upon the holders thereof all rights conferred upon the holders of Ordinary Shares in the Company. In addition, the holders of Convertible Preferred Shares shall have rights, preferences and privileges, as follows:

Liquidation preference - Based on preference of distribution, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, change in control or distribution, the Company’s assets or surplus funds legally available for distribution shall be distributed to the holders of Convertible Preferred Shares pursuant to which each Convertible Preferred Share will be entitled to receive 1.2 of the applicable original issue price paid by each Convertible Preferred shareholder plus all accrued but unpaid dividends and less the aggregate of all amounts previously paid in preference. The aggregate liquidation preference of all shares with preferences over ordinary shares as of June 30, 2021 and December 31, 2020 amounted to $33,785. None of the foregoing dollar amounts include dividends, as the Board of Directors has not declared any dividends since inception.

The Convertible Preferred Shares have been classified as part of the permanent equity of the Company since upon occurrence of liquidation event all holder of the Ordinary Shares, Convertible Preferred Shares will be entitled to receive the same form of consideration.

Voting - Each shareholder shall have one vote for each Ordinary Share held by such shareholder of record or such Ordinary Shares as would be held by each holder of Convertible Preferred Share if all Convertible Preferred Shares were converted to Ordinary Shares at the then effective conversion rate, on every resolution.

Conversion - Each holder of a Convertible Preferred Share shall be entitled to convert, at any time and from time to time, and without payment of additional consideration, into such number of fully paid and non-assessable shares of Ordinary Share in ratio as determined in the Articles of one to one. The conversion price initially shall be the applicable Original Issue Price subject to adjustments as describe in the Articles.

All outstanding Convertible Preferred Shares shall automatically be converted into Ordinary Shares at the then-effective conversion rate applicable upon the earlier of (i) closing of sale of Ordinary Shares in an initial firm-commitment underwritten public offering, with net proceeds to the Company of $50,000 and at an offering price per share equal to at least 5 times the Preferred C Original Issue Price (Qualified IPO) or (ii) affirmative vote or written consent of majority shareholders of the then outstanding Convertible Preferred Shares, with respect to each series.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 5 - SHARE OPTIONS

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “Plan”), pursuant to which the Company’s Board of Directors may award share options to purchase the Company’s Ordinary Shares as well as restricted shares, RSUs and other share based awards to designated participants. Subject to the terms and conditions of the Plan, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designate participants; (ii) the terms and provisions of the respective award agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the fair market value of the shares covered by each award; (iv) make an election as to the type of approved 102 Option under Israeli tax law; (v) designate the type of award; (vi) take any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vii) interpret the provisions of the Plan and to amend from time to time the terms of the Plan.

The Plan permits the grant of up to 10,346,400 share Ordinary Shares subject to adjustments set in the Plan. As of June 30, 2021, considering the effect of previously exercised share options, there were 3,861,200 ordinary shares available for future issuance under the Plan.

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the periods of six months ended June 30, 2021 and 2020:

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2019	6,459,050	0.33	5.94	194
Granted	1,577,000	0.36	9.83
Exercised	49,000))	0.23	-
Forfeited or expired	(1,445,350)	0.35	-
Outstanding as of June 30, 2020	6,541,700	0.34	6.42	133
Exercisable as of June 30, 2020	4,284,925	0.30	4.92	257

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2020	6,270,000	0.34	6.12	125
Forfeited or expired	(498,600)	0.36	-
Outstanding as of June 30, 2021	5,771,400	0.34	5.50	1,731
Exercisable as of June 30, 2021	4,260,098	0.31	4.40	1,406

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s ordinary shares on the last day of the second quarter of each of the applicable reporting periods and the exercise price, multiplied by the number of in-the-money share options) that would have been received by the share option holders had all option holders exercised their share options on June 30 of each of the applicable reporting periods. This amount is impacted by the changes in the fair market value of the Company’s ordinary share.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 5 - SHARE OPTIONS (Cont.)

The outstanding share options as of June 30, 2021 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of June 30, 2021	Weighted average remaining contractual term	Share options exercisable as of June 30, 2021	Weighted average remaining contractual term
		(years)		(years)

0.00	840,000	1.97	840,000	1.97
0.227	1,166,400	3.32	1,166,400	3.33
0.333	216,000	3.71	216,000	3.71
0.365	2,905,000	7.64	1,493,698	6.72
0.757	300,000	3.09	300,000	3.09
0.833	144,000	4.53	144,000	4.53
1.024	200,000	8.04	100,000	8.04
	5,771,400		4,260,098

The weighted average grant date fair value of share options granted during the six months period ended June 30, 2020 was $0.2. Share options have not been granted during the period of six months ended June 30, 2021.

During the six months period ended June 30, 2021 and 2020, no share options have been granted or exercised.

The following table presents the assumptions used to estimate the fair values of the share options granted in the reporting periods presented:

	Six month period ended June 30,
	2021	2020

Volatility (%)	-	61.91%
Risk-free interest rate (%)	-	0.04%
Dividend yield (%)	-	-
Expected life (years)	-	6.25
Exercise price ($)	-	0.365

As of June 30, 2021, there was $269 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 1.37 years over which the unrecognized compensation expense is expected to be recognized.

The total compensation cost related to all of the Company’s equity-based awards recognized during the six months ended June 30, 2021 and 2020 was comprised as follows:

	Six month period ended June 30,
	2021	2020

Research and development	$32	$27
Sales and marketing	20	22
General and administrative	6	6
	$58	$55

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 6 - FINANCING EXPENSES, NET

	Six month period ended June 30,
	2021	2020

Change in fair value of convertible advanced investment	102	313
Amortization of discounts and accrued interest on straight loan (see Note 3D)	49	61
Modification of terms relating to straight loan (see Note 3C)	105	-
Exchange rate differences and other finance expenses	(29)	6
	$227	$380

NOTE 7 - RELATED PARTIES TRANSACTIONS

A.	Balances with related parties:

	As of June 30,	As of December 31,
	2021	2020

Related party	$248	$168

(1)	Derives from a service agreement with the Company’s founder and significant shareholder (the “Founder”) under which the Company receives consulting services on recurring basis from the Founder as Chief Executive Officer for total current monthly gross amount of NIS 45 thousand (commencing January 1, 2020 through June 30, 2021, the Founder has not being paid for his consulting services and thus the Company has outstanding liability towards the Founder amounted to $248). In addition, the Company received office services based on an agreement with an entity controlled by the Founder under which the Company received back-to-back services from the landlord for a total monthly gross amount of NIS 47 thousand. In September 2020, the office service agreement was not renewed. The service agreement and the office services agreement were renewed on annual basis through the shareholders meeting.

B.	The Company allocated the expenses related to the above service agreement and the office services agreement as follows:

	Six months period ended June 30,
	2021	2020

Research and development	21	68
Sales and marketing	22	26
General and administrative	43	43
	$86	$137

The allocation was done based on the management estimation to reflect the contribution to the related activity.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 8 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

A.	General information

Since inception date, the operation of the Company is conducted through one operating segment, the optimization technology for video and photo compression, which represents a single reporting unit. This activity also represents the reportable segment of the Group.

B.	Revenues by geographic region are as follows:

	Six month period ended June 30,
	2021	2020

United States	$632	$666
Israel	40	30
Rest of the world	336	279
	$1,008	$975

Revenues were attributed to countries based on customer location.

C.	Long-lived assets, net, by geographic areas:

	As of June 30, 2021	As of December 31, 2020,
Israel	$22	$27
United States	5	7
Russia	3	5
	$30	$39

Such balance is comprised of property and equipment that are attributed to the geographic area in which they are located or originated, as applicable.

D.	Major customers

During the period ended June 30, 2021 and 2020, the Company had one customer which accounted for 15% and 16% of its total revenues, respectively

E.	Major product lines and services and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines and services, and timing of revenue recognition for the period ended June 30, 2021 and 2020:

	Six month period ended June 30,
	2021	2020
Software license:
Perpetual based software license - transferred at a point of time -	$456	$321
Term-based software license - transferred at a point of time -	499	594
Total software license*	$955	$915
PCS services transferred over a period of time	53	60
	$1,008	$975

*	Sales based license were $16 and $62 for the period of six months ended June 30, 2021 and 2020, respectively.

BEAMR IMAGING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 9 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were available to be issued (December 21, 2021). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Paycheck Protection Program Note Forgiveness

As noted in Note 3B, on August 5, 2021, the loan amount of the Second PPP Note was fully forgiven due to qualification of the used expenses as described in the CARES Act.

B.	Grant of share options

On August 22, 2021, the Company’s Board of Directors approved a grant of 1,073,440 share options which are eligible to exercise into the same number of ordinary shares at a weighted average exercise price of $0.4 over a vesting period of 16 calendar quarters in equal portions commencing as of the vesting commencement sate as defined in each individual employee option agreement.

C.	Advance Investment Agreement

On August 26, 2021, the Company entered into the 2021 Advanced Investment Agreements (the “2021 AIA”) with several of its current shareholders for a total consideration of $560. The terms under the 2021 AIA are identical to the terms as described in Note 8 of the annual consolidated financial statements for 2020.

D.	Lease Agreement Extension

In January 2021, the Company renewed its lease agreement with an unrelated party for the period commencing March 1, 20201 through August 31, 2021 for a monthly fee of NIS 17 thousand (approximately $5.3) and in August 2021, the Company renewed its lease agreement with an unrelated party for a further period commencing September 1, 2021 through February 28, 2022 for a monthly fee of NIS 21 thousand (approximately $6.5).

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders Beamr Imaging Ltd.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il
Board of Directors and Shareholders
Beamr Imaging Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Beamr Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1C to the financial statements, the Company has incurred net losses and negative cash flows from its operations and comprehensive loss since its inception and as of December 31, 2020, there is an accumulated deficit of $28,769. These conditions, along with other matters as set forth in Note 1C, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Fahn Kanne & Co. Grant Thornton Israel

FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2021.

Tel Aviv, Israel

December 21, 2021

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

BEAMR IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

		As of December 31,
	Note	2020	2019
ASSETS
Current assets:
Cash and cash equivalents		$604	$2,041
Trade receivables		1,595	1,482
Other current assets	3	40	406
Total current assets		2,239	3,929

Non-current assets:
Property and equipment, net	4	39	67
Intangible assets, net	5	264	911
Goodwill	2f	4,379	4,379
Total non-current assets		4,682	5,357

Total assets		$6,921	$9,286

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of loans, net	6	$569	$981
Account payables		11	25
Deferred revenues		65	34
Related party	13	168	-
Other current liabilities	7	437	695
Total current liabilities		1,250	1,735

Non-current liabilities:
Loans, net of current maturities	6	$500	$488
Convertible advanced investments	8	3,922	3,486
Total non-current liabilities		4,422	3,974

Commitments and contingent liabilities	9

Shareholders’ equity:
Ordinary Shares of NIS 0.01 par value each:	10
Authorized: 71,584,400 shares at December 31, 2020 and 2019; Issued and outstanding: 12,893,800 shares and 12,844,800 shares at December 31, 2020 and 2019, respectively		51	51
Convertible Ordinary 1 and 2 Shares of NIS 0.01 par value each:	10
Authorized: 7,484,400 shares at December 31, 2020 and 2019; Issued and outstanding: 7,484,400 shares at December 31, 2020 and 2019.		5	5
Convertible Preferred Shares of NIS 0.01 par value each:	10
Authorized: 30,931,200 shares at December 31, 2020 and 2019; Issued and outstanding: 28,572,000 shares at December 31, 2020 and 2019		78	78
Additional paid-in capital		29,884	29,753
Accumulated deficit		(28,769)	(26,310)
Total shareholders’ equity		1,249	3,577

Total liabilities and shareholders’ equity		$6,921	$9,286

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

		Year ended December 31,
	Note	2020	2019

Revenues	15	$3,176	$4,092
Cost of revenues		(94)	(114)
Gross profit		3,082	3,978

Research and development expenses		(2,727)	(3,986)
Sales and marketing expenses		(1,371)	(2,309)
General and administrative expenses		(671)	(938)
Other income		20	-

Operating loss		(1,667)	(3,255)

Financing expenses, net	12	(697)	(567)
Taxes on income	14	(95)	(114)

Net loss and comprehensive loss for the year		$(2,459)	$(3,936)

Basic and diluted net loss per share		$(0.19)	$(0.31)

Weighted average number of Ordinary Shares outstanding attributable to ordinary shareholders used in computing basic and diluted net loss per share		12,874,066	12,844,800

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	Equity

Balance as of January 1, 2019	12,844,800	$51	7,484,400	$5	28,572,000	$78	$29,614	$(22,374)	7,374

Share-based compensation (Note 11)	-	-	-	-	-	-	139	-	139
Net loss for the year	-	-	-	-	-	-	-	(3,936)	(3,936)

Balance as of December 31, 2019	12,844,800	51	7,484,400	5	28,572,000	78	29,753	(26,310)	3,577

Share-based compensation (Note 11)	-	-	-	-	-	-	120	-	120
Exercise of share options into Ordinary Shares (Note 11)	49,000	*)	-	-	-	-	11	-	11
Net loss for the year	-	-	-	-	-	-	-	(2,459)	(2,459)

Balance as of December 31, 2020	12,893,800	$51	7,484,400	$5	28,572,000	$78	$29,884	$(28,769)	$1,249

*)	Representing an amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31
	2020	2019
Cash flows from operating activities:
Net loss	(2,459)	(3,936)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	679	694
Share-based compensation (Note 11)	120	139
Amortization of discount relating to straight loan (Note 6)	29	29
Change in the fair value of convertible advanced investments (Note 8)	436	389
Capital loss from sale of property and equipment	(5)	-
Increase in trade receivables	(113)	(332)
Decrease (increase) in other current assets	366	(280)
Increase (decrease) in account payables	(14)	5
Increase (decrease) in deferred revenues	31	(76)
Increase in related party (Note 13)	168	-
Increase (decrease) in other current liabilities	(258)	51
Net cash used in operating activities	(1,020)	(3,317)

Cash flows from investing activities:
Purchase of property and equipment	(7)	(23)
Sale of property and equipment	8	-
Net cash provided by (used in) investing activities	1	(23)

Cash flows from financing activities:
Proceeds received from issuance of convertible advanced investments (Note 8)	-	3,097
Proceeds from paycheck protection program note (Note 6B)	75	-
Repayment of straight loan (Note 6)	(504)	(1,007)
Proceeds received from exercise of share options into Ordinary Shares (Note 11)	11	-
Net cash provided by (used in) financing activities	(418)	2,090

Change in cash, cash equivalents	(1,437)	(1,250)
Cash, cash equivalents at beginning of year	2,041	3,291
Cash, cash equivalents at end of year	604	$2,041 $

Supplemental disclosure of cash flow information:
Interest paid	$(91)	$171)
Taxes paid	$(99)	$146)

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated on October 1, 2009 under the laws of the State of Israel and it engages development of an optimization technology for video and photo compression.

B.	Foreign operations

1.	Beamr Inc.

In 2012, the Company incorporated a wholly owned U.S. subsidiary named Beamr Inc. (“Beamr Inc.”) for the purpose of reselling the Company’s software and products in the U.S. and Canada markets.

2.	Beamr Imaging RU LLC

In 2016, the Company incorporated a wholly owned limited Russian partnership named Beamr Imaging RU LLC (“Beamr Imaging RU”) for the purpose of conducting research and development services to the Company.

3.	Beamr UK Ltd.

In 2017, the Company incorporated a wholly owned U.K. subsidiary named Beamr UK Ltd. (“Beamr UK”) for the purpose of reselling the Company’s software and products in the U.K. market. In May 2020, the Company closed Beamr UK.

The Company and its entities herein considered as the “Group”.

C.	Going concern uncertainty

The Company has devoted substantially all of its efforts to research and development and commercialization of its software and products and raising capital for such purpose. The development and commercialization of the Company's software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the year ended December 31, 2020, the Company has net losses of $2,459. As of December 31, 2020, the Company had an accumulated deficit of $28,769. The Company has generated negative operating cash flow for all periods. Management has considered the significance of such condition in relation to the Company's ability to meet its current obligations and to achieve its business targets and determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sale of equity (including registration of its shares through an initial public offering) and to the extent available, refinancing of a short-term loan from a commercial bank, receiving additional convertible advanced investments and also through revenues from sales of its software and products and related services. There can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to continue its operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the year ended December 31, 2019, the Company raised net amounts of $3,097 through convertible advanced investment transactions (see also Note 8). During the year ended December 31, 2020, the Company raised net amounts of $75 and $11 through the paycheck protection program and exercise of share options into ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), respectively (see also Note 6B and Note 11, respectively).

In connection with raising capital and/or debts subsequent to December 31, 2020, see also Note 16B and Note 16E.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 – GENERAL (Cont.)

D.	COVID-19

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which the Company does business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, the Company took precautionary measures intended to minimize the risk of the virus to its employees, its customers, its partners and the communities in which it operates, which could negatively impact its business. In the first quarter of 2020, the Company temporarily closed all its offices and enabled its entire workforce to work remotely. The Company also suspended all travel worldwide for its employees for non-essential business. While the Company subsequently reopened its offices, most of its employees continued to work remotely, a majority of whom continue to do so. These changes could extend into future quarters. While COVID-19 has not had a material adverse impact on the Company’s operations to date, the impact of COVID-19 on the Company’s ability to attract, serve, retain or upsell customers is inherently uncertain and depends on the duration, severity and potential resurgence of the pandemic and its impact on end users, customers and the macroeconomic environment as a whole. Prior to the COVID-19 pandemic, the Company’s employees traveled frequently to establish and maintain relationships with one another, as well as the Company's customers, partners, and investors. Although the Company continues to monitor the situation and may adjust its current policies as more information and public health guidance become available, continued limitations on travel and doing business in person may negatively affect the Company’s customer success efforts, sales and marketing efforts, challenge its ability to enter into customer contracts in a timely manner, slow down recruiting efforts, or create operational or other challenges, any of which could adversely affect the Company's business, financial condition and results of operations.

Furthermore, COVID-19 has disrupted and may continue to disrupt the operations of the Company’s customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact the Company's business, financial condition and results of operations. More generally, the COVID-19 pandemic has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for the Company’s offerings and harm the Company's business, financial condition and results of operations. Existing and potential customers may choose to reduce or delay technology investments in response to the COVID-19 pandemic, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact the Company's operating results, financial condition and prospects. For example, as a result of COVID-19, the Company has experienced and expects to continue to experience an increase in the average length of sales cycles to onboard new customers, delays in new projects, and requests by some customers for extension of payment obligations, all of which could materially and adversely impact the Company's business, financial condition and results of operations in future periods. The COVID-19 pandemic has also resulted in, and may continue to result in, significant disruption of global financial markets, reducing the Company’s ability to access capital, which could in the future negatively affect the Company's liquidity. It is also possible that continued widespread remote work arrangements may have a negative impact on the Company's operations, the execution of the Company’s business plans, the productivity and availability of key personnel and other employees necessary to conduct the Company's business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in the Company's normal business practices necessitated by the pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted the Company's employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue the Company's business for a substantial period of time. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and the Company's understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reported periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions include (i) revenues recognition; (ii) identification of and measurement of financial instruments in funding transactions; (iii) recoverability of both the Company’s intangible assets and goodwill upon initial recognition and in subsequent periods; (iv) measurement of fair value of equity awards and (v) evaluation of going concern.

B.	Functional currency

The functional currency of the Company and all of its subsidiaries all of which are primarily a direct and integral component of the Company's operation is the US dollar (“$” or “dollar”), as the dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future.

In accordance with ASC 830, “Foreign Currency Matters”, balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the consolidated Statement of Operations and Comprehensive Loss, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are presented within financing income or expenses.

C.	Principles of Consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Research and development expenses

Research and development expenses are charged to operations, as incurred.

ASC 985-20, “Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. In accordance with ASC 985-20, capitalization ceases when the related product is available for general release to customers. Costs of maintenance and customer support are charged to expenses, as incurred. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Goodwill and Intangible Assets

Goodwill is the amount by which the purchase price of acquired net assets in a business combination exceeded the fair values of the net identifiable assets on the date of acquisition. Goodwill is not amortized but evaluated for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The provisions of ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”) require that the impairment test be performed on goodwill at the level of the reporting unit. As required by ASC 350, the Company chooses either to perform a qualitative assessment whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

With respect to goodwill impairment tests performed before the adoption of Accounting Standard Update (ASU) 2017-04, when the Company decided or was required to perform the quantitative goodwill impairment test, the Company firstly was required to compare the reporting unit's fair value to its carrying value (“Step 1”). If the reporting unit's fair value exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the reporting unit's fair value, then the implied fair value of goodwill was determined by subtracting the fair value of all identifiable net assets from the reporting unit's fair value. Impairment loss would be recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value (“Step 2”).

Commencing the adoption of ASU 2017-04 which eliminated Step 2 from the goodwill impairment, when the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company determined that its operations represent a single reporting unit. The Company determines the fair value of its reporting unit by using the income approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As of December 31, 2020 and 2019, the Company has performed the annual impairment test and has determined that impairment loss is not required to be recognized.

Finite lived intangible assets acquired in business combinations, which include technology, customer relationships and trade names, are initially recorded at fair value. They are amortized on a straight-line basis over their estimated useful lives. The intangible asset lives have been determined based upon the anticipated period over which the Company will derive future cash flows from the intangible assets. The Company has considered the effects of legal, regulatory, contractual, competitive, and other economic factors in determining these useful lives. Recoverability of these assets is assessed when triggering events have occurred that may give rise to an impairment loss and is determined by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. When it is determined that the carrying value of the asset is not recoverable, the asset is written down to its estimated fair value. Impairment charges are presented in the consolidated Statements of Operations and Comprehensive Loss based on nature of the underlying intangible asset.

As a result of continued losses, the management performed an impairment test with respect to its intangible assets by maintaining an external valuation which utilized discounted cash flow model. Accordingly, certain assumptions and judgments were made to determine the discount rate as well as future cash flows of the Company. During the years ended December 31, 2020 and 2019, no impairment losses were identified through the impairment test.

The lives used in computing straight-line amortization for financial reporting purposes are as follows:

Rate of depreciation	%

Technology	20
Customer relationships	20
Trade names	10

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the consolidated Statements of Operations and Comprehensive Loss.

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date, the Company has not incurred any impairment losses.

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

Rate of depreciation	%

Computers and peripheral equipment	33
Office furniture and equipment	7-15

H.	Leases

The Company entered into several non-cancelable lease agreements for offices for use in its operations, which are classified as operating leases (see below).

On January 1, 2019, the Company adopted ASC Topic 842, Leases (“ASC 842”) and all its related amendments using the modified retrospective transition approach.

The Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (i) whether the contract involves the use of an identified asset, (ii) whether the Company obtains the right to substantially all of the economic benefits from the use of the asset throughout the period of use, and (iii) whether the Company has the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all the Company’s lease contracts for premises do not meet any of the criteria above, the Company concluded that all its lease contracts should be classified as operating leases.

Right of Use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in ASC 360-10, “Property, Plant, and Equipment – Overall,” to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). For those leases, ROU assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term. See also Note 9A for further discussion.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes”. Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowance in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets is amounts more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its consolidated financial statements during the years ended December 31, 2020 and 2019 and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

J.	Employees benefit plans

The Company’s liability for severance pay to its Israeli employees is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2020 have been made.

K.	Contingencies

The Company and its subsidiaries may be involved in certain legal proceedings and certain business relationships that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, the Company applies the provisions of ASC Topic 450, Contingencies. Thus, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

L.	Concentrations of credit risk and allowance for doubtful accounts

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in US Dollars and New Israeli Shekels (NIS), are deposited with major banks in Israel, U.S. and Russian Federation. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Most of the Company’s sales are mainly derived from sales to a diverse set of customers located primarily in the United States and Israel. Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts, as described below. Accordingly, management believes that the Company’s trade receivables do not represent a substantial concentration of credit risk.

The Company extends credit to customers in the normal course of business and does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers, the length of time that the balance is past due, the customer's current ability to pay and available information about the credit risk on such customers. Provisions for the allowance for doubtful accounts are recorded as part of general and administrative expenses in the consolidated Statements of Operations and Comprehensive Loss. During the years ended December 31, 2020 and 2019, the Company has not recorded allowance in respect of accounts receivable.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.	Revenue recognition

Commencing January 1, 2018, the Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”) under which the Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company enters into contracts that mostly include software and software related services (i.e. post contract support), which are generally capable as being distinct from each other and accounted for as separate performance obligations.

The Company derives its revenues from licensing the rights to use its software for a limited term (mainly for a period of one to three years) or on a perpetual basis, as applicable to each contract, and from, provision of related maintenance and technical support. The Company sells its products through direct sales force and indirectly through distributors and consumer platforms.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services. However, when the consideration for the license is based on sales of the related customer, the company applies the provisions of ASC 606 with respect to sales-based or usage-based royalties promised in exchange for a license of intellectual property and recognizes revenues only when the underlying sales occur, as long as this approach does not result in the acceleration of revenue ahead of the company’s performance.

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. The Company recognizes its revenues from software sales at a point in time upon delivery of its software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. The Company’s revenues from Post-Contract Customer Support (PCS) are also derived from annual maintenance providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. The Company considers the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year).

As the Company bundles software licenses together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software licenses are estimated using the residual approach, due to the lack of selling software licenses on a standalone basis and as the Company usually sells software licenses to different customers for a broad range of amounts. Standalone selling prices of services which are usually involved with limited customer support, which include several hours of technical support per contract (as management believes the technology and products are mature and fully functional), are determined based on the expected cost plus a margin (“cost-plus approach”) based on an estimation of the direct fulfillment cost (an hourly service) and a reasonable margin.

During the reported periods, costs to obtain contracts were in an insignificant amount.

The Company does not grant a right of return to its customers. When product delivered to the customer is subject to evaluation, the Company defers revenue until evaluation is completed subject to formal selling agreement with the customer, at which time revenue is recognized provided that all other revenue recognition criteria are met.

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. At December 31, 2020 and 2019, unbilled receivables balance amounted to $142 and $121, respectively, and are included within trade receivables balance in the Company’s balance sheets.

As of December 31, 2020 and 2019, the Company had $65 and $34, respectively, of remaining performance obligations not yet satisfied or partly satisfied related to revenues (mostly PCS). Such amounts are presented as deferred revenues which are expected to be recognized as revenues during the next twelve months.

See also Note 15 for further discussion related to disaggregation of revenues.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the ASC 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of certain financial instruments classified under fair value through profit or loss category and the fair value of reporting units for purposes of goodwill impairment analysis, fall under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

O.	Convertible Ordinary 1 and 2 Shares and Preferred Shares

The Company’s Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares are not subject to redemption feature upon any events that are considered not solely within the control of the Company. In addition, upon occurrence of liquidation event, as defined in the Company’s Articles of Association, all holders of the Ordinary Shares, Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares will be entitled to receive the same form of consideration. Thus, the Company classifies its Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares as part of permanent equity.

P.	Warrants

Certain warrants that were issued to a commercial bank as part of entering into a straight loan and to seller through transaction in which certain identified intangible assets have been purchased are classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise for a fixed exercise price and thus, are considered as indexed to the Company’s own shares. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. As such warrants were issued together with financial instruments that are not subsequently measured at fair value and the warrants were measured based on allocation of the proceeds received by the Company in accordance with the relative fair value basis. When applicable, direct issuance expenses that were allocated to certain warrants were deducted from additional paid-in capital.

Commencing January 1, 2018 and following the early adoption of ASU 2017-11, “Earnings Per Share” (ASU 2017-11), the Company disregards the down round feature when assessing whether the instrument is indexed to its own shares, for purposes of determining liability or equity classification. Based on its evaluation, management has determined that such warrants with down-round protection are eligible for equity classification. In accordance with the provisions of ASU 2017-11, upon the occurrence of an event that triggers down round protection (i.e., when the exercise price of the warrants is adjusted downward because of the down round feature), the effect is accounted for as a deemed dividend and as a reduction of income available to common shareholders for purposes of basic earnings per share (EPS) calculation. However, during the reported periods there were no events that trigger a down round protection.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Q.	Modifications or exchanges of loans

Modifications to, or exchanges of, financial instruments such as loans or convertible loans, are accounted for as a modification or an extinguishment, following to provisions of ASC 470-50, “Debt- Modification and Extinguishments” (ASC 470-50(. Such an assessment done by management either qualitatively or quantitatively based on the facts and circumstances of each transaction.

Under ASC 470-50, modifications or exchanges are generally considered extinguishments with gains or losses recognized in current earnings if the terms of the new debt and original instrument are substantially different. The instruments are considered “substantially different” when the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.

If the terms of a debt instrument are changed or modified and the present value of the cash flows under the terms of the new debt instrument is less than 10%, the debt instruments are not considered to be substantially different, except in the following two circumstances: (i) the transaction significantly affects the terms of an embedded conversion option, such that the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10% of the carrying amount of the original debt instrument immediately before the modification or exchange or (ii) the transaction adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

If the original and new debt instruments are considered as “substantially different”, the original debt is derecognized and the new debt is initially recorded at fair value, with the difference recognized as an extinguishment gain or loss under financial expense or income as applicable.

If a convertible debt instrument with a beneficial conversion option that was separately accounted for in equity, is extinguished prior to its conversion or stated maturity date, a portion of the reacquisition price is allocated to the repurchase of the beneficial conversion option. The amount of the reacquisition price allocated to the beneficial conversion option is measured using the intrinsic value of that conversion option at the extinguishment date. The residual amount, if any, is allocated to the convertible debt instrument.

The gain or loss on the extinguishment of the convertible debt instrument is determined based on the difference between the carrying amount and the fair value of the allocated reacquisition price.

R.	Basic and diluted net loss per ordinary share

The Company applies the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”) which requires the income or loss per share for each class of shares (ordinary and all other shares with preferences over ordinary shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s Convertible Preferred Shares andConvertible Ordinary 1 and 2 Shares do not have contractual obligation to share losses of the Company and therefore are not included in the computation of net loss per share.

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to share options and certain warrants and using the if-converted method with respect to convertible advanced investments. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of share options or warrants.

During the years ended December 31, 2020 and 2019, the total weighted average number of Ordinary Shares related to outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), share options, warrants and convertible advanced investments excluded from the calculation of the diluted loss per share was 44,210,890 and 44,970,767, respectively.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.	Convertible Advanced Investments

Upon initial recognition, the Company has considered the provisions of ASC 480-10 “Distinguishing Liabilities from Equity” with respect to certain obligations to issue a variable number of shares and has determined that the convertible advanced investments represent a financial liability since most of its settlement alternatives embody either a conditional or an unconditional obligation to issue a variable number of the Company’s shares with monetary value based predominantly on a fixed monetary amount known at inception (the original issue price of the convertible advanced investments together with a fixed return to the investors).

Upon initial recognition, the Company has considered the provisions of ASC 815-15, “Derivatives and Hedging - Embedded Derivatives”, and determined that the embedded conversion feature of the convertible advanced investments cannot be considered as clearly and closely related to the host debt instrument. However, it was determined that the embedded conversion feature should not be separated from the host instrument because the embedded conversion option, if freestanding, did not meet a derivative definition based on the provisions of ASC 815-10, “Derivatives and Hedging” since its terms did not require or permit net settlement. Thus, it was determined that the conversion feature does not meet the characteristic of being readily convertible to cash. However, the Company has determined that the redemption feature upon certain events is not solely within the Company’s control under which the Company will be required to repay an amount equal to 200% of the original investment representing a contingent interest feature that requires bifurcation from a host debt contract because the contingent interest feature meets a derivative definition and the economic characteristics of the embedded feature are not clearly and closely related to those of host debt instrument as such feature is not directly credit risk related.

Furthermore, the Company applied ASC 470-20, “Debt - Debt with Conversion and Other Options” (“ASC 470-20”) which clarifies the accounting for instruments with Beneficial Conversion Features (BCF) or contingently adjustable conversion ratios and has applied the BCFs guidance to determine whether the conversion feature is beneficial to investors. However, as the convertible advanced investments are not convertible upon inception (such instrument would have become convertible if the Company would have completed qualified financing by August 5, 2020), it was determined that no BCF is required to be recognized upon initial recognition of the instrument.

Based on the characteristics of the convertible advanced investments, the Company elected to measure this liability in its entirety, at its fair value in accordance with ASC 825-10, “Financial Instruments” due to the existence of certain redemption option and the potential requirement to recognize contingent BCF. Accordingly, upon initial recognition and in subsequent periods, the Company measures the liability related to the convertible advanced investments based on its fair value taking into consideration, among others all relevant settlement possibilities and their respective likelihood.

T.	Share-based compensation

The Company measures and recognizes compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments are recognized in the Statement of Operations and Comprehensive Loss as an operating expense based on fair value of the award at the grant date by using Black-Scholes option-pricing model. The inputs for the valuation analysis of the share options include several assumptions of which the most significant are the fair market value of the underlying ordinary share, the expected share price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on daily basis since the Company’s marketability is considered low. The expected option term represents the period that the Company’s share options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The Company expensed compensation costs net of estimated forfeitures over the requisite service period by applying the straight-line method.

The fair value of Ordinary Shares underlying the share options was determined by the Company’s management with the assistance of an independent valuation firm. Because there has been no public market for the Ordinary Shares, the Company’s management has determined fair value of the Ordinary Shares at the time of grant by considering several objective and subjective factors including data from other comparable companies, sales of Convertible Preferred Shares to unrelated third parties, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares shall be determined by management until such time as the ordinary shares are listed on an established stock exchange, national market system or other quotation system. For all reported periods through December 31, 2020, the valuations were performed using the Option Pricing Method (“OPM”).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	Share-based compensation (Cont.)

Until December 31, 2018, share-based payments awarded to consultants (non-employees) were accounted for in accordance with ASC 505-50, “Equity-Based Payments to Non-Employees”. Commencing January 1, 2019, following the adoption of ASU 2018-07 which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees (with certain exceptions), share-based payments to non-employees are accounted in accordance with ASC 718.

When applicable, a modification to the terms and/or conditions of an award (i.e. a change of award’s fair value, vesting conditions or classification as an equity or a liability instrument) is accounted for as an exchange of the original award for a new award resulting in total compensation cost equal to the grant-date fair value of the original award, plus the incremental value of the modification to the award. The calculation of the incremental value is based on the excess of the fair value of the modified award following the modification over the fair value of the original award measured immediately before its terms were modified.

V.	Recent Accounting Pronouncements

1.	In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendments in the update were originally effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted.

The Company is currently assessing the impact of this ASU will have on its consolidated financial statements. However, the adoption is not expected to result in a material impact to the Company’s financial statements.

2.	In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which eliminates Step 2 from the goodwill impairment test, to simplify the subsequent measurement of goodwill. In accordance with the guidance, the annual, or interim, goodwill impairment test is performed by comparing the fair value of reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is required. The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

An entity should apply the amendments in this update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. That disclosure should be provided in the first annual period and in the interim period within the first annual period when the entity initially adopts the amendments in this update. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities that are adopting the amendments in this update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021.

The Company adopted this ASU with respect to the goodwill impairment test performed as of December 31, 2020. However, there was no significant impact on the Company’s consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

V.	Recent Accounting Pronouncements (Cont.)

3.	In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, (“ASU 2018-13”), which is designed to improve the effectiveness of disclosures by removing, modifying and adding disclosures related to fair value measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; the ASU allows for early adoption in any interim period after issuance of the update.

The Company adopted this ASU but there was no significant impact on the Company’s consolidated financial statements.

4.	In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted.

The adoption of ASU 2019-12 is not expected to have a significant impact on the Company’s consolidated financial statements.

5.	In August 2020, the FASB issued ASU 2020-06, “Simplified Convertible Instrument Framework”, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (i) convertible debt with a cash conversion feature and (ii) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. Such elimination will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. ASU 2020-06 also requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020.

The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements.

NOTE 3 - OTHER CURRENT ASSETS

	As of December 31,
	2020	2019
Prepaid expenses	$33	$132
Others	7	274
	$40	$406

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2020	2019
Computers and peripheral equipment	$110	$290
Office furniture and equipment	55	78
	165	368
Less - accumulated depreciation	(126)	(301)
Total property and equipment, net	$39	$67

For the years ended December 31, 2020 and 2019, total depreciation expenses were $32 and $47, respectively.

NOTE 5 - INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31,
	2020	2019
Carrying amount:

Technology	$2,007	$2,007
Customer relationships	1,127	1,127
Trade names	201	201

	$3,335	$3,335
Accumulated amortization:

Technology	1,906	1,504
Customer relationships	1,070	845
Trade names	95	75

	3,071	2,424

Intangible assets, net	$264	$911

For the years ended December 31, 2020 and 2019, total amortization expenses were $647 for each of the reported periods.

As of December 31, 2020, the estimated future amortization expense of intangible assets is as follows:

2021	$178
2022 and thereafter	86

$264

As of December 31, 2020 and 2019, the Company performed an annual impairment analysis with respect to goodwill and due to continued losses an impairment analysis was performed also with respect to the remaining balance of intangible assets. The analysis was based on valuation performed by management using the assistance of third-party appraiser by using the income approach. The significant assumptions used for the assessment were a discount rate of 22.8% and 23.6% as of December 31, 2020 and 2019, respectively, and long-term growth rate of 3% as of December 31, 2020 and 2019. The measurement was classified at level 3 in the fair value hierarchy whereby it was determined that impairment is not required to be recognized with respect to intangible assets or goodwill during the years ended December 31, 2020 and 2019.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 6 - LOANS, NET

A.	Loan and Security Agreement

On February 19, 2017, the Company and Beamr Inc. entered into a Loan and Security Agreement (the “Loan Agreement”) with Silicon Valley Bank (the “Bank”), under which the Company had a right to borrow from the Bank up to $3,000 bearing interest at a floating per annum rate equal to the Wall Street Journal Prime Rate plus 3.5% (upon occurrence of ‘default event’ as defined in the Loan Agreement, the Aggregate Loan Principal Amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto) which shall be payable monthly.

In June 2018, the Company drew down a cash amount in the aggregate principal amount of $3,000 (the “Loan”) payable in 36 equal installments on a monthly basis commencing the following month after draw down. The Loan is sometimes referred to herein as a “straight loan”.

The Loan Agreement provides that it shall terminate and all obligations outstanding thereunder shall be immediately due and payable in full on June 1, 2021 (the “Term Note Maturity Date”) or earlier termination of the Agreement.

In connection with the execution of the Loan Agreement, the Company issued to the Bank a warrant to purchase over a period of 15-years from the issuance date of the warrant (i) 205,200 Series C Convertible Preferred Shares at an exercise price of $1.024 per share or (ii) 205,200 shares to be issued in the ‘next round’ (as defined in the Agreement) at an exercise price equal to the lowest price per share at which the Company will sell and issue shares of the Next Round Shares (the “2017 Warrant”).

Upon initial recognition, the management by assistance of third-party appraiser allocated the net cash proceeds received based on the relative fair value of the Loan and the detachable 2017 Warrant in total amount of $2,875 and $125, respectively. The amount allocated to the 2017 Warrant was classified as a component of permanent equity (as their terms permit the holder to receive a fixed number of Ordinary Shares upon exercise for a fixed exercise price) and the same amount was presented as a discount of the Note component.

In subsequent periods, the Loan is accounted for using the effective interest method over the Loan term, until its stated maturity. Consequently, the Company recorded expenses amounting to $120 and $200 related to discount amortization of the Loan as part of the “finance expenses” line in the consolidated Statement of Operations and Comprehensive Loss for the years ended December 31, 2020 and 2019, respectively.

To secure its obligations under the Agreement, the Company provided a fixed and floating collateral on all its assets.

On April 15, 2020, the Company entered into deferral agreement with the Bank in connection with the Loan Agreement under which the original monthly repayment date for the principal due from May 2020 to October 2020 was extended by a period of six months commencing November 2020. However, management has determined that such modification of terms does not represent extinguishment of the original Loan, as the Loan before and after the modification is not considered as “substantially different” in according with the provisions of ASC 470-50.

In connection with the entry into of an additional deferral agreement subsequent to December 31, 2020, see Note 16C.

B.	Paycheck Protection Program Note

On May 7, 2020, Beamr Inc. entered into the Paycheck Protection Program (the “PPP”) with the Bank under which Beamr Inc. borrowed an aggregate amount of $75 under a note (the “PPP Note”) . The PPP Note bears interest of 1.0% per annum.

During the period commencing seven months after the issuance of the PPP Note and continuing on the same day of each month thereafter until maturity which is 24 months from the date of the PPP Note, Beamr Inc. is required make a monthly payment of principal and interest on the loan amount , each monthly payment to be in equal amounts such that the loan amount is fully amortized by the maturity date.

At any time, Beamr Inc. may fully prepay the PPP Note without payment of penalty or premium.

The Company used the PPP loan for qualifying expenses which may be forgiven if they are utilized for qualifying expenses as described in the CARES Act. In connection with forgiveness of the PPP Note and borrowing under an additional PPP Note subsequent to December 31, 2020, see Note 16.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 6 - LOANS, NET

C.	The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s loans during the years ended December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Opening balance	$1,469	$2,447
Plus: Net consideration received	75	-
Plus: Amortization of discounts relating to straight loan (see also Note 12)	29	29
Plus: Accrued interest expenses relating to straight loan (see also Note 12)	91	171
Less: Repayment of accrued interest relating to straight loan	(91)	(171)
Less: Repayment of principal relating to straight loan	(504)	(1,007)
Closing balance	$1,069	$1,469

The maturities of the principal amount for periods after December 31, 2011 are as follows:

2021 - current maturity	$569
2022	500

$1,069

NOTE 7 - OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2019
Employees and payroll accruals	$406	$555
Accrued expenses	4	29
Government authorities	27	111
	$437	$695

NOTE 8 - CONVERTIBLE ADVANCED INVESTMENT

On August 6, 2019, the Company entered into Advance Investment Agreements (the “2019 AIA”) with several current shareholders (the “2019 AIA Investors”) according to which the Company raised an aggregate of $3,097 (the “2019 AIA Investment Amount”) which is not interest bearing but is eligible for conversion into shares of the Company, in accordance with the following terms:

1.	In the event of a consummation by the Company of a transaction or series of related transactions in which the Company issues preferred shares for an aggregate investment of at least $10,000 (including the 2019 AIA Investment Amount and any additional amount provided to the Company under any additional 2019 AIA Agreement(s)) (the “2019 AIA Qualifying Financing”), the 2019 AIA Investment Amount shall automatically convert immediately prior to the consummation of such Qualified Financing into such number of preferred shares (or a sub-class thereof) issued in such Qualified Financing (the “Next Round Shares”), as is obtained by dividing the 2019 AIA Investment Amount by a price per share which shall reflect a 20% discount off the lowest price per share paid in the 2019 AIA Qualified Financing.

2.	In the event of a consummation by the Company of a transaction or series of related transactions in which the Company issues preferred shares in consideration for an aggregate investment of less than $10,000 (including the 2019 AIA Investment Amount and any additional amount provided to the Company under any additional 2019 AIA Agreement(s)), or which for any other reason would not be deemed as a 2019 AIA Qualified Financing (the “2019 AIA Non-Qualified Financing”), then each time when the Company consummates such Non-Qualified Financing, the 2019 AIA Investors shall have the right (but not the obligation) to elect to convert immediately prior to the consummation of such Non-Qualified Financing the 2019 AIA Investment Amount into the shares and/or securities issued and sold at the closing of such Non-Qualified Financing in accordance with 20% discount off the price per share paid in the Non-Qualified Financing.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 8 - CONVERTIBLE ADVANCED INVESTMENT (CONT.)

3.	In the event that the Company has not consummated by August 5, 2020 (the “Trigger Date”) a 2019 AIA Qualified Financing or an Exit Event (as defined below) and the 2019 AIA Investment Amount or any portion thereof has not been converted in accordance with the terms of the 2019 AIA Agreements, then, the 2019 AIA Investors shall have the right (but not the obligation) to elect, by delivery of written notice to the Company no later than 30 days from the receipt of a written notice from the Company, to convert the 2019 AIA Investment Amount into such number of shares of the Company of the most senior class then outstanding (the “Most Senior Shares”), equal to the quotient received by dividing the 2019 AIA Investment Amount by a price per share reflecting a pre-money valuation of the Company (determined on a fully diluted basis as of the date of the conversion) of $62,500 (“2019 AIA Target Valuation”).

4.	In the event of the consummation of an Acquisition or an Asset Transfer (as defined in the Company’s Articles of Association), each, an “Exit Event”), then immediately prior to the closing of such Acquisition or Asset Transfer, the 2019 AIA Investor shall either elect, at its discretion, to (i) convert the 2019 AIA Investment Amount into such number of Most Senior Shares, as is obtained by dividing the 2019 AIA Investment Amount by the quotient obtained by dividing (A) the 2019 AIA Target Valuation by (B) the issued and outstanding share capital of the Company, on a fully diluted basis, as of immediately prior to the closing of the Acquisition or Asset Transfer, as applicable, excluding any shares to be issued under the 2019 AIA Agreement); or (ii) receive, prior and in preference to payment in respect of other Company securities, a redemption payment equal to 200% of the 2019 AIA Investment Amount.

5.	In the event of the consummation of an IPO, then immediately prior to the closing or effectiveness of the IPO, the 2019 AIA Investment Amount shall be automatically converted into Ordinary Shares at a price per share equal to the quotient of (i) the price to the public per Ordinary Share of the Company in such IPO multiplied by (ii) 0.8.

In addition to the mechanism for the repayment of the investment through shares, subject to the scenarios set out above, the 2019 AIA Agreements provide that upon the occurrence of certain bankruptcy related events, the Company will be required to pay the 2019 AIA Investors in cash the amount of their original investment.

Moreover, upon entry into the 2019 AIA, the Company entered into a subordination agreement under which the 2019 AIA Investors agreed that all of the Company’s indebtedness and obligations to the 2019 AIA Investors pursuant to the 2019 AIA is subordinated to all of the Company’s indebtedness and obligations to the Bank under the Loan Agreement. See also Note 6A.

As described in Note 2S, based on the characteristics of the convertible advanced investments, the Company elected to measure this liability in its entirety, at its fair value (the “Fair Value Option”) in accordance with ASC 825-10, “Financial Instruments” due to the existence of a certain redemption option and the potential requirement to recognize contingent BCF. Measurement of the fair value of the convertible advanced investments was classified as level 3 of the fair value hierarchy, using the scenario method.

The following tabular presentation reflects the reconciliation of the carrying amount of the convertible advanced investment during the years ended December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Opening balance	$3,486	$-
Plus: Net consideration received	-	3,097
Plus: Change in the fair value of convertible advanced investments (see also Note 12)	436	389
Closing balance	$3,922	$3,486

In connection with execution of additional AIA Agreements subsequent to December 31, 2020, see also Note 16E.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Lease commitments

1.	In 2019, the Company entered into an office service agreement with an entity controlled by the Company’s founder and significant shareholder (the “Founder”), under which the Company received back-to-back office services (including premises lease) from the landlord for a total monthly gross amount of (NIS 47 thousand (approximately $14) over a period of one year. In September 2020, the office service agreement was not renewed.

On July 29, 2020, the Company entered into a lease agreement for premises with an unrelated party over a period commencing August 24, 2020 through February 28, 2021, for a monthly rental fee amounted of NIS 18 (approximately $5.6). In connection with the extension of the lease agreement, see also Note 16F.

2.	On November 1, 2020, Beamr Imaging RU entered into a lease agreement for premises with an unrelated party over a period until September 30, 2021, for a monthly a rental fee of Russian Ruble 200 (approximately $3).

A future minimum commitment under these leases, as of December 31, 2020, is as follows:

Lease of premises

2021	$35
$35

The payments above are associated with short-term operating leases of premises with a lease term of twelve months or less. As the Company elected the short-term recognition exemption (see also Note 2H), such leases are out of scope of ASC 842 “Leases”. Consequently, these payments are recognized on a straight-line basis as an operating expense in the Consolidated Statements of Operations and Comprehensive Loss.

During the years ended December 31, 2020 and 2019 the total lease expenses were $167 and $279, respectively.

B.	Guarantees and Collaterals

In connection with fixed and floating collateral on all assets (including its intellectual property) as was granted under the Company’s indebtedness and obligations to the Bank, see also Note 6A.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 10 - SHAREHOLDERS’ EQUITY

Composition of shareholders’ equity:

	As of December 31, 2020		As of December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Shares of NIS 0.01 par value:
Series Ordinary Shares (A)	71,584,400	12,893,800	71,584,400	12,844,800
Series Convertible Ordinary 1 Shares (B)	3,038,400	3,038,400	3,038,400	3,038,400
Series Convertible Ordinary 2 Shares (B)	4,446,000	4,446,000	4,446,000	4,446,000
Series Convertible B Preferred Shares (B)	10,236,000	10,236,000	10,236,000	10,236,000
Series Convertible B1 Preferred Shares B)	3,691,200	3,691,200	3,691,200	3,691,200
Series Convertible C Preferred Shares (B)	17,004,000	14,644,800	17,004,000	14,644,800

Total	110,000,000	48,950,200	110,000,000	48,901,200

A.	The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in the Company’s Articles of Association (the “Articles”), including, without limitation, the right to receive notices of, and to attend, all general meetings, the right to vote thereat with each Ordinary Share held entitling the holder thereof to one vote at all general meetings (and written actions in lieu of meetings), the right to participate and share on a per share basis, in any distribution and in distribution of surplus assets and funds of the Company in the event of a liquidation event, and certain other rights as may be expressly provided for herein or under the Companies Law. All Ordinary Shares rank pari passu amongst themselves for all intents and purposes, including, without limitation, in relation to the amounts of capital paid or credited as paid on their nominal value. The voting, dividend and liquidation rights of the holders of Ordinary Shares are subject to and qualified by the rights, powers and preferences of the holders of the Convertible Preferred Shares and the Convertible Ordinary 1 and 2 Shares as set below.

B.	The Convertible Ordinary 1 Shares, Convertible Ordinary 2 Shares, Convertible B Preferred Shares, Convertible B1 Preferred Shares and the Convertible C Preferred Shares (referring together herein as “Convertible Preferred Shares”) shall confer upon the holders thereof all rights conferred upon the holders of Ordinary Shares in the Company. In addition, the holders of Convertible Preferred Shares shall have rights, preferences and privileges, as follows:

Liquidation preference - Based on preference of distribution, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, change in control or distribution, the Company’s assets or surplus funds legally available for distribution shall be distributed to the holders of Convertible Preferred Shares pursuant to which each Convertible Preferred Share will be entitled to receive 1.2 of the applicable original issue price paid by each Convertible Preferred shareholder plus all accrued but unpaid dividends and less the aggregate of all amounts previously paid in preference. The aggregate liquidation preference of all shares with preferences over Ordinary Shares as of December 31, 2020 and 2019 amounted to $33,785. None of the foregoing dollar amounts include dividends, as the Board of Directors has not declared any dividends since inception.

The Convertible Preferred Shares have been classified as part of the permanent equity of the Company since upon occurrence of liquidation event all holder of the Ordinary Shares, Convertible Preferred Shares will be entitled to receive the same form of consideration.

Voting - Each shareholder shall have one vote for each Ordinary Share held by such shareholder of record or such Ordinary Shares as would be held by each holder of Convertible Preferred Share if all Convertible Preferred Shares were converted to Ordinary Shares at the then effective conversion rate, on every resolution.

Conversion - Each holder of a Convertible Preferred Share shall be entitled to convert, at any time and from time to time, and without payment of additional consideration, into such number of fully paid and non-assessable shares of Ordinary Share in ratio as determined in the Articles of one to one. The conversion price initially shall be the applicable Original Issue Price subject to adjustments as describe in the Articles.

All outstanding Convertible Preferred Shares shall automatically be converted into Ordinary Shares at the then-effective conversion rate applicable upon the earlier of (i) closing of sale of Ordinary Shares in an initial firm-commitment underwritten public offering, with net proceeds to the Company of $50,000 and at an offering price per share equal to at least 5 times the Preferred C Original Issue Price (Qualified IPO) or (ii) affirmative vote or written consent of majority shareholders of the then outstanding Convertible Preferred Shares, with respect to each series.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 11 - SHARE OPTIONS

Share option plans:

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “Plan”), pursuant to which the Company’s Board of Directors may award share options to purchase the Company’s Ordinary Shares as well as restricted shares, RSUs and other share based awards to designated participants. Subject to the terms and conditions of the Plans, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designate participants; (ii) the terms and provisions of the respective award agreements, including, but not limited to, the number of share options to be granted to each optionee, the number of shares to be covered by each share option, provisions concerning the time and the extent to which the share options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the fair market value of the shares covered by each award; (iv) make an election as to the type of approved 102 Option under Israeli tax law; (v) designate the type of share options; (vi) take any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vii) interpret the provisions of the Plan and to amend from time to time the terms of the Plan.

The Plan permits the grant of up to 10,346,400 share Ordinary Shares subject to adjustments set in the Plan. As of December 31, 2020, considering the effect of previously exercised share options, there were 3,362,600 Ordinary Shares available for future issuance under the Plan.

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the years ended December 31, 2020 and 2019:

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2018	6,756,500	0.32	6.88	270
Granted	250,000	0.89	9.59
Forfeited or expired	547,450))	0.37	-
Outstanding as of December 31, 2019	6,459,050	0.33	5.94	194
Exercisable as of December 31, 2019	4,813,850	0.30	5.16	289

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2019	6,459,050	0.33	5.94	194
Granted	1,769,800	0.36	9.35
Exercised	49,000))	0.23	-
Forfeited or expired	1,909,850))	0.35	-
Outstanding as of December 31, 2020	6,270,000	0.34	6.12	125
Exercisable as of December 31, 2020	4,198,324	0.30	4.73	252

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of each of the applicable reported period and the exercise price, multiplied by the number of in-the-money share options) that would have been received by the share option holders had all share options holders exercised their share options on December 31 of each of the reported period. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Share.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 11 - SHARE OPTIONS (CONT.)

The outstanding and exercisable share options as of December 31, 2020 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of December 31, 2020	Weighted average remaining contractual term	Share options exercisable as of December 31, 2020	Weighted average remaining contractual term
		(years)		(years)

0.000	840,000	2.47	840,000	2.47
0.227	1,166,400	3.82	1,166,400	3.82
0.333	216,000	4.2	216,000	4.21
0.365	3,403,600	8.06	1,456,924	6.85
0.757	300,000	3.58	300,000	3.59
0.833	144,000	5.03	144,000	5.03
1.024	200,000	8.54	75,000	8.54
	6,270,000		4,198,324

The weighted average grant date fair value of share options granted during the years ended December 31, 2020 and 2019 was $0.12 and $0.07 per share option, respectively.

During the year ended December 31, 2020 certain employees exercised 49,000 share options into the same number of Ordinary Shares for total consideration of $11. During the year ended December 31, 2019 share options have not been exercised into Ordinary Shares.

The following table presents the assumptions used to estimate the fair values of the share options granted in the reported periods presented:

	Year ended December 31
	2020	2019

Volatility (%)	61.89%-61.91%	60.86%-61.04%
Risk-free interest rate (%)	0.03%-0.04%	1.6%-1.9%
Dividend yield (%)	-	-
Expected life (years)	6.25	6.25
Exercise price ($)	0.36	0.365-1.024
Share price ($)	0.36	0.36

As of December 31, 2020, there was $361 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense on a straight-line basis over the requisite service periods, which results in a weighted average period of approximately 1.56 years over which the unrecognized compensation expense is expected to be recognized.

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2020 and 2019 was comprised as follows:

	Year ended December 31
	2020	2019

Research and development	$60	$68
Sales and marketing	48	47
General and administrative	12	24
	$120	$139

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 12 - FINANCING EXPENSES, NET

	Year ended December 31
	2020	2019

Change in fair value of convertible advanced investment (see Note 8)	$436	$389
Amortization of discount and accrued interest on straight loan (see Note 6)	120	200
Exchange rate differences and other finance expenses	141	(22)
	$697	$567

NOTE 13 - RELATED PARTIES TRANSACTIONS

A.	Balances with related parties:

	As of December 31,
	2020	2019

Related party (1)	$168	$-

(1)	Derives from a service agreement with the Company’s Founder under which the Company receives consulting services on recurring basis from the Founder as Chief Executive Officer for total current monthly gross amount of NIS 45 thousand (commencing January 1, 2020, the Founder has not been paid for his consulting services and thus the Company has an outstanding current liability towards the Founder of $168). In addition, the Company received office services based on an agreement with an entity controlled by the Founder under which the Company received back-to-back services from the landlord for a total monthly gross amount of NIS 47 thousand. In September 2020, the office service agreement was not renewed. The service agreement and the office services agreement were renewed on annual basis through the shareholders meeting.

B.	The Company allocated the expenses related to the above service agreement and the office services agreement as follows:

	Year ended December 31
	2020	2019

Research and development	$82	$149
Sales and marketing	58	57
General and administrative	108	105
	$248	$311

The allocation was done based on the management estimation to reflect the contribution to the related activity.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 14 - TAXES ON INCOME

A.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%.

As of December 31, 2020, the Company has carried forward losses for Israeli income tax purposes of approximately $27.6 million which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments through the 2015 tax year.

B.	Foreign entities:

1.	Beamr Inc. is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

Beamr Inc. have not received final tax assessments for the tax years ended December 31, 2017 through 2020.

2.	Beamr Imaging RU is taxed under the Russian tax code at the rate of up to 20%.

Beamr Imaging RU have not received final tax assessments for the tax years ended December 31, 2018 through 2020.

C.	Taxes on income are comprised from taxes incurred as result of (i) withholding tax deducted at source in accordance with U.S. - Israel tax treaty related to selling of software and (ii) implementation of the intercompany agreement between the Company and Beamr Inc. for conducting reseller services and implementation of the intercompany agreement between the Company and Beamr Imaging RU for conducting research and development services on behalf of the Company (see also Note 1B).

D.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	As of December 31
Composition of deferred tax assets:	2020	2019
Net operating loss carry-forward	$6,129	$5,315
Research and development credits	614	622
Vacation accrual	71	100
Net deferred tax asset before deferred tax liabilities and valuation allowance	6,814	6,037

Valuation allowance	(6,814)	(6,037)
Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2020 and 2019.

E.	For the years ended December 31, 2020 and 2019, the main reconciling item between the statutory tax rate of the Company (as noted in Note 14A) and the effective tax rate at the rate of 4% and 3% in 2020 and 2019, respectively, is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 15 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

A.	General information

Since inception date, the operation of the Company is conducted through one operating segment, the optimization technology for video and photo compression, which represents a single reporting unit. This activity also represents the reportable segment of the Group.

B.	Revenues by geographic region are as follows:

	Year ended December 31
	2020	2019

United States	$2,558	$3,448
Israel	61	$65
Rest of the world	557	579
	$3,176	$4,092

Revenues were attributed to countries based on customer location.

C.	Long-lived assets, net, by geographic areas:

	As of December 31,
	2020	2019
Israel	$27	$49
United States	7	13
Russia	5	5
	$39	$67

Such balance is comprised of property and equipment that are attributed to the geographic area in which they are located or originated, as applicable.

D.	Major customers

During the years ended December 31, 2020 and 2019, the Company had one customer which accounted for 23% and 36% of the Company’s total revenues, respectively. In addition, as of December 31, 2020 and 2019, the Company had one customer which accounted for 47% and 51% of the Company’s total trade receivables, respectively.

E.	Major product lines and services and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines and services, and timing of revenue recognition for the years ended December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Software license:
Perpetual based software license - transferred at a point of time -	$1,043	$1,436
Term-based software license - transferred at a point of time -	1,976	2,454
Total software license*	$3,019	$3,890
PCS services transferred over a period of time	157	202
	$3,176	$4,092

*	Sales based license were $99 and $192 for the years ended December 31, 2020 and 2019, respectively.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 16 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were available to be issued (December 21, 2021). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Paycheck Protection Program Note Forgiveness

As noted in Note 6B, the PPP Note granted in May 2020, in January 2021, the aggregate amount of $75 from the Bank was fully forgiven due to qualification of the used expenses as described in the CARES Act.

B.	Paycheck Protection Program Note Grant

On March 25, 2021, Beamr Inc. entered into a second PPP with the Bank under which Beamr Inc. borrowed an aggregate amount of $54 under a note (the “Second PPP Note”) which bears interest of 1% per annum.

During the period commencing seventeen months after the issuance of the Second PPP Note and continuing on the same day of each month thereafter until maturity which is 60 months from the date of the Second PPP Note, Beamr Inc. is required make a monthly payment of the principal and interest on the loan amount, each monthly payment to be in equal amounts such that the loan amount is fully amortized by the maturity date.

At any time, Beamr Inc. may prepay the Second PPP Note in full without payment of any penalty or premium.

The Company intends to utilize the entire amount of the second PPP loan for qualifying expenses. Under the terms of the Second PPP Note, the loan amount may be forgiven if it is used for qualifying expenses as described in the CARES Act.

On August 5, 2021, Second PPP Note was fully forgiven due to qualification of the used expenses as described in the CARES Act.

C.	Deferral agreement

On April 29, 2021 (the “Deferral Effective Date”), the Company entered into a deferral agreement in connection with the Loan Agreement with the Bank signed in February 2017 (see Note 6A above), under which it was agreed that the original monthly repayment date for the principal due from May 2021 to October 2021 shall be extended by a period of six months commencing November 2021. In consideration, the Company agreed to (i) pay to the Bank a total deferral facility fee equal to $50, which fee shall be fully earned at the Deferral Effective Date, and payable in 10 monthly equal installments over the period commencing April 29, 2021 through January 29, 2022; (ii) reimburse the Bank for all reasonable legal fees and expenses incurred in connection with the deferral agreement and (iii) will issue to the Bank warrants to purchase 48,820 shares exercisable at an exercise price of $1.024 per share (subject to standard adjustments) over a period of 15-years at the Bank’s discretion into either to Series C Preferred Shares or class of securities sold and issued by the Company in the next equity financing round (as determined in the warrant agreement) (the “2021 Warrant”). If the Bank exercises the 2021 Warrant and the Warrant Value (as determined in the warrant agreement) is lower than an amount of $50 (the “Minimum Value”), then immediately following such exercise, the Company shall pay the Bank an amount equal to the difference between the Minimum Value and Warrant Value. The 2021 Warrant was issued on April 29, 2021.

D.	Grant of share options

On August 22, 2021, the Company’s Board of Directors approved a grant of 1,073,440 options to certain employees exercisable into the same number of ordinary shares at a weighted average exercise price of $0.4 over a vesting period of 16 calendar quarters in equal portions commencing as of the vesting commencement date as defined in each individual employee option agreement.

E.	Advance Investment Agreements

On August 26, 2021, the Company entered into 2021 Advanced Investment Agreements (the “2021 AIA”) with several of its current shareholders for a total consideration of $560. The terms under the 2021 AIA are identical to the terms of the 2019 AIA as described in Note 8.

F.	Lease Agreement Extension

As noted in Note 9A1, In January 2021, the Company renewed its lease agreement with an unrelated party for the period commencing March 1, 20201 through August 31, 2021 for a monthly fee of NIS 17 thousand (approximately $5.3) and in August 2021, the Company renewed its lease agreement with an unrelated party for a further period commencing September 1, 2021 through February 28, 2022 for a monthly fee of NIS 21 thousand (approximately $6.5 thousand).

Ordinary Shares

Beamr Imaging Ltd.

PRELIMINARY PROSPECTUS

ThinkEquity

        , 2022

Through and including             , 2022 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Indemnification

The Israeli Companies Law 5759-2999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her for the benefit of another person pursuant to a judgment including a judgment given in the matter of a compromise or an arbitral award approved by the court;
●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;
●

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed on him or her by a court (1) in proceedings filed against him by or on behalf of the company or by any other person , or that another person institutes on the company’s behalf, against him or her; (2) for a criminal charge from which he was acquitted; or (3) for a criminal charge in which he was found guilty of an offense not requiring proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such undertaking relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen at the time of granting the undertaking to indemnify; and
●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We intend to enter, into indemnification agreements with all of our directors and with all members of our senior management subject to the listing of our securities on the Nasdaq Capital Market. Each such indemnification agreement will provide the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2), Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

In 2019, we granted to our officers, employees and advisors share options to purchase an aggregate of 250,000 ordinary shares, at a weighted average exercise price of $0.89 per share.

On August 6, 2019, we entered into Advanced Investment Agreements, or the 2019 AIAs, with several of our current shareholders, under which we raised a total aggregated amount of providing for bridge loan financing in the aggregate amount of $3,097,000. , which are not bearing any interest but are eligible for conversion into our shares at a discounted rate. The agreements and the conversion terms are detailed in Note 8 to our consolidated financial statements as of December 31, 2020. The 2019 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of this offering the investment amount shall automatically convert into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

In 2020, we issued an aggregate of 49,000 ordinary shares upon exercise of share options by our employees.

In 2020, we granted our officers and employees share options to purchase an aggregate of 1,769,800 ordinary shares, at a weighted average exercise price of $0.36 per share.

In April 2021, we issued to Silicon Valley Bank a 15-year warrant to purchase 48,820 shares exercisable at an exercise price of $1.024 per share (subject to standard adjustments) over a into either Series C Preferred Shares or a class of securities sold and issued by us in the next equity financing round. Furthermore, if the holder exercises the warrant and the warrant value (as determined in the warrant) is lower than $50,000, then immediately following such exercise, we are required to pay the holder an amount equal to the difference between the $50,000 and the warrant value.

On August 26, 2021, we entered into Advanced Investment Agreements, or the 2021 AIAs, with several of our current shareholders, providing for bridge loan financing in the aggregate amount of $560,000. The 2021 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of this offering the investment amount shall automatically convert into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

In 2021, we granted our officers and employees share options to purchase an aggregate of 1,073,440 ordinary shares, at a weighted average exercise price of $0.4 per share.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Association of the Registrant, as in effect prior to this offering*
3.2	Form of Amended and Restated Articles of Association of the Registrant to become effective upon the closing of this offering.*
4.1	Specimen share certificate of the Registrant*
4.2	Form of Representative’s Warrant*
5.1	Opinion of Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	Form of Indemnification Agreement*
10.2	2010 Option Plan*
10.3	2015 Share Incentive Plan*
10.4	Form of Compensation Policy for Directors and Officers*
10.5	Loan and Security Agreement dated as of February 19, 2017 between Silicon Valley Bank, Beamer Imaging Ltd. and Beamr, Inc.*
10.6	Warrant to Purchase Shares issued February 19, 2017 to Silicon Valley Bank*
10.7	Form of Advance Investment Agreement dated August 6, 2019*
10.8	Deferral Agreement dated April 15, 2020 between Silicon Valley Bank and Beamer Imaging Ltd.*
10.9	Deferral Agreement dated April 29, 2021 between Silicon Valley Bank, Beamer Imaging Ltd. and Beamr, Inc.*
10.10	Warrant to Purchase Stock issued April 29, 2021 to Silicon Valley Bank*
10.11	Form of Advance Investment Agreement dated August 26, 2021*
16.1	Letter of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global*
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd, an independent registered public accounting firm*
23.2	Consent of Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of Registration Statement)
107	Filing Fee Table*

*	To be filed by Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herzeliya, Israel on this       day of       2022.

Beamr Imaging Ltd.

By:
Sharon Carmel, Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Beamr Imaging Ltd. hereby constitute and appoint Sharon Carmel and Danny Sandler with full power of substitution, our true and lawful attorney-in-fact and agent to take any actions to enable the company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this Registration Statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer and Chairman	, 2022
Sharon Carmel	(Principal Executive Officer)

/s/	Chief Financial Officer	, 2022
Danny Sandler	(Principal Financial and Accounting Officer)

/s/	Director	, 2022
Tal Barnoach

/s/	Director	, 2022
Lluis Pedragosa

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Beamr Imaging Ltd., has signed this Registration Statement on this          day of           , 2022.

Puglisi & Associates Authorized U.S. Representative

Name: Donald J. Puglisi
Title: Managing Director